8/25

05010856

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: RAO Unified Energy Systems of Russia

*CURRENT ADDRESS

PROCESSED
SEP 0 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4077   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/31/05

82-4077

AR/S
12-31-04

RAO UES GROUP
IFRS CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

RAO Unified Energy Systems of Russia

KPMG Limited
11 Gogolevsky Boulevard
Moscow 119019
Russia

Telephone +7 (095) 937 4477
Fax +7 (095) 937 4400/99
Internet www.kpmg.ru

Independent Auditors' Report

Board of Directors
OAO RAO UES of Russia

We have audited the accompanying consolidated balance sheet of OAO RAO UES of Russia and its subsidiaries (the "Group") as of 31 December 2004 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO KPMG

ZAO KPMG
28 June 2005

RAO UES Group

Consolidated Balance Sheet as at 31 December 2004
(in millions of Russian Roubles)

	Notes	31 December 2004	31 December 2003
Assets			
Non-current assets			
Property, plant and equipment	8	892,881	872,179
Investments in associates	9	1,030	196
Deferred profit tax assets	16	5,937	3,881
Other non-current assets	10	32,561	26,200
Total non-current assets		**932,409**	**902,456**
Current assets			
Cash and cash equivalents	11	35,844	31,978
Accounts receivable and prepayments	12	111,242	105,340
Inventories	13	41,956	42,731
Other current assets		5,547	5,036
Total current assets		**194,589**	**185,085**
Total assets	6	**1,126,998**	**1,087,541**
Shareholders' equity, minority interest and liabilities			
Shareholders' equity	14		
Share capital			
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		(3,925)	(355)
		151,181	154,751
Retained earnings and other reserves		462,470	432,553
Total shareholders' equity		**613,651**	**587,304**
Minority interest	15	**227,633**	**219,687**
Non-current liabilities			
Deferred profit tax liabilities	16	56,091	57,895
Non-current debt	17	20,047	12,556
Other non-current liabilities	18	17,035	24,202
Total non-current liabilities		**93,173**	**94,653**
Current liabilities			
Current debt and current portion of non-current debt	19	65,949	50,496
Accounts payable and accrued charges	20	83,865	89,758
Taxes payable	21	42,727	45,643
Total current liabilities		**192,541**	**185,897**
Total liabilities	6	**285,714**	**280,550**
Total shareholders' equity, minority interest and liabilities		**1,126,998**	**1,087,541**

Chairman of the Management Board — Chubais A.B.

Financial Director — Zhurba D.G.

28 June 2005

RAO UES Group

Consolidated Statement of Operations for the year ended 31 December 2004
(in millions of Russian Roubles)

	Notes	Year ended 31 December 2004	Year ended 31 December 2003
Revenues			
Electricity		507,220	448,043
Heating		114,908	100,117
Governmental assistance	22	6,713	5,200
Other		50,816	39,789
Total revenues	6	**679,657**	**593,149**
Costs and other deductions			
Fuel expenses		186,777	161,251
Wages, benefits and payroll taxes		103,399	96,172
Purchased power		76,017	70,312
Depreciation and property, plant and equipment impairment	8	69,118	61,771
Repairs and maintenance		45,732	41,936
Taxes other than on income		12,173	13,371
Other materials		10,729	13,313
Electricity and heat distribution		9,753	6,081
Doubtful debtors expense / (reversal of expense)		4,848	(1,536)
Insurance expense		5,044	4,552
Water usage expenses		5,526	4,578
Social expenditures		1,678	3,193
Loss on disposal of property, plant and equipment		1,837	1,873
Other expenses	23	66,932	51,805
Total costs and other deductions		**599,563**	**528,672**
Income from operations	6	**80,094**	**64,477**
Share of loss of associates	9	(312)	(54)
Net financing expenses	24	(16,835)	(15,387)
Income before profit tax and minority interest		**62,947**	**49,036**
Total profit tax charge	16	(20,097)	(24,754)
Net income		**42,850**	**24,282**
Minority interest: share of net result	15	(10,901)	2,701
Net income		**31,949**	**26,983**
Earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	25	0.74	0.63

Chairman of the Management Board — Chubais A.B.

Financial Director — Zhurba D.G.

28 June 2005

RAO UES Group

Consolidated Cash Flow Statement for the year ended 31 December 2004
(in millions of Russian Roubles)

	Year ended 31 December 2004	Year ended 31 December 2003
CASH FLOW FROM OPERATING ACTIVITIES:		
Income before profit tax	**62,947**	**49,036**
Adjustments to reconcile income before profit tax to net cash provided by operations:		
Depreciation and property, plant and equipment impairment	69,118	61,771
Doubtful debtors expense / (release)	4,848	(1,536)
Interest and gain on restructuring accounts payable and taxes payable	17,609	16,947
Share of loss of associates, before profit tax	312	54
Loss on disposal of property, plant and equipment	1,837	1,873
Adjustment for non-cash investing activities	(6,992)	(10,231)
Operating cash flows before working capital changes and profit tax paid	**149,679**	**117,914**
Working capital changes:		
Increase in accounts receivable and prepayments	(10,218)	(9,356)
(Increase) / decrease in other current assets	(511)	6,738
Decrease in loans issued	-	2,635
Decrease / (increase) in inventories	610	(4,093)
Increase in other non-current assets	(8,923)	(3,458)
(Decrease) / increase in accounts payable and accrued charges	(6,509)	4,864
Decrease in taxes payable, other than profits tax	(2,901)	(4,479)
Decrease in other non-current liabilities	(16,004)	(13,110)
Profit tax paid (cash)	(23,342)	(16,389)
Profit tax paid (non-cash)	(525)	(233)
Net cash generated by operating activities	**81,356**	**81,033**
CASH FLOW FROM INVESTING ACTIVITIES:		
Additions to property, plant and equipment	(85,323)	(64,338)
Proceeds from sale of property, plant and equipment	3,360	3,974
Purchases of investments, net	(62)	(554)
Acquisition of subsidiaries, net of cash acquired	(1,959)	(651)
Net cash used for investing activities	**(83,984)**	**(61,569)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from issuance of current debt	230,795	163,783
Proceeds from issuance of non-current debt	13,248	2,900
Repayment of debt	(221,357)	(162,124)
Interest paid	(7,930)	(7,550)
Dividends paid to RAO UES shareholders	(2,282)	(2,028)
Dividends paid by Group to minority interest shareholders	(2,679)	(1,938)
Proceeds from share issuance	258	456
(Purchases of) / proceeds from treasury shares, net	(3,559)	1,446
Net cash generated by / (used for) financing activities	**6,494**	**(5,055)**
Increase in cash and cash equivalents	**3,866**	**14,409**
Cash and cash equivalents at the beginning of the period	**31,978**	**17,569**
Cash and cash equivalents at the end of the period	**35,844**	**31,978**

Chairman of the Management Board — Chubais A.B.

Financial Director — Zhurba D.G.

28 June 2005

RAO UES Group

Consolidated Statement of Changes in Shareholders' Equity for the year ended 31 December 2004
(in millions of Russian Roubles)

	Ordinary share capital	Preference share capital	Treasury shares	Retained earnings and other reserves	Total shareholders' equity
At 1 January 2003	147,439	7,667	(770)	412,079	566,415
Net income	-	-	-	26,983	26,983
Dividends	-	-	-	(1,988)	(1,988)
Change in fair value of available-for-sale investments	-	-	-	(4,897)	(4,897)
Change in treasury shares, net	-	-	415	726	1,141
Translation differences	-	-	-	(350)	(350)
At 31 December 2003	147,439	7,667	(355)	432,553	587,304
At 1 January 2004	147,439	7,667	(355)	432,553	587,304
Net income	-	-	-	31,949	31,949
Dividends	-	-	-	(2,399)	(2,399)
Change in fair value of available-for-sale investments	-	-	-	277	277
Translation differences	-	-	-	82	82
Change in treasury shares, net	-	-	(3,570)	8	(3,562)
At 31 December 2004	147,439	7,667	(3,925)	462,470	613,651

Chairman of the Management Board — Chubais A.B.

Financial Director — Zhurba D.G.

28 June 2005

(in millions of Russian Roubles)

Note 1: The Group and its operations

The Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The RAO UES Group (the "Group") consists of RAO UES and its related subsidiaries and associates as at 31 December 2004. Principal subsidiaries are disclosed in Note 5. The operations of all generating facilities are co-ordinated by the System Operator, which is under the control of the Group, in order to meet system requirements in an efficient manner.

The Group performs the following major activities:

- ***High voltage transmission:*** The high voltage transmission network connects all but a few regions of the Russian Federation. RAO UES charges a transmission fee to users of the network and, together with the Federal Grid Company (a 100 percent owned subsidiary of RAO UES), maintains this network. The System Operator, a 100 percent owned subsidiary of RAO UES, is responsible for system dispatch and the functioning of the Federal Wholesale Market of Electricity and Capacity ("FOREM");

- ***Regional generation and distribution:*** RAO UES has ownership interests in more than 70 regional power companies ("Energos"), responsible for the generation, distribution and sale of heat and electricity. These ownership interests range from 47 percent to 100 percent; and

- ***Stand-alone electricity generation:*** Major generation stations produce electricity and sell it via FOREM. The majority of these sales are within the Group.

At 31 December 2004, the number of employees of the Group was approximately 546,000 (31 December 2003: 557,000).

RAO UES's registered office is located at bld. 3, 101 Vernadskogo prospect, 119526, Moscow, Russia.

RAO UES also prepares annual parent company stand-alone financial statements in accordance with International Financial Reporting Standards ("IFRS").

Operating environment. The Russian Federation continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory, and political developments.

Relations with the state and current regulation. At 31 December 2004, the Russian Federation owned 52.7 percent of RAO UES, which represents 55.0 percent of the ordinary shares issued. As discussed in Note 14, only ordinary shares have voting rights. The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers.

The government of the Russian Federation directly affects the Group's operations through regulation by the Federal service on tariffs ("FST"), with respect to its wholesale energy sales, and by the regional services on tariffs ("RSTs"), with respect to its retail electricity and heat sales. Tariffs which Group entities may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on Group entities to provide connection for the supply of electricity and heating to customers in the Russian Federation.

(in millions of Russian Roubles)

Note 1: The Group and its operations (continued)

As described above and in Notes 2 and 27, the government's economic, social and other policies could have material effects on the operations of the Group.

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and the Group in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity. The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No.35-FZ of 26 March 2003 "On Electric Utilities" and Federal Law No.36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation" ("Federal Law No.36-FZ").

- On 29 May 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES strategy for the period from 2003 through 2008". This document provides a detailed description of the major changes that are planned to take place in the Group during the electric utilities reform program.

- On 24 December 2004, the Government of the Russian Federation reviewed its policy aimed at the restructuring of electric utilities and appreciated the measures taken in line with the decisions made previously. A number of tasks related to the further reform was assigned to the Ministries and Agencies.

- At the present stage, bills are being drafted for the specific legislative acts envisioned under the aforementioned federal laws on electric utilities reform according to the action plan related to electric utilities reform and adopted by the resolution of the Russian Federation government of 27 June 2003 No 865-r (p). RAO UES has been playing an active role in drafting these legislative acts.

- In December 2004, amendments were made to the Federal Law #36-FZ, which provide for postponement of prohibition for combining electricity transmission and dispatching electricity with electricity generation, sales and purchases from 1 January 2005 to 1 April 2006.

- In early September 2003, the Russian Federation Government issued Resolution # 1254-r which approved the structure of generating companies at the wholesale market ("WGCs"). In October 2004, Resolution of the Russian Federation Government #1367-r amended the structure of the WGCs. Under the Resolutions, 7 generating companies (6 companies based on thermal generating power plants and 1 company based on hydro generating power plants), which will include the power plants owned by RAO UES and its subsidiaries, will be established.

- In 2004, the Board of Directors of RAO UES at its meetings approved participation of RAO UES in all 7 WGCs. At the end of 2004 – beginning of 2005, state registration was issued to all 7 WGCs.

- In June 2005, the Board of Directors of RAO UES approved the exchange coefficients and conversion coefficients with regard to the shares of stand-alone electricity generation stations included in WGC–5 and WGC-3 to be converted into the shares of the respective WGG in order to implement the project on transition of the WGGs to the unified share and incorporation of stand-alone electricity generation stations with WGGs.

- In October 2003, the Russian Federation government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, has been holding electricity bidding in the free trading sector at the European part of Russia and in the Urals. Starting from May 2005, free trading sector was extended to Siberia. According to the laws underlying the electric utilities reform, subsequently free trading will be extended over the whole volume of trading.

(in millions of Russian Roubles)

- **Note 1: The Group and its operations (continued)**

- The Federal Grid Company – OAO Federal Grid Company of Unified Energy System ("FGC") – was established in June 2002, as a wholly-owned subsidiary of RAO UES, to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

- The System Operator – OAO System Operator-Central Dispatch Unit of Unified Energy System ("SO-CDU") – was established in September 2002 to perform electricity dispatch functions within the unified electricity system of the Russian Federation through the use of assets received or earmarked for receipt from RAO UES and its subsidiaries.

- All the individual Energos that are subject to reform have developed their respective reform plans and submitted them to RAO UES. At present, these reform plans are being discussed, agreed and approved by the management bodies of RAO UES and the government bodies.

- In April 2004, the Board of Directors of RAO UES approved the listing and structure of 14 territorial generating companies ("TGCs"), which will ultimately own the generating assets, before the reform owned by RAO UES subsidiaries (except for power plants to be included into WGCs). In June 2005, the Board of Directors updated the structure of TGG-11 and TGG-12.

- As at 28 June 2005, the Board of Directors of RAO UES approved incorporation of 12 out of 14 TGCs, and 10 TGCs have already been established.

- On 1 October 2004, the Board of Directors of RAO UES approved participation of RAO UES in 4 Interregional distribution grid companies ("IDGCs"), which will be the owners of shares of the distribution grid companies, involved in electricity transmission via distribution grids. It is planned, that in the course of restructuring of RAO UES subsidiaries the distribution grid companies ("DGCs") will be established and their shares will be exchanged to the shares of IDGCs.

- As at 28 June 2005, 45 subsidiaries of RAO UES have held General shareholders meeting at which plans for reorganization have been approved, and state registration was issued to the companies spun off from 37 RAO UES subsidiaries.

At this time, the impact of the industry changes on both the financial results and position of the Group cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, except as noted in Note 20, no provision has been recognised for the effects of the restructuring process.

Note 2: Financial condition

At 31 December 2004, the Group's current assets exceeded its current liabilities by Russian Roubles ("RR") 2,048 million (at 31 December 2003 the Group's current liabilities exceeded its current assets by RR 812 million). Since 2000, the Group has improved its financial position, largely through better cash collections and the restructuring of trade and tax liabilities to long term. The effects of the restructuring of accounts and taxes payable are described in Notes 18, 20 and 21. There still remains a significant amount of uncollected accounts receivable from earlier periods. Management has continued its collection and restructuring efforts to reduce the outstanding balances. There is legislation enabling the Group to cut off non-payers, but this is only possible to a certain extent due to strategic and political factors. Federal, municipal and other governmental organisations make up a significant portion of the debtor balance as at 31 December 2004. The Group has provided against doubtful accounts receivable, as further described in Notes 10 and 12.

The Group is affected by government policy through control of tariffs and other factors. The RSTs do not always permit tariff increases in line with increases in the Group's costs and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognised under an IFRS basis of accounting. As a result, tariffs do not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. Furthermore, the Group also experiences difficulties raising finance for the necessary investment in generation, transmission and distribution assets.

(in millions of Russian Roubles)

Note 2: Financial condition (continued)

Group management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets; and
- active participation in the restructuring of the electricity sector (see Note 1).

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of presentation

These consolidated financial statements have been prepared in accordance with, and comply with, International Financial Reporting Standards, including International Accounting Standards and Interpretations issued by the IASB ("IFRS").

Each enterprise of the Group individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR") with the exception of foreign companies which prepare their statutory financial statements in accordance with their statutory accounting requirements. The accompanying financial statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

The preparation of consolidated financial statements in accordance with IFRS requires management to make prudent estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have principally been made in respect of the impairment provision on property, plant and equipment, deferred profit taxes, allowance for doubtful debtors and fair values of financial instruments. Actual results could differ from these estimates.

Inflation accounting. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Adoption of new and revised standards. With effect from 31 March 2004, the Group has adopted IFRS 3 "Business combinations"(IFRS 3), IAS 36 (revised 2004) "Impairment of assets" (IAS 36) and IAS 38 (revised 2004) "Intangible assets" (IAS 38). The adoption of these standards did not have any impact on the consolidated financial statements.

Recent accounting pronouncements. During the period December 2003 to March 2004, the International Accounting Standards Board ("IASB") revised 17 of its standards and issued 4 new standards. These standards, except for IFRS 3, IAS 36 and IAS 38, are effective for accounting periods commencing on or after 1 January 2005 but may be adopted early. The Group has not early adopted these revised and new standards in these consolidated financial statements. IFRS 3, IAS 36 and IAS 38 were adopted as described above.

Note 4: Summary of significant accounting policies

Principles of consolidation. The consolidated financial statements comprise the financial statements of RAO UES and the financial statements of those entities whose operations are controlled by RAO UES. Control is presumed to exist when RAO UES controls, directly or indirectly through subsidiaries, more than 50 percent of voting rights. The Group consolidates a number of companies in which the Group owns less than 50 percent of the voting shares. Control exists for such entities on the basis of a dominant shareholding combined with other factors which allow the Group to exercise control.

A significant majority of the principal subsidiary companies described in Note 5 were transferred to RAO UES by the state on and after its incorporation into a joint stock company. These transfers represented a reorganisation of assets under common control and, accordingly, are accounted for in a manner similar to uniting of interests from the date of privatisation of each Group entity.

All material inter-group balances and transactions have been eliminated. Separate disclosure is made of minority interests.

Investments in associates. Investments in associated enterprises are accounted for using the equity method of accounting, based upon the percentage of ownership held by the Group. Associated enterprises are entities over which RAO UES is presumed to exercise significant influence but which it does not control.

Equity accounting is discontinued when the carrying amount of the associated enterprise reaches zero, unless the Group incurred obligations or guaranteed obligations in respect of the associated enterprise.

Investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value, management makes assumptions that are based on market conditions existing at each balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Group. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the statement of operations in the period in which they arise.

The Group does not hold any investments held-to-maturity or for trading purposes.

Foreign currency. Monetary assets and liabilities, which are held by the Group entities and denominated in foreign currencies at the balance sheet date, are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

The balance sheets of foreign subsidiaries are translated into Russian Roubles at the exchange rate prevailing at the reporting date. Statements of operations of foreign entities are translated at the average exchange rate for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries are recognised as translation differences and included in the translation reserve in shareholders' equity.

(in millions of Russian Roubles)

Note 4: Summary of significant accounting policies (continued)

At 31 December 2004, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") was RR 27.75: US$ 1.00 (31 December 2003: RR 29.45: US$ 1.00), between the Russian Rouble and Euro RR 37.81: Euro 1.00 (31 December 2003: RR 36.82: Euro 1.00). Exchange restrictions and currency controls exist relating to converting the Russian Rouble into other currencies. The RR is not freely convertible in most countries outside the Russian Federation.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are either proposed before the balance sheet date or proposed or declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. Property, plant and equipment are stated at depreciated replacement cost, based upon values determined by a third party valuation at 31 December 1997, and adjusted for subsequent additions at cost, disposals and depreciation, and restated for the impact of inflation until 31 December 2002. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's net selling price and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Major renewals and improvements are capitalised and the assets replaced are retired. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of an asset beyond its original capability. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

During the period of time that is required to complete and prepare the asset for its intended use interest costs on borrowings to finance the construction of property, plant and equipment are capitalised. All other borrowing costs are expensed.

Depreciation on property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is put into use. For the property, plant and equipment which was subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at the valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	3 – 80	20 – 80
Electricity transmission	14 – 40	25 – 40
Electricity distribution	3 – 40	25 – 40
Heating network	3 – 40	20 – 40
Other	8 – 24	10 – 40

Social assets are not capitalized as they are not expected to result in future economic benefits to the Group. Costs associated with fulfilling the Group's social responsibilities are expensed as incurred.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited in banks. Cash equivalents comprise short-term high liquid investments that may be readily converted into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Note 4: Summary of significant accounting policies (continued)

The statement of cash flows has been prepared in accordance with IAS 7 "Cash Flow Statements". However, the Group relies to some extent on non-cash transactions and individual items within operating activities of the statement of cash flows are stated inclusive of both cash and non-cash transactions. Management believes that the benefits of providing individual cash items within operating activities are outweighed by the cost of preparation.

Mutual settlements, barter and non-cash settlements. A portion of sales and purchases is settled by mutual settlements, barter and non-cash settlements. These settlements are generally in the form of direct settlement by goods or services with the final customer, cancellation of mutual balances or through a chain of non-cash transactions involving several companies. Non-cash settlements which are expected to be settled within 12 months are recorded as other current assets. These include "veksels" or "bills of exchange" which are negotiable debt obligations. The receivables and payables recorded in the consolidated balance sheet, that are expected to be settled by mutual settlements, barter or non-cash settlements, reflect management's estimate of the fair value to be received or given up in non-cash settlements.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

Inventories. Inventories are valued at the lower of net realisable value and weighted average cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realisable value.

Deferred profit taxes. Deferred profit tax assets and liabilities are calculated in respect of temporary differences using the balance sheet liability method. Deferred profit tax is provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred profit tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred profit tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred profit tax is not provided for the undistributed earnings of subsidiaries, as the Group requires profits to be reinvested, and only insignificant dividends are declared. Deferred profit tax is provided for the undistributed earnings of associated enterprises.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax which is reclaimable from the tax authorities upon the later of receipt of goods and services or the payment of the associated payable.

If accounts payable are restructured and the fair value of the restructured payable differs by more than ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of the restructuring. The amount of the discount is credited to the statement of operations (net financing expenses) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Note 4: Summary of significant accounting policies (continued)

Debt. Debt is recognised initially at cost which is the fair value of the proceeds received, net of transaction costs incurred. Fair value is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price. In subsequent periods, debt is stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and result of operations of the Group's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. Specific rights on dissolution for preference shareholders are included in the calculation of minority interests.

Pension and post-employment benefits. In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in wages, benefits and payroll taxes in the statement of operations, however, separate disclosures are not provided as these costs are not material.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates exist.

Revenue recognition. Revenue is recognised on the delivery of electricity and heat and on the dispatch of non-utility goods and services during the period. Revenue amounts are presented exclusive of value added tax.

Revenue is based on the application of authorised tariffs for electricity and heat sales as approved by the RSTs.

Earnings per share. Preference shares are considered to be participating shares, as their dividend may not be less than that given with respect to ordinary shares. The earnings per share is determined by dividing the net income attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting period, excluding the average number of treasury shares held by the Group. Preference shares participate in losses.

Treasury shares. Treasury shares are stated at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in shareholders' equity.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

(in millions of Russian Roubles)

Note 5: Principal subsidiaries

The following are the significant subsidiary enterprises which have been consolidated into the Group's financial statements. All subsidiaries with the exception of foreign companies are incorporated and operate in Russia.

Regional generation and distribution companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			***South***		
Astrakhanenergo	48.7	48.7	Dagenergo	51.3	51.3
Belgorodenergo	49.0	65.3	Kabbalkenergo	65.3	65.3
Bryanskenergo	49.0	65.2	Kalmenergo	96.4	96.4
Ivenergo	49.7	56.5	Karachayevo-Cherkesskenergo	100.0	100.0
Kalugaenergo	52.3	52.3	Kubanenergo	49.0	49.0
Kostromaenergo	49.0	49.0	Nurenergo	100.0	100.0
Kurskenergo	49.0	59.5	Rostovenergo	48.4	62.8
Lipetskenergo	49.0	49.0	Sevkavkazenergo	49.0	49.0
Mosenergo	50.9	50.9	Stavropolenergo	55.1	71.9
Orelenergo	49.0	60.3			
Ryazanenergo	49.0	49.0	***Ural***		
Smolenskenergo	49.8	60.5			
Tambovenergo	49.0	56.0	Chelyabenergo	49.0	49.0
Tulenergo	49.0	49.0	Kirovenergo	48.2	64.0
Tverenergo	49.0	65.3	Orenburgenergo	100.0	100.0
Vladimirenergo	49.0	49.0	Permenergo	49.0	64.4
Volgogradenergo	49.3	61.5	Sverdlovenergo	49.0	65.3
Vologdaenergo	49.0	49.0	Tyumenenergo	100.0	100.0
Voronezhenergo	49.0	65.3	Udmurtenergo	49.0	55.4
Yarenergo	47.8	60.3			
			Siberia		
North-West					
			Altaienergo	54.7	72.2
Arkhenergo	49.0	59.1	Buryatenergo	47.0	47.0
Karelenergo	100.0	100.0	Chitaenergo	49.0	62.2
Kolenergo	49.2	49.2	Khakasenergo	100.0	100.0
Komienergo	50.1	50.3	Krasnoyarskenergo	51.8	66.4
Lenenergo	49.0	57.4	Kuzbassenergo	49.0	49.0
Novgorodenergo	49.0	62.9	Omskenergo	49.0	60.4
Pskovenergo	49.0	49.0	Tomskenergo	52.0	59.9
Yantarenergo	100.0	100.0	Tuvaenergo	51.2	99.0
Middle Volga			***East***		
Chuvashenergo	100.0	100.0	Amurenergo	50.6	57.8
Marienergo	64.4	64.4	Dalenergo	49.0	65.3
Mordovenergo	53.1	53.1	Geotherm	72.6	78.5
Nizhnovenergo	49.0	62.3	Khabarovskenergo	48.5	60.2
Penzaenergo	49.0	49.0	Kolymaenergo	87.6	87.6
Samaraenergo	48.3	55.4	Kamchatskenergo	49.0	49.0
Saratovenergo	49.0	49.0	Magadanenergo	49.0	64.4
Ulyanovskenergo	49.0	49.0	Sakhalinenergo	49.0	49.0
			Sakhaenergo	47.9	100.0
			Yakutskenergo	47.9	56.3

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Hydrogenerating companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Bureyskaya GES	75.4	76.5	Taimyrenergo	100.0	100.0
Kabbalk GES	81.4	98.0	Volzhskaya GES	83.3	86.4
Kamskaya GES	100.0	100.0	Votkinskaya GES	59.8	74.2
Kaskad Verhnevolzhskih GES	100.0	100.0	Zaramagskie GES	89.7	91.4
Nizhegorodskaya GES	100.0	100.0	Zeiskaya GES	56.9	72.5
Saratovskaya GES	100.0	100.0	Zelenchugskie GES	100.0	100.0
Sayano-Shushenskaya GES	78.9	82.8	Zhigulevskaya GES	84.9	88.1
Sulakenergo	99.1	99.1			

Thermal generating companies

Name	Owner ship %	Voting %	Name	Ownership %	Voting %
Berezovskaya GRES –1	100.0	100.0	LUTEK	56.3	56.3
Bryansk Generation Company	49.0	65.2	Nevinnomysskaya GRES	100.0	100.0
Cherepetskaya GRES	55.8	55.8	North-West Station	68.2	75.3
Dzerzhinskaya TETS	49.0	100.0	Novocherkasskaya GRES	100.0	100.0
Experimentalnaya TETS	74.9	100.0	Novomoskovskaya GRES	49.0	100.0
Gusinoozerskaya GRES	100.0	100.0	Pechorskaya GRES	51.0	51.0
Heat Energy Company (Belgorod)	49.0	65.3	Permskaya GRES	100.0	100.0
Kaliningradskaya TETS –2	87.1	87.1	Pskovskaya GRES	50.0	50.0
Kaluzhskaya Generation Company	52.3	52.3	Ryazanskaya GRES	100.0	100.0
Kharanorskaya GRES	100.0	100.0	Shekinskie PGU	92.1	98.9
Kirishskaya GRES	100.0	100.0	Sochinskaya TETS	100.0	100.0
Konakovskaya GRES	51.0	51.0	Stavropolskaya GRES	51.0	51.0
Kostromskaya GRES	51.0	51.0	Troitskaya GRES	100.0	100.0
Krasnoyarskaya GRES –2	100.0	100.0	Voronezh Generation Company	49.0	65.3
Kuban GRES	79.8	99.9			

Construction companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Boguchanskaya GES	64.2	68.0	Chirkeigesstroy	100.0	100.0
Bureyagesstroy	100.0	100.0	Ivanovskie PGU	100.0	100.0

Grid companies

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Belgorod Power Grid Company	37.7	76.9			
Federal Grid Company	100.0	100.0	Kaluga Trunk Grid Company	52.3	52.3

Other

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Belgorod Retail Company	49.0	65.3	Inter RAO UES	60.0	60.0
Bryansk Retail Company	49.0	65.2	Kaluga Retail Company	52.3	52.3
Centre of Settlement Optimisation	100.0	100.0	Media-Holding REN-TV	70.0	70.0
Energy Centre	75.0	75.0	System Operator-CDU	100.0	100.0
Engineering Centre	100.0	100.0	Voronezh Energy Retail Company	49.0	65.3

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Foreign companies

Name	Ownership %	Voting %	Country
RAO Nordic	60.0	100.0	Finland
Telasi	45.0	75.0	Georgia
Mtkvari	60.0	100.0	Georgia
Transenergy	30.0	50.0	Georgia
Silk Road	60.0	100.0	Netherlands
Gardabani	60.0	100.0	Netherlands
Georgia	60.0	100.0	Netherlands
MEK	54.0	100.0	Armenia
Interenergo	40.2	67.0	Netherlands

The Group also controls Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

Differences between ownership interest and voting interest normally represent the effect of preference shares. Primarily RAO UES does not hold any preference shares of its subsidiaries. Such preference shares do not have any voting rights, unless dividends have not been declared fully at the Annual shareholders' meeting.

At the end of 2004, in the course of restructuring of the Russian electric utilities industry, a number of new 100 percent owned subsidiaries were established by RAO UES. They are: Hydro-WGC, WGC-5, WGC-3, Centre and North Caucasus IDGC, TGC-9 and TGC-14. As at 31 December 2004, the charter capital of newly established entities was not fully paid, with the exception of WGC-5. The outstanding charter capital of new entities is planned to be paid in 2005.

In June 2003, RAO Nordic, a Group entity, founded ZAO MEK, an entity located in Armenia. RAO Nordic owns a 90 percent interest in this entity. In September 2003, ZAO MEK purchased assets of ZAO Sevan-Razdansky Kaskad, a cascade of hydroplants located in Armenia, for a fair value consideration of RR 1,172 million (US$ 25 million payable immediately and EUR 17 million payable along with related interest over a period of 32 years commencing in 2009). The Group has settled the US$ 25 million payment to the seller by assuming the liability of ZAO Armyanskaya AS, a nuclear power plant, located in Armenia ("Armenian NPP"), owned by the government of Armenia, which was also the ultimate owner of the assets purchased, to a supplier of nuclear fuel. The assumed liability was redeemed in 2004 for RR 567 million.

The assets arising from the acquisition were as follows:	
Accounts receivable and prepayments	43
Other current assets	52
Property, plant and equipment	1,077
Fair value of assets acquired	**1,172**

The above acquisition was accounted for under the purchase method of accounting. The purchase price of the foreign acquisition was translated at the exchange rate in effect at the date of acquisition.

In May 2003, RAO Nordic, a Group entity, concluded an agreement to settle a separate liability of Armenian NPP to another supplier of nuclear fuel for the amount of RR 490 million (US$ 15.7 million). RAO Nordic will receive this amount back from Armenian NPP along with interest during two years commencing in June 2003. As of 31 December 2004 the outstanding recoverable balance of RR 173 million is included within other current assets.

Inter RAO UES and the government of Armenia have entered into a contract in respect of the Armenian NPP and will be entitled to the higher of 25 percent of that plant's annual net income during the period of 5 years commencing in September 2003 or US$ 0.1 million annually as a management fee (in the case of annual dividend distribution).

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

In August 2003, the Group acquired 100 percent of the shares of AES Silk Road, AES Gardabani and AES Georgia, all holding companies based in the Netherlands, from the AES Group. In addition, amounts receivable by the AES Group from the above companies amounting to RR 15,923 million (US$ 522 million) were acquired by the Group. The total consideration paid in cash was RR 704 million (US$ 23 million).

The above holding companies were, in their turn, the owners of shares in certain entities located in Georgia: 75 percent of AES Telasi, an entity which holds electricity distribution assets, 100 percent of AES Mtkvari, an entity which holds electricity and heat generation assets; 50 percent of AES Transenergy, an entity which exports energy; AES Georgia is also the owner of the management rights of Khramesy 1 and 2 hydrogeneration plants.

The assets and liabilities arising from the acquisition are as follows:	
Cash and cash equivalents	53
Accounts receivable and prepayments	1,247
Other current assets	448
Property, plant and equipment	613
Other non-current assets	258
Accounts payable and accrued charges	(221)
Other current liabilities	(343)
Non-current debt	(97)
Other non-current liabilities	(153)
Minority interest	(1,101)
Fair value of net assets acquired	**704**
Less: cash and cash equivalents in subsidiary acquired	(53)
Cash flow on acquisition, net of cash acquired	**651**

The acquisition was accounted for under the purchase method of accounting. The results of operations of the acquired businesses were included in the consolidated financial statements as of the respective date of acquisition. The purchase price of the foreign acquisition was translated at the exchange rates in effect as the respective date of acquisition.

During the twelve months ended 31 December 2004 there were certain other changes in RAO UES' ownership percentage of several of its subsidiaries, which had an immaterial impact on the statement of operations.

Note 6: Segment information

Primary reporting segments - business segments. The Group is organised into four main business segments:

- ***"Transmission segment"*** this segment principally comprises RAO UES, FGC and SO-CDU, which maintain and operate the high voltage electricity transmission grid and perform electricity dispatch functions. Transmission fees are set by the FST;
- ***"Energos segment"*** consists of regional electricity and heat generation and distribution. The majority of electricity generated by energos is sold within the regions in which the energo operates at tariffs set by RSTs. Certain energos have surplus generation and sell electricity via FOREM. Tariffs in FOREM are set by the FST;
- ***"Hydro and thermal generating stations segment"*** consists of entities that produce and sell electricity to energos through FOREM, at tariffs set by the FST; and
- ***"Unallocated"*** consists of numerous insignificant segments including construction, and export generation and sales.

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Year ended 31 December 2004	Transmission	Energos	Hydro and thermal generating stations	Unallocated	Consolidation adjustments	Total
Gross revenues	57,903	645,830	76,328	33,765	-	813,826
Intra-group revenues	(50,889)	(17,792)	(50,339)	(15,149)	-	(134,169)
Net revenues	7,014	628,038	25,989	18,616	-	679,657
Segment income / (loss)	31,340	43,003	7,451	(1,700)	-	80,094
Capital expenditures	18,032	57,225	22,548	1,607	-	99,412
Depreciation and property, plant and equipment impairment	9,786	46,920	7,968	4,444	-	69,118
Doubtful debtors (reversal of expense) / expense	(784)	4,861	101	670	-	4,848

Year ended 31 December 2003	Transmission	Energos	Hydro and thermal generating stations	Unallocated	Consolidation adjustments	Total
Gross revenues	59,201	561,918	63,095	34,353	-	718,567
Intra-group revenues	(54,978)	(9,900)	(49,133)	(11,407)	-	(125,418)
Net revenues	4,223	552,018	13,962	22,946	-	593,149
Segment income	28,504	26,962	2,537	6,474	-	64,477
Capital expenditures	10,599	45,480	14,125	6,769	-	76,973
Depreciation and property, plant and equipment impairment	7,958	45,545	6,434	1,834	-	61,771
Doubtful debtors expense / (reversal of expense)	289	(3,413)	654	934	-	(1,536)

As at 31 December 2004	Transmission	Energos	Hydro and thermal generating stations	Unallocated	Consolidation adjustments	Total
Segment total assets	154,964	746,387	169,760	120,166	(65,309)	1,125,968
Associates	-	1,030	-	-	-	1,030
Total assets	154,964	747,417	169,760	120,166	(65,309)	1,126,998
Segment liabilities	12,440	138,315	45,965	159,793	(70,799)	285,714
Total liabilities	12,440	138,315	45,965	159,793	(70,799)	285,714

As at 31 December 2003	Transmission	Energos	Hydro and thermal generating stations	Unallocated	Consolidation adjustments	Total
Segment total assets	148,721	739,889	140,723	112,530	(54,518)	1,087,345
Associates	-	-	-	196	-	196
Total assets	148,721	739,889	140,723	112,726	(54,518)	1,087,541
Segment liabilities	4,353	144,554	33,033	136,790	(38,180)	280,550
Total liabilities	4,353	144,554	33,033	136,790	(38,180)	280,550

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Secondary reporting segments - geographical segments. The Group operates in seven geographical areas within the Russian Federation. These geographical areas correspond to the regions established for system operation. Group entities have been aggregated within these geographical areas based on the area where their assets are located, with the exception of the Transmission segment. The transmission grid, owned by RAO UES and FGC, is located throughout the territory of the Russian Federation, but is recorded in the books of these enterprises without details of geographic location. Accordingly, it is not practicable to split these assets on a geographical basis. The Group's assets generate revenues primarily within the geographical region where they are located.

	Revenue		Total assets		Capital expenditures	
	Year ended 31 December 2004	Year ended 31 December 2003	31 December 2004	31 December 2003	Year ended 31 December 2004	Year ended 31 December 2003
Transmission segment	57,903	58,588	154,964	148,721	18,032	10,599
Centre	219,743	180,713	254,498	252,458	24,623	15,294
North-West	78,197	67,267	95,604	82,194	12,120	6,514
Urals	156,155	138,763	182,473	187,967	9,443	10,291
Siberia	79,981	74,765	129,237	127,791	8,217	8,167
Middle Volga	71,957	63,540	71,789	63,875	5,401	2,697
East	71,555	60,426	113,783	107,162	11,520	11,450
South	49,637	45,444	70,275	65,558	9,119	6,329
	785,128	689,506	1,072,623	1,035,726	98,475	71,341
Unallocated	28,698	29,061	119,684	106,333	937	5,632
Consolidation adjustments	(134,169)	(125,418)	(65,309)	(54,518)	-	-
Total	679,657	593,149	1,126,998	1,087,541	99,412	76,973

Note 7: Related parties

Associates. The following transactions were carried out with associates, the majority of which are based on tariffs set by the FST and the RSTs:

	Year ended 31 December 2004	Year ended 31 December 2003
Electricity revenues	6,195	106
Heating revenues	2,321	263
Transmission fee income	151	-
Electricity and heat distribution expense	71	15

In 2004, the Group issued a loan to an associate of the Group, OAO "Rossiskiye kommunalniye sistemy" (RKS), for the amount of RR 493 million bearing interest of 13 percent per annum. The loan is to be repaid in 2006. As of 31 December 2004 the outstanding recoverable balance of RR 493 million is included within other non-current assets.

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the year according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Managing Board according to his perception of the value of their contribution.

(in millions of Russian Roubles)

Note 7: Related parties (continued)

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year. Under the Russian legislation, fees, compensation or allowances to the members of the Board of Directors, being government employees, are transferred to the federal budget.

Remuneration of members of the Board of Directors amounted to RR 257 million for the year ended 31 December 2004 (RR 282 million for 2003). Remuneration of members of the Management Board, amounted to RR 174 million for the year ended 31 December 2004 (RR 159 million for 2003).

Employee share option plan. In June 2004, the Board of Directors approved a Share Option Plan for the employees of RAO UES (hereinafter – the Plan).

The Plan provides for the granting of share options to the members of the Management Board and other key employees of RAO UES (hereinafter – the Plan participants).

The Plan participants shall be rewarded for their work in RAO UES over the period of 3 years, starting from 25 June 2004.

In February 2005, the Board of Directors approved a number of changes relating to the list of Plan participants and to the number of shares allocated under the Plan. Key employees from certain Group entities were included into the list.

A total of up to 418,657,600 ordinary shares (or about one per cent of the issued ordinary shares of RAO UES) may be allocated under the plan. 213,671,372 shares are allocated for granting share options to the members of the Management Board, the remainder to the other key employees of RAO UES.

Ordinary shares ultimately allocated under the Plan are allocated from treasury shares purchased by the Group for that purpose on the open market by a special-purpose entity, which is controlled by the Group. The treasury shares held for the purpose of the Plan will have no voting rights, unless otherwise decided by the Board of Directors.

In the event that the restructuring of RAO UES is completed prior to the exercise date of the share options, the Plan participants will be entitled to purchase successor shares or other securities, distributed among the RAO UES shareholders.

At 31 December 2004, based on decision of the Board of Directors the Group granted options to purchase 365,365,878 shares (signed share option agreement), including 213,671,372 granted to the members of the Management Board.

The number of shares, which the Plan participants may purchase as part of implementation of the Plan, in the event that the Plan participant has terminated its employment with the Group entity before 25 June 2007, will be calculated proportionally based on the number of days worked prior to terminating the employment. In case of breaching certain defined provisions of the labor agreement and termination of employment at the initiative of the Group entity, the Plan participants will lose their right to purchase the shares.

The exercise price of the share option is USD 0.2934 per share, which is the weighted average price of the shares of RAO UES on RTS over the period of 25 June 2003 through 24 June 2004. For the Plan participants, who joined Group entities after 25 June 2004, the exercise price of the share option is the weighted average price of the shares of RAO UES on RTS one year before the date of the labor agreement. In addition to the exercise price, the Plan participants, who exercise their options, must reimburse part of the interest expenses paid on borrowings, which can be attracted for the purpose of purchases of the shares.

(in millions of Russian Roubles)

Note 7: Related parties (continued)

One of the vesting terms of the share options is prepayment by the members of the Management Board (in the amount of 10 percent of the share option agreement) and by other key employees (in the amount of 0.2 percent of the share option agreement). In the event that realization of the share option lapses, the prepayment will be returned to the Plan participant in full.

The Plan participant can exercise the share option at any time over the period of 25 June 2007 through 25 January 2008.

At 31 December 2004, the Group granted to the members of the Management Board non-interest bearing loans, which will be used by individuals to make prepayments under the share option agreements. The loans are granted for a period of 5 years.

At 31 December 2004, in the course of the Plan implementation the Group purchased 418,657,600 treasury shares. Their purchase cost was RR 3,571 million (see Note 14).

Note 8: Property, plant and equipment

Appraised value or cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2003	746,298	229,353	716,449	129,692	205,590	243,509	2,270,891
Additions	1,986	2,637	1,476	374	88,489	4,450	99,412
Transfers	30,365	23,426	19,479	7,686	(95,296)	14,340	-
Disposals	(3,871)	(1,486)	(2,963)	(1,528)	(6,625)	(6,636)	(23,109)
Disposals to associates	(3,955)	-	(6,177)	(319)	(292)	(932)	(11,675)
Closing balance as at 31 December 2004	770,823	253,930	728,264	135,905	191,866	254,731	2,335,519

Accumulated depreciation (including impairment)

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2003	(462,352)	(131,279)	(509,391)	(93,870)	(25,595)	(176,225)	(1,398,712)
Charge for the period	(16,831)	(9,786)	(16,320)	(4,842)	(2,811)	(18,528)	(69,118)
Transfers	(2,403)	(1)	(955)	(235)	4,564	(970)	-
Disposals	3,662	1,161	2,828	1,329	505	6,336	15,821
Disposals to associates	3,228	-	4,969	317	43	814	9,371
Closing balance as at 31 December 2004	(474,696)	(139,905)	(518,869)	(97,301)	(23,294)	(188,573)	(1,442,638)
Net book value as at 31 December 2004	296,127	114,025	209,395	38,604	168,572	66,158	892,881
Net book value as at 31 December 2003	283,946	98,074	207,058	35,822	179,995	67,284	872,179

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation, including generating stations under construction.

Depreciation is charged once an asset is available for service.

(in millions of Russian Roubles)

Note 8: Property, plant and equipment (continued)

Other property, plant and equipment includes motor vehicles, computer equipment, office fixtures and other equipment.

The assets transferred to the Group upon privatisation did not include the land on which the Group's buildings and facilities are situated. The Group has the option to purchase this land upon application to the state registrator body or to formalize the right for rent. According to Russian legislation expiry date to this option is 1 January 2006. As at 31 December 2004, the majority of the Group's companies have not filed any application to exercise the purchase option.

A portion of property, plant and equipment additions has been settled through mutual settlement, barter and other non-cash means. Non-cash transactions in respect of property, plant and equipment are:

	Year ended 31 December 2004	Year ended 31 December 2003
Non-cash acquisitions	14,089	12,630
Non-cash proceeds from the sale of property, plant and equipment	2,091	2,553

The majority of the non-cash acquisitions related to construction in progress.

Impairment. For the year ended 31 December 2004, management assessed the adequacy of the existing impairment provision and concluded that an additional impairment charge was needed due to changes in estimated future net cash flows related to certain fixed assets and construction in progress. An additional impairment provision of RR 3,687 million was recognised and included in line Depreciation and property, plant and equipment impairment of the statement of operation.

Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

Included in the impairment provision is RR 15,815 million related to items recorded as construction in progress, which currently are not planned to be completed and are therefore fully impaired.

Note 9. Investments in associates

The Group has investments in the following associated enterprises, both of which are incorporated and operate in Russia:

	31 December 2004		31 December 2003	
Enterprise name	**% Ownership**	**% Voting**	**% Ownership**	**% Voting**
RKS	25.0	25.0	25.0	25.0
Kurganenergo	49.0	49.0	49.0	49.0

(in millions of Russian Roubles)

Note 9. Investments in associates (continued)

	RKS	Kurganenergo	Total
Carrying value as at 31 December 2003	**196**	-	**196**
Transfer from subsidiaries	-	1,110	1,110
Share of loss of associates	(225)	(87)	(312)
Share of associates' tax benefit	29	7	36
Carrying value as at 31 December 2004	-	**1,030**	**1,030**

In May 2003, the Group acquired 25 percent of the share capital of a new entity, RKS. The entity was set up with the purpose to provide local utility services to customers.

During 2004 management re-assessed the level of control that the Group had over Kurganenergo and determined that this no longer amounted to control, but to significant influence. Consequently, as at 31 December 2004 the investment in Kurganenergo has been accounted for as an investment in an associate.

Note 10. Other non-current assets

	31 December 2004	31 December 2003
Available-for-sale investments (carried at cost)	4,866	6,962
Available-for-sale investments (carried at fair value)	2,996	2,589
Advances to contractors	17,306	10,830
Restructured trade receivables (Net of allowance for doubtful debtors of RR 4,169 million as at 31 December 2004 and RR 5,051 million as at 31 December 2003)	2,200	2,936
Other (Net of allowance of RR 865 million as at 31 December 2004 and nil as at 31 December 2003)	5,193	2,883
	32,561	26,200

Note 11: Cash and cash equivalents

	31 December 2004	31 December 2003
Cash at bank and in hand	22,413	19,982
Cash equivalents	12,880	9,856
Foreign currency accounts	551	2,140
	35,844	31,978

Cash equivalents comprise short term investments in bank promissory notes and certificates of deposit.

(in millions of Russian Roubles)

Note 12: Accounts receivable and prepayments

	31 December 2004	31 December 2003
Trade receivables	44,271	43,590
(Net of allowance for doubtful debtors of RR 36,003 million as at 31 December 2004 and RR 40,527 million as at 31 December 2003)		
Value added tax recoverable	28,940	24,445
Advances to suppliers and prepayments	13,224	14,577
Receivables from associates	1,809	151
Other receivables	22,998	22,577
(Net of allowance for doubtful debtors of RR 6,491 million as at 31 December 2004 and RR 6,534 million as at 31 December 2003)		
	111,242	105,340

At 31 December 2004 and 31 December 2003, the above other receivables balance included RR 7,921 million and RR 7,135 million of tax prepayments, respectively, which are to be settled against future tax liabilities.

Management has determined the allowance for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 16–25 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the doubtful debtor allowance and expense. The management of the Group believes that Group entities will be able to realise the net receivable amount through direct collections and other non-cash settlements.

Certain trade receivables have been restructured and as a result are due to be realised more than one year from the balance sheet date (see Note 10). The loss on restructuring is included in doubtful debtors expense.

For the year ended 31 December 2004: approximately 7 percent (year ended 31 December 2003: 13 percent) of the Group's accounts receivables were settled via non-cash settlements.

Note 13: Inventories

	31 December 2004	31 December 2003
Materials and supplies	24,736	24,443
Fuel production stocks	15,656	16,858
Other inventories	1,564	1,430
	41,956	42,731

The above inventory balances are recorded net of an obsolescence provision of RR 2,185 million and RR 2,036 million as at 31 December 2004 and 31 December 2003, respectively.

At 31 December 2004 and 31 December 2003, the inventory balance included RR 16,502 million and RR 18,200 million, respectively, of inventory pledged as collateral under loan agreements.

(in millions of Russian Roubles)

Note 14: Shareholders' equity

Share Capital

	Number of shares issued and fully paid	31 December 2004	31 December 2003
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
		155,106	155,106

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of 0.5 Russian Roubles.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting. In liquidation preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders participate equally in the distribution of remaining assets with ordinary shareholders.

Dividends. The annual statutory accounts of the parent company, RAO UES, are the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit for the year. For 2004, the statutory profit for the parent company, RAO UES, as reported in the published statutory reporting forms, was RR 24,069 million. However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

A dividend was proposed by the Board of Directors in 2005 in respect of the year ended 31 December 2004 of RR 0.0559 per ordinary share and RR 0.2233 per preference share.

A dividend was declared in 2004 in respect of the year ended 31 December 2003 of RR 0.0469 per ordinary share and RR 0.2283 per preference share.

Fair value reserve. The fair value reserve, relating to the changes in the fair value of available-for-sale investments, at 31 December 2004 was a debit of 4,571 RR million (31 December 2003: a debit of RR 4,848 million), and is included in retained earnings and other reserves.

Translation reserve. The translation reserve, relating to the exchange differences arising on translation of the net assets of foreign subsidiaries, at 31 December 2004 was a debit of RR 268 million (31 December 2003: a debit of RR 350 million) and is included in retained earnings and other reserves.

Treasury shares. The Group periodically purchases and sells treasury shares. Treasury shares as at 31 December 2004 represent 467,812,021 (31 December 2003: 49,138,221) ordinary shares and 14,968,763 (31 December 2003: 16,768,863) preference shares.

	Cost as at 31 December 2003	Purchases and disposals, net	Cost as at 31 December 2004
Ordinary shares	300	3,571	3,871
Preference shares	55	(1)	54
	355	3,570	3,925

(in millions of Russian Roubles)

Note 15: Minority interest

	Year ended 31 December 2004	Year ended 31 December 2003
Opening balance, beginning of year	219,687	223,981
Change in fair value of available-for-sale investments	-	26
Share of net result	10,901	(2,701)
Acquisitions and changes in Group structure	920	205
Dividends	(3,875)	(1,824)
Closing balance, end of period	227,633	219,687

Dividends allocated to the minority interest include interim dividends at the amount of RR 1,744 million declared by the Group in 2004.

Note 16: Profit tax

Profit tax charge

	Year ended 31 December 2004	Year ended 31 December 2003
Current profit tax charge	(24,187)	(16,621)
Deferred profit tax benefit / (charge)	4,054	(8,133)
Share of associate's tax benefit	36	-
Total profit tax charge	(20,097)	(24,754)

During the year ended 31 December 2004 most members of the Group were subject to profit tax rates of 24 percent on taxable profit.

In accordance with Russian tax legislation, tax losses in different Group companies may not be relieved against taxable profit of other Group companies. Accordingly, profit tax may accrue even where there is a net consolidated tax loss.

(in millions of Russian Roubles)

Note 16: Profit tax (continued)

Net income before profit tax for financial reporting purposes is reconciled to profit tax expenses as follows:

	Year ended 31 December 2004	Year ended 31 December 2003
Income before profit tax	62,947	49,036
Theoretical profit tax charge at an average statutory tax rate of 24 percent	(15,107)	(11,769)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Tax interest and penalties release	1,749	1,318
Other non-deductible and non-taxable items, net	(8,408)	(5,229)
Effect of statutory revaluation on tax base	467	(7,856)
Non-recognised deferred tax assets movements	2,079	1,275
Losses carried forward	-	1,239
Other	(877)	(3,732)
Total profit tax charge	(20,097)	(24,754)

During 2002-2004, the Group established a number of new subsidiaries to perform electricity generation and transmission as separate legal entities. The value of the property, plant and equipment transferred was determined by a third party valuer. This valuation is used for Russian statutory and tax accounting purposes. Consequently, included within the effect of statutory revaluation for the year ended 31 December 2004 is a deferred tax benefit of RR 384 million in respect of the revaluation of assets transferred to newly established entities during 2004 (for the year ended 31 December 2003 deferred tax benefit amounted to RR 3,479 million).

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate expected to be applicable when the assets or liabilities will reverse.

Deferred profit tax liabilities

		Movement for the period recognised in:		
	31 December 2004	Statement of operations	Statement of changes in shareholders' equity	31 December 2003
Trade receivables	(6,151)	2,288	-	(8,439)
Property, plant and equipment	63,383	(1,909)	-	65,292
Accounts payable	2,368	(1,684)	-	4,052
Inventories	(408)	(68)	-	(340)
Losses carried forward	(631)	286	-	(917)
Other	(2,470)	(742)	25	(1,753)
	56,091	(1,829)	25	57,895

(in millions of Russian Roubles)

Note 16: Profit tax (continued)

Deferred profit tax assets

	31 December 2004	Movement for the period recognised in Statement of operations	Transfers to associates	31 December 2003
Trade receivables	2,123	(324)	-	2,447
Property, plant and equipment	10,076	87	-	9,989
Accounts payable	(518)	354	-	(872)
Inventories	106	7	-	99
Losses carried forward	505	183	-	322
Other	339	(161)	(169)	669
Deferred profit tax assets	12,631	146	(169)	12,654
Less: non-recognised deferred tax assets	(6,694)	2,079	-	(8,773)
	5,937	2,225	(169)	3,881

As at 31 December 2004 the Group has not recognized a deferred tax liability in respect of RR 48,095 million (31 December 2003: RR 55,872 million) temporary differences associated with investments in subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in the foreseeable future.

Note 17: Non-current debt

	Currency	Effective interest rate	Due	31 December 2004	31 December 2003
Central and regional government loans	US$	LIBOR + 3.0%	2005 and thereafter	2,772	2,816
Central and regional government loans	RR	21.0% - 48.0%	2005 and thereafter	419	554
Bonds issued by subsidiaries	RR	9.0% - 18.0%	2005-2007	9,359	1,000
Bonds – RAO UES	RR	15.0%	2005	3,000	3,000
Bank debt from foreign banks	Euro	EURIBOR + 4.1%	2005	616	1,723
Bank debt from foreign banks	Euro	EURIBOR + 4.3%	2005 and thereafter	1,361	-
Bank debt from foreign banks	US$	LIBOR + 4.0%	2005-2007	1,260	1,714
Bank debt from foreign banks	US$	LIBOR + 3.5%	2005-2009	780	993
Bank debt from Russian banks	RR	12.0% - 16.0%	2005-2009	4,467	2,460
Bank debt from Russian banks	US$	LIBOR + 6.5%	2006	1,249	-
Other long-term debt				2,142	2,613
Total non-current debt				27,425	16,873
Less: current portion of non-current debt				(7,378)	(4,317)
				20,047	12,556

(in millions of Russian Roubles)

Note 17: Non-current debt (continued)

Maturity table

	31 December 2004	31 December 2003
Due for repayment		
Between one and two years	4,163	6,164
Between two and five years	14,100	4,353
After five years	1,784	2,039
	20,047	12,556

Except as otherwise noted, the majority of the above bank debt is obtained at fixed interest rates.

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans and the current market rate for floating rate loans.

The Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

At the balance sheet date, the estimated fair value of total non-current debt (including the current portion) was RR 27,652 million (31 December 2003: RR 17,258 million), which is estimated by discounting the future contractual cash flows at the estimated current market interest rates available to the Group for similar financial instruments.

Note 18: Other non-current liabilities

	31 December 2004	31 December 2003
Taxes payable	12,010	21,276
Trade payables	720	1,588
Other	6,062	6,386
Total other non-current liabilities	18,792	29,250
Less: current portion of restructured liabilities	(1,757)	(5,048)
	17,035	24,202

In accordance with Government Resolution No. 1002 dated 3 September 1999, most members of the Group have restructured taxes including fines and interest to be repaid over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable including fines and interest becoming due on demand. Additionally, a number of Group entities have restructured trade payables to be repaid over a period of up to five years. Based on the contractual dates of repayment, discount rates of 21 - 24 percent have been used in the estimate of the fair value of these liabilities at the date of restructuring.

The discounting of the restructured payable amounts gives rise to a gain, as disclosed in Note 24.

The maturity profile is as follows:

	31 December 2004	31 December 2003
Between one and two years	2,430	4,572
Between two and five years	6,553	9,457
After five years	8,052	10,173
	17,035	24,202

(in millions of Russian Roubles)

Note 19: Current debt and current portion of non-current debt

	Effective interest rate	31 December 2004	31 December 2003
Current debt	7.0% - 16.0%	58,571	46,179
Current portion of non-current debt		7,378	4,317
		65,949	50,496

Note 20: Accounts payable and accrued charges

	31 December 2004	31 December 2003
Trade payables	44,898	51,683
Accrued liabilities and other creditors	36,018	34,625
Bills of exchange payable	747	2,040
Dividends payable	1,898	466
Payables to associates	-	16
Current portion of trade payables and other creditors restructured to long-term	304	928
	83,865	89,758

For the year ended 31 December 2004, approximately 14 percent (the year ended 31 December 2003: 18 percent) of the Group's accounts payable and accrued charges were settled via non-cash settlements.

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 18. The effect of restructuring the trade payables is included in Note 24.

Accrued liabilities and other creditors as at 31 December 2004 include an accrual of RR 323 million for compensation to employees whose services are to be terminated during the course of the restructuring process (31 December 2003: RR 1,079 million). The plans, including the amount of such compensation, number of employees and the approximate timing whereby such payments will be made, have been approved by the Boards of Directors of the affected Group entities.

Note 21: Taxes payable

	31 December 2004	31 December 2003
Value added tax	21,608	21,568
Fines and interest	8,217	8,429
Profit tax	4,715	4,395
Property tax	1,461	2,110
Employee taxes	2,294	2,234
Other taxes	2,979	2,787
Current portion of taxes restructured to long-term	1,453	4,120
	42,727	45,643

(in millions of Russian Roubles)

Note 21: Taxes payable (continued)

Included in the payable for value added tax is RR 16,021 which only becomes payable to the authorities when the underlying receivables balance is either recovered or written off (31 December 2003: RR 16,649 million).

The principal tax liabilities past due, excluding the amounts which have been restructured, accrue interest each day at one three hundredth of the current refinance rate of the Central Bank of the Russian Federation. As at 31 December 2004 the refinance rate was 13 percent (31 December 2003: 16 percent). Interest does not accrue on tax fines and interest.

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 18. The gain on restructuring the taxes payable is included in Note 24.

For the year ended 31 December 2004, approximately 1 percent (the year ended 31 December 2003: 1 percent) of the Group's taxes payable were settled via non-cash settlements.

Note 22: Governmental assistance

During the year ended 31 December 2004 the Federal government of the Russian Federation and regional governments gave financial assistance equal to RR 5,147 million (year ended 31 December 2003: RR 4,063 million) for certain entities in the Far East region and RR 1,566 million (year ended 31 December 2003: RR 1,137 million) for other Group entities. The assistance in respect of these periods has been recorded as revenue in the statement of operations.

Note 23: Other expenses

	Year ended 31 December 2004	Year ended 31 December 2003
Rent	4,925	2,521
Consulting, legal and information services	4,645	3,045
Transportation services	2,875	2,136
Security services	3,247	1,910
Fines and interest, other than on taxes	2,857	3,318
Charges from Energonadzor and RSTs	2,828	2,256
Bank services	2,462	2,057
Charity expenses	2,263	1,414
Media-Holding REN-TV expenses	1,598	1,774
Connection services	1,316	1,356
Business trip expenses	1,168	972
Purchased heat	1,236	1,147
Expenses related to restructuring process	1,499	1,733
Labor protection costs	719	759
Other	33,294	25,407
	66,932	51,805

(in millions of Russian Roubles)

Note 24: Net financing expenses

	Year ended 31 December 2004	Year ended 31 December 2003
Gain on restructured accounts payable and taxes payable	1,224	1,902
Interest expense	(18,833)	(18,849)
Foreign exchange gain	774	1,560
	(16,835)	(15,387)

The discounting of restructured payable amounts gives rise to gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense; RR 10,353 million of such amortisation was included in interest expense for the year ended 31 December 2004 (year ended 31 December 2003: RR 11,112 million. Further information on the restructuring of accounts payable and taxes payable is contained in Notes 18, 20 and 21.

Note 25: Earnings per share

	Year ended 31 December 2004	Year ended 31 December 2003
Weighted average number of ordinary shares outstanding (thousands)	41,041,754	41,041,754
Weighted average number of preference shares outstanding (thousands)	2,075,149	2,075,149
Adjustment for weighted average number of treasury shares (thousands)	(135,035)	(154,142)
Weighted average number of ordinary and preference shares outstanding (thousands)	42,981,868	42,962,761
Net income	31,949	26,983
Earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	0.74	0.63

Note 26: Commitments

Sales commitments. The Group has entered into a contract with TOO Kazenergoresource, a contract with concern Belenergo and two contracts with TPK Sirius.

The contract with TOO Kazenergoresource specifies the supply of 1.44 million MWh of electricity per year. The price for electricity supplied is USD 22 per MWh for the period 1 July 2004 to 31 December 2004 and USD 24.7 per MWh since 1 January 2005. The contract shall be executed in USD or RR as agreed with the supplier. The contract expires in March 2008.

The contract with concern Belenergo specifies the supply of 5,5 million MWh of electricity in 2005 and 4,5 million MWh of electricity in 2006 and 2007 each year. The price for electricity supplied is USD 20,3 per MWh. The contract shall be executed in USD or RR. The contract expires in December 2007.

Two contracts with TPK Sirius specify the supply of 16.52 million MWh of electricity for the period 26 May 2004 to 31 December 2013. The price for electricity supplied is USD 18 for the period 26 May 2004 to 31 December 2004. According to the contracts terms the price of the actually supplied electrical power shall increase, if the actual hourly capacity and the quantity of the electrical power differ by more than 10% from the agreed figures. The price of the electrical power to be supplied is determined annually on the basis of the supplementary agreements. The contracts will be executed in USD.

(in millions of Russian Roubles)

Note 26: Commitments (continued)

Purchase commitment. The Group concluded agreements with its electricity suppliers Ekibastuzskaya GRES-2 and OAO Elektricheskie Stantsii.

In August 2003 the Group concluded the agreement with its electricity supplier, Ekibastuzskaya GRES-2, for the period 2003-2007. The quantity of electricity to be supplied is 6 million MWh per annum. The price for the period September 2004 to December 2005 is fixed in the amount of RR 276 per MWh. The average price for the period 1 January 2006 to 31 December 2007 will be defined by an additional agreement, but the average price will not vary by more than 10 percent from the latest price.

The agreement with OAO Elektricheskie Stantsii specifies the supply of 1.5 million MWh per annum. The price is USD 6 per MWh. According to the contract terms the price may increase by not more than 10% per year, price revision is possible two times per year. The contract shall be executed in USD. The contract expires in December 2008.

Fuel commitments. Group entities have numerous fuel contracts. These fuel contracts represent less than the total annual fuel requirement of the Group. Additional fuel requirements are purchased through short-term agreements and on a spot basis from a variety of suppliers. Prices under the Group's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

Social commitments. Group entities contribute to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 46 555 million at 31 December 2004 and RR 43,517 million at 31 December 2003.

Note 27: Contingencies

Political environment. The operations and earnings of Group entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed for those risks for which it does not have insurance.

Legal proceedings. Group entities are party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Group.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

At present, RAO UES is involved in litigation with the tax authorities with regard to a claim of RR 3,679 million made against RAO UES in respect of profit tax. RAO UES management believes that the claim is without merit and that the probability of a favorable outcome is high. Consequently, no liability has been accrued in respect of the claim.

Note 27: Contingencies (continued)

As at 31 December 2004 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

Environmental matters. Group entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying consolidated balance sheet.

Note 28: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of: changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Group does not have a risk policy in order to hedge its financial exposures.

Credit risk. Financial assets which potentially subject Group entities to concentrations of credit risk consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance for doubtful debtors already recorded.

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Group primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Group's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation to foreign currency denominated sales and purchase commitments (as disclosed in Note 26) and foreign currency denominated debt (as disclosed in Note 17).

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long term borrowings are fixed, these are disclosed in Note 17. The Group has no significant interest-bearing assets.

(in millions of Russian Roubles)

Note 29: Subsequent events

In February 2005, Inter RAO UES, a Group entity, established together with the Government of the Republic of Tadjikistan a company OAO Sangtudinskaya GES-1. Inter RAO UES owns a 75 percent interest in the OAO Sangtudinskaya GES-1. The Company has been created in accordance with the Inter-governmental Agreement between the Russian Federation and the Republic of Tadjikistan for construction of Sangtudinskaya GES-1 in the Republic of Tadjikistan. The Group's future capital expenditures in connection with construction of Sangtudinskaya GES-1 amounts to RR 16 500 mln.

In March 2005, RAO Nordic, a Group entity, acquired 51 percent of the shares of ZAO Moldavskaya GRES (Republic of Moldova, Pridnestrovski region). The total consideration paid in cash was RR 1 400 mln (US$ 50 mln).

In May 2005 a major failure occurred in the Moscow energy system, resulting in power outages in the city of Moscow, and the Moscow, Tula, Kaluga and Ryazan regions. A special task force, formed by RAO UES and various governmental bodies, is conducting an investigation into the causes of the failure. It is possible that power consumers may call for reimbursement of alleged damages incurred as a result of the outages. As of the date of issuing these consolidated financial statements management does not believe that it is practicable to determine the financial consequences, if any, for the Group that could result from any such claims being asserted and contested, but the consequences could have a material adverse impact on the Group's financial condition.

In June 2005, Interenergo, a Group entity, acquired 100 percent of the shares of ZAO Electricheskie Seti Armenii (Republic of Armenia). The total consideration paid in cash was RR 2 029 mln (US$ 73 mln).

От: "Kogan Shani" <skogan@sovlink.ru>
Кому: <ir@rao.elektra.ru>
Отправлено: 5 июля 2005 г. 15:09
Тема: Для Колесникова А.С. / Парковый ресурс ТГК ?10

Уважаемый Александр,

в продолжение нашего телефонного разговора прошу выслать нам Парковый ресурс компаний, входящих в ТГК №10, и load factor.

С уважением,

Shani Kogan
Head of Research
Sovlink
Tel:+7 095 967 1300

ВЕДОМОСТИ
издаются совместно с
THE WALL STREET JOURNAL & FINANCIAL TIMES

Не молчите

SEC смягчила ограничения "тихого периода"

Михаил Оверченко
Ведомости
05.07.2005, №121 (1402)

"Тихий период" перед размещением ценных бумаг на американских рынках станет гораздо "громче". По новым правилам Комиссии по ценным бумагам и биржам (SEC) компании смогут в это время общаться с прессой и инвесторами. И рассказывать им не только о текущем бизнесе, но и о планах и прогнозах.

На прошлой неделе члены SEC единогласно одобрили изменение правил размещения ценных бумаг, которое вступит в силу через четыре месяца. Нынешние правила, установленные еще в 1933 г., не учитывают возможностей новых информационных технологий, таких как Интернет и электронная почта. Например, компании до сих пор были вынуждены рассылать инвесторам печатные версии проспекта эмиссии по почте. А теперь можно будет ограничиться размещением документа на сайте (своем или правительственном), а презентацию выпуска провести на интернет-конференции. К тому же по новым правилам эмитенты смогут во время так называемого "тихого периода" предоставлять инвесторам и прессе больше информации. "По новым правилам компании, подавшие документы на регистрацию [выпуска ценных бумаг], смогут говорить так часто и так громко, как им понравится, — разъясняет член SEC Роэл Кэмпос, — но будут нести ответственность за любое заявление, существенно отличающееся от истины". Эмитент будет отвечать и за сокрытие информации, важной для инвесторов.

Громкий скандал в связи с "тихим периодом" случился августе 2004 г., когда журнал Playboy опубликовал интервью с основателями компании Google Сергеем Брином и Ларри Пэйджем в то время, как банки-андеррайтеры начали собирать заявки на акции Google. Интервью с рассказом о деятельности компании было взято в апреле, до того как Google подала в SEC документы на проведение IPO. Однако из-за выхода публикации в "тихий период" SEC до последнего не регистрировала проспект эмиссии Google, разбираясь с возможными нарушениями. А вот IPO компании Salesforce.com комиссия в мае 2004 г. отложила на месяц из-за публикации The New York Times. Дело в том, что гендиректор компании Марк Беньофф во время "тихого периода" разрешил корреспонденту сопровождать его в течение дня и рассказ об этом был напечатан в газете. Впрочем, после проверок регулятора обе компании весьма удачно провели IPO.

По новым правилам эмитент и другие организаторы выпуска уже после подачи проспекта для регистрации в SEC смогут сообщать дополнительную, не содержащуюся в проспекте информацию. Правда, только в форме документируемых публичных заявлений — в письменном, печатном виде, по радио и телевидению, а также распространенных электронным способом (включая road-show в Интернете).

Ну а для "хорошо известных, опытных эмитентов" предусмотрена облегченная процедура допэмиссии акций, и они во время "тихого периода" могут проводить личные встречи с инвесторами и прессой. К этой категории эмитентов относятся компании, чьи акции в свободном обращении стоят не менее $700 млн и которые в течение последнего года регулярно сдавали финансовые отчеты в SEC. А также эмитенты облигаций, в течение последних трех лет выпускавшие неконвертируемые бонды не менее чем на $1 млрд.

А сама информация, предоставляемая публичными компаниями во время "тихого периода", уже не будет ограничена фактами о текущей деятельности, а может касаться также планов компании, прогнозов и ожиданий.

Меньше всего послаблений дано компаниям, готовящимся к IPO. Как и сейчас, они могут предоставлять лишь текущую информацию о бизнесе. Однако введенный дополнительный критерий — она не должна быть предназначена для принятия инвестиционных решений — расширяет спектр допустимых публикаций. Например, злополучное интервью журналу Playboy вызвало бы меньше беспокойства у регуляторов.

Впрочем, отмечает Ричард Бауманн из юридической фирмы Dorsey & Whitney, SEC четко не определила, что информация в альтернативных источниках равнозначна информации в проспекте эмиссии. А без четких критериев защиты от возможных исков эмитенты и андеррайтеры будут остерегаться использовать другие формы общения с инвесторами, полагает Бауманн.

Постоянный адрес материала: http://www.vedomosti.ru/newspaper/article.shtml?2005/07/05/94277

RECEIVED

ARIS
12-31-04





REPORT OF OAO RAO «UES OF RUSSIA» TO ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2004

CONTENTS

PERFORMANCE HIGHLIGHTS OF PARENT COMPANY AND HOLDING COMPANY OF RAO "UES OF RUSSIA"

The Annual Report 2004 of OAO RAO "UES of Russia" was approved by the Board of Directors of OAO RAO "UES of Russia" on 27 May 2005 and submitted for shareholder approval at the Annual General Meeting of OAO RAO "UES of Russia" on 29 June 2005.

INDICATORS	2002	2003	2004
Installed capacity of power plants owned by the Holding Company, million kW	155.3	156.4	156.4
Electricity output by the Holding Company's entities, billion kWh	617.4	635.8	651.9
Heat output by the Holding Company's entities, million Gcal	469.8	468.8	465.8
Average annual number of employees in the Holding Company's entities, thousand persons	631.9	577.6	496.3
Average annual number of employees in the Company's units, thousand persons	13.1	3.2	1.8
Length of the Holding Company's transmission lines, thousand km	2,501.9	2,492.1	2,482.9
Length of the Holding Company's backbone transmission lines, thousand km	144.5	143.8	144.5
Company's net revenues from sale of goods, products, works and services, million RUB	52,591	51,667	34,461
Company's sales profit, million RUB	32,371	30,813	24,246
Company's profit before taxes, million RUB	44,695	32,636	27,233
Company's net (retained) profit, million RUB	31,079	24,605	24,069
Dividends per ordinary share of the Company, RUB	0.0337	0.0469	0.0559 *
Dividends per preferred share of the Company, RUB	0.2916	0.2283	0.2233 *

** Submitted for shareholder approval at the AGM on 29 June 2005*

Alexander Voloshin,
Chairman of the Board of Directors, OAO RAO "UES of Russia"

Anatoly Chubais,
Chairman of the Management Board, OAO RAO "UES of Russia"

ENERGY OF PERSONALITY



STATEMENT BY CHAIRMAN OF THE BOARD OF DIRECTORS AND CHAIRMAN OF THE MANAGEMENT BOARD OF OAO RAO "UES OF RUSSIA"

Dear Shareholders,

Last year was a major milestone on the way to our Company's principal objectives – completion of restructuring at RAO "UES of Russia" Holding Company and preparation of our companies for working in a competitive market environment.

The Russian Government has given us a task to complete the key steps to implement the electricity reform by the end of 2006. Over these two years, we are to create all major participants of Russia's electricity market (wholesale generation companies (WGCs) and territorial generation companies (TGCs)), to build a vertically integrated structure of the dispatching/control system, and to consolidate the transmission network assets.

Throughout the reporting period, the Management Board and the Board of Directors of OAO RAO "UES of Russia" endeavoured to ensure direct shareholder involvement in the Company's activities.

The Board of Directors held 26 meetings, during which the Board members discussed over 300 items of business.

An important role in making key decisions affecting the Company's activities was played by the advisory bodies under the Board of Directors – the Strategy and Reform Committee, the Audit Committee, and the Appraisal Committee. These Committees include representatives of all shareholder groups, the Company management, and independent experts. In March 2005, the Board of Directors decided to establish a new committee designed to address the HR and remunerations issues – the Personnel and Remunerations Committee.

Since the last Annual General Meeting, the Board of Directors and the Management Board of OAO RAO "UES of Russia" have adopted 13 plans for regional energos restructuring, approved the plans for the establishment of all 7 wholesale generation companies, 12 out of 14 territorial generation companies, and 4 interregional distribution companies.

These decisions enabled us to complete, by the beginning of May 2005, the unbundling of 37 regional energos, and to effect the registration with the authorities of all 7 WGCs and 10 of the 14 TGCs. Proactive efforts are underway to consolidate the transmission network assets under the Federal Grid Company, and to reform the research and development sector, and the repair and service operations. The creation of the vertical structure of the dispatching/control system within the System Operator (OAO "UES SO-CDA") has entered its final phase.

Last year saw further development of the free electricity trading sector. Already in 2004, the free trading sector became one of the world's ten largest power exchanges in terms of electricity trading volume. In May 2005, the free trading sector expanded into the Siberia energy area. Today, among the free trading sector participants are virtually all energy enterprises of the Holding Company operating in the energy areas of the European part of Russia, the Urals, and Siberia.

In the spring of 2004, the Board of Directors of the Company adopted a new corporate governance system. The new system comprises 5 Business Units, the Corporate Center, and the Reform Management Center. Using the Key Performance Indicators (KPIs), the Corporate Center sets targets for the management of the subsidiaries and dependent companies (SDCs) included in the Business Units, and monitors the achievement of these targets. As a result, the SDCs' net profit in 2004 rose 69% on 2003.

The energy companies achieved strong production results in 2004. The power plants of the Holding Company generated 651.9 billion kWh of electricity, an increase of 2.5% compared to 2003. The collection of consumer payments owed for the electricity and heat supplied by the Holding Company's entities amounted to 100% of the current charges, whereas the arrears of electricity bills declined by 9.8%. RAO "UES of Russia" Holding Company ranks among Russia's top companies in terms of sales volume (about RUB797 billion in 2004) and one of the nation's largest taxpayers (the taxes paid to the consolidated budget in 2004 totalled RUB106.5 billion).

For the fifth consecutive year, the UES of Russia worked 100% of calendar time with the standard AC frequency established by the GOST, the Russian state standard. Since 2004, the AC frequency in the energy pool of Russia, the CIS and Baltics fully has been in accordance with the requirements established by the West European energy pool, UCTE (50.00±0.05 Hz).

Last year saw further implementation of the Company's capital investment projects. At the power plants of the Holding Company, new generating facilities were commissioned with a total capacity of 980.1 MW, including the third hydropower unit at the Bureyskaya HPP (300 MW), power units at the Sochinskaya TPP (78 MW) and the Tyumenskaya CHPP-1 (220 MW). In 2005, we continued to expand our investments in the construction, re-equipment, and modernization of the generating and power grid facilities of the Holding Company, and the upgrade of the dispatching system.

Regrettably, there were not only positive events in the period under review. As a result of the accident on 25 May 2005, there was a power outage in several energy systems of the Central IES. It is too early to draw final conclusions. However, it is already clear that it was the largest cascading blackout in Russian electricity sector which led to grave social and economic consequences. Analysis of the outage indicates that investments in the electricity industry are becoming a top priority. The technological security of the energy sector, and consequently, the entire national economy and each citizen, is directly dependent on the sector investments. This task can only be accomplished if we continue the reform implementation.

In the reporting year, the Company faced one more entirely new problem, viz. a decline in the liquidity and value of shares in the SDCs undergoing reorganization. This is largely due to the inadequacy of the Russian legislation governing corporate reorganization through spin-off. As a result, shares of the newly established companies obtain stock exchange listings moths after they register with the state authorities. This seriously complicates the determination of the fair market value of the companies' shares and adversely affects their capitalization. However, these problems might have been less significant if the Company's managers had prepared better and acted more professionally. This omission will be remedied.

Increasing the liquidity of all SDCs is one of the absolute priorities for the Company. In the spring of 2005, the Board of Directors approved a comprehensive plan prepared by the Management Board. This plan is designed to enhance the liquidity of shares of the companies established in the course of the reform.

The market participants' assessments and expectations about the Company are positive. This is confirmed by the high credit ratings of OAO RAO "UES of Russia" and its securities. In November 2004, Standard & Poor's Ratings Services raised its long-term credit rating of the Company to B+ (outlook stable) and affirmed the Company's ruA+ national scale rating. Interfax Rating Agency in association with Moody's Investors Service confirmed the Company's long-term national credit rating of Aa3 (rus) and its short-term credit rating of RUS-1. "Expert RA" Rating Agency confirmed their rating of A+ assigned to the Company's bonds.

The shareholders and managers' principal objectives remain unchanged: completion of the Company's restructuring with due regard for the rights and interests of all shareholders, and the launch of a full-scale competitive market for electricity in Russia. We are confident that a constructive dialogue between the shareholders and management of the Company is a pledge of success in achieving these objectives.

Yours sincerely,

Alexander Voloshin,
Chairman of the Board of Directors

Anatoly Chubais,
Chairman of the Management Board

ABOUT THE COMPANY

Today, RAO "UES of Russia" is the world's largest electricity utility undergoing restructuring. RAO "UES of Russia" plays a key role in the country's economy.

OAO RAO "UES of Russia" is an electric power company, which is structurally comprised of the Company, the Holding Company, and the Group.

COMPANY

The Parent Company, Open Joint Stock Company Russian Joint Stock Company for Power and Electrification "UES of Russia" (OAO RAO "UES of Russia").

HOLDING COMPANY

The Company together with its subsidiaries and dependent companies (SDCs) directly engaged in the generation, dispatching, transmission, and sales of electricity and heat.

GROUP

The Holding Company and all other subsidiaries and dependent companies, including those involved in design, research and development, construction, and ancillary services, as well as organizations engaged in non-core activities.

GROUP OF RAO "UES OF RUSSIA"

HOLDING COMPANY OF RAO "UES OF RUSSIA"

COMPANY

OAO RAO "UES OF RUSSIA"

Parent Company of the Group and Holding Company

Executive Administration
Branches

Companies of Target Sector Structure:

OAO "System Operator - Central Dispatch Administration of the *Unified Energy System*"
OAO "Federal Grid Company of the Unified Energy System"
Wholesale Generation Companies:*
OAO "WGC-3", OAO "WGC-5", OAO "HydroWGC"
Territorial Generation Companies:*
OAO "TGC-9", OAO "TGC-14"
Interregional Distribution Companies:*
OAO "Center and North Caucasus IDC"
OAO "North-West IDC"

Management Companies:

OAO "Northern Energy Management Company"
OAO "Urals Energy Management Company"
OAO "Caucasian Energy Management Company"
OAO "Far Eastern Energy Management Company"
OAO "Volzhsky Hydroelectric Cascade Management Company"
OAO "*Srednevolzhskaya Interregional Management Energy Company*"

Regional Energos and AO-Power Plants by Energy Areas:

Center:	19 regional energos,	5 AO-power plants,	1 power plant under construction
North-West:	8 regional energos,	4 AO-power plants,	1 power plant under construction
Volga area:	8 regional energos,	3 AO-power plants	
Urals:	9 regional energos,	4 AO-power plants	
South:	11 regional energos,	7 AO-power plants,	4 power plants under construction
Siberia:	10 regional energos,	7 AO-power plants,	1 power plant under construction
East:	7 regional energos,	5 AO-power plants,	1 power plant under construction

Company Established in the Process of Reorganization of Regional Energos:

Regional Management Companies	3
Regional Generation Companies	4
Energy Retail Companies	4
Distribution Companies	1
Transmission companies	1

ZAO "INTER RAO UES"

Companies included in the Group:

Scientific Technical Centres
Scientific Research, Development and Design Companies
Construction and Maintenance Firms
Non-Core Companies

** data as at 31 December 2004 (for companies that have completed state registration)*

Russian Open Joint Stock Company "Unified Energy System of Russia" (OAO RAO "UES of Russia") was established on 31 December 1992 (State Registration Certificate No. 1027700043293, issued by the Moscow Registration Chamber) as a result of corporatization of the electricity generation, transmission, and distribution entities previously controlled by the Ministry of Fuel and Energy of the Russian Federation (except for nuclear power plants).

RAO "UES of Russia" Holding Company:

- ranks among Russia's top three companies in terms of sales volume. In 2004, the Holding Company's sales totalled RUB797.3 billion;

- is one of Russia's major taxpayers. In 2004, the Holding Company's entities paid RUB106.5 billion in taxes to the consolidated budget of the Russian Federation;

- is the largest employer in Russia. The average annual number of employees in 2004 was 496,300 people.

STRATEGY

The key area of strategic corporate development at RAO "UES of Russia" is the restructuring of the Group's assets and the system of relationships in the energy sector by unbundling into competitive (generation and retailing) and non-competitive (electricity transmission and distribution, dispatching) lines of business, and liberalization of the electricity market. This is expected to enhance the efficiency of the Company's operations and increase its assets value. Implementation of the strategy will enable the Company to raise investment attractiveness of the energy companies established as a result of restructuring.

At all phases of the reform, the management of OAO RAO "UES of Russia" and its subsidiaries and dependent companies will guarantee observance of all rights and lawful interests of shareholders and ensure reliable and uninterrupted supply of electricity and heat to customers.

RAO "UES OF RUSSIA" HOLDING COMPANY HOLDS KEY POSITIONS IN RUSSIA'S ELECTRICITY INDUSTRY

data for 2004 (%)

a – RAO "UES of Russia" Holding Company **b** – other companies


a | 72.2
b | 27.8

The Holding Company accounts for 72.2% of installed capacity of Russia's power plants.


a | 96.1
b | 3.9

The Holding Company owns 96.1% of the total length of transmission lines in Russia.


a | 70.0
b | 30.0

Enterprises of the Holding Company account for 70.0% of total electricity generation in Russia.


b | 67.7
a | 32.3

The Holding Company's entities account for 32.3% of heat output in Russia.

Yakov Urinson,
Deputy Chairman of the Management Board,
OAO RAO "UES of Russia"

Leonid Drachevsky,
Deputy Chairman of the Management Board,
OAO RAO "UES of Russia"

(left to right)

ENERGY OF EXPERIENCE


- РОССИЯ–2000 - 1
- РОССИЯ–2000 - 2

Yury Udaltsov,
member of the Management Board,
OAO RAO "UES of Russia"

Alexander Chikunov,
member of the Management Board,
OAO RAO "UES of Russia"

Vasily Zubakin,
member of the Management Board,
OAO RAO "UES of Russia"

(left to right)



Vyacheslav Sinyugin,
member of the Management Board,
OAO RAO "UES of Russia"

Vladimir Avetisyan,
member of the Management Board,
OAO RAO "UES of Russia"

Vyacheslav Voronin,
member of the Management Board,
OAO RAO "UES of Russia"

Mikhail Abyzov,
member of the Management Board
OAO RAO "UES of Russia"

(left to right)



Борис Аюев

Boris Ayuyev,
member of the Management Board,
OAO RAO "UES of Russia"

Андрей Раппопорт

Andrey Rappoport,
member of the Management Board,
OAO RAO "UES of Russia"

(left to right)

ENERGY OF SPACES



Sergey Dubinin,
member of the Management Board,
OAO RAO "UES of Russia"

Dmitry Zhurba,
member of the Management Board,
OAO RAO "UES of Russia"

(left to right)

ENERGY OF CREATION



Андрей Трапезников

Andrey Trapeznikov,
member of the Management Board,
OAO RAO "UES of Russia"

Леонид Гозман

Leonid Gozman,
member of the Management Board,
OAO RAO "UES of Russia"

Павел Смирнов

Pavel Smirnov,
member of the Management Board,
OAO RAO "UES of Russia"

(left to right)

ENERGY OF RELATIONSHIPS



MANAGEMENT BOARD*

CHAIRMAN OF THE MANAGEMENT BOARD

Anatoly Chubais**	Formulation of the Company's policy and development strategy, administration and organization of the Company's activities

DEPUTY CHAIRPERSONS OF THE MANAGEMENT BOARD

	Corporate Center
Yakov Urinson Head of Corporate Center	Organization of economic, production, information and technology processes, organization of capital management, formulation and implementation of the Company's economic, financial, accounting, and personnel policies
Leonid Drachevsky	Organization of the Company's domestic and foreign relations, advancement of its interests in the public domain

MEMBERS OF THE MANAGEMENT BOARD

Boris Ayuyev*** Chairman of Management Board, OAO "UES SO-CDA"	Organization of the dispatching and control functions at the Unified Energy System
Leonid Gozman	Government and Community Relations Officer
Sergey Dubinin	Formulation and implementation of the Company's investment policy
Dmitry Zhurba	Chief Financial Officer
Pavel Smirnov	Organization of legal support of the Company's activities
Andrey Trapeznikov	Implementation of the common information policy of the Company
	Reform Management Center
Yury Udaltsov Head of Reform Management Center	Formulation and implementation of the policy for reforming the subsidiaries and dependent companies, shaping of the ultimate sector structure. Formulation of the Company's policy in the process of liberalization of the electricity market
Vasily Zubakin****	Creation and development of the electricity market infrastructure
Alexander Chikunov	Development and implementation of restructuring plans at the Holding Company's entities
	Business Units
	The overall goal of the Management Board members in charge of the Business Units is to raise efficiency of the subsidiaries of OAO RAO "UES of Russia" and implement the restructuring plans at the SDCs under their control while ensuring reliable and secure supply of electricity and heat to customers
Mikhail Abyzov	Managing Director of OAO RAO "UES of Russia" (Business Unit 1)
Vladimir Avetisyan	Managing Director of OAO RAO "UES of Russia" (Business Unit 2)
Vyacheslav Voronin****	Managing Director of OAO RAO "UES of Russia" (Services Business Unit)
Andrey Rappoport Chairman of Management Board, OAO "UES FGC"	Managing Director of OAO RAO "UES of Russia" (Networks Business Unit)
Vyacheslav Sinyugin****** Chairman of Management Board, OAO "HydroWGC"	Managing Director of OAO RAO "UES of Russia" (Hydrogeneration Business Unit)

* as at 31 December 2004

** interest in the charter capital is 0.00195%.

*** interest in the charter capital is 0.000124%

**** interest in the charter capital is 0.000074%

***** interest in the charter capital is 0.000009%

****** interest in the charter capital is 0.000092%

The amount of remuneration paid to the members of the Management Board of OAO RAO "UES of Russia" for 2004 totalled RUB155.7 million.

SHARE CAPITAL OF OAO RAO "UES OF RUSSIA"

As at 31 December 2004, the share capital of OAO RAO "UES of Russia" amounted to RUB21,558,451,684, and was divided into 43,116,903,368 shares of RUB0.50 par value each, including 41,041,753,984 ordinary shares and 2,075,149,384 preferred shares.

139,989,946 shares were issued in the first issue in 1993 in accordance with the privatization plan, including 6,737,498 preferred shares and 133,252,448 ordinary shares (state registration number of the issues: 73-I "П"-1553).

In the second issue, 42,976,913,422 shares were issued, of which 2,068,411,886 were preferred shares and 40,908,501,536 were ordinary shares (state registration number of the issues: МФ73-1-00901). The shares were distributed among the existing shareholders of the Company. In accordance with the laws then in effect, the reports on the results of the first and second issues were not registered with the regulators.

In 2003, the FCSM of Russia cancelled the previous issues and assigned new state registration numbers to the Company's shares: 2-01-00034-A of 17 June 2003 for preferred shares and 1-01-00034-A of 17 June 2003 for ordinary shares.

The State owns 22,715,371,537 shares, or 52.68% of all issued shares.

SHARE CAPITAL STRUCTURE OF OAO RAO "UES OF RUSSIA", %

a – state
b – private individuals
c – legal persons and nominees


a | 52.68
b | 43.88
c | 3.44
a | 52.68
b | 44.12
c | 3.20

as at 31 December 2003

as at 31 December 2004

MAJOR SHAREHOLDERS OF OAO RAO "UES OF RUSSIA"*

	Stake, %
Russian Federation represented by the Federal Agency for Management of Federal Property	52.6831
Non-profit Partnership "National Depository Center" (as nominee)	15.5953
ING BANK (EURASIA) ZAO (as nominee)	9.4645
ZAO "Depository Clearing Company" (as nominee)	5.9929
OAO "Savings Bank of the Russian Federation" ("Sberbank") (as nominee)	5.3227

NUMBER OF SHARES IN OAO RAO "UES OF RUSSIA" HELD BY THE STATE*

	2002	2003	2004
Ordinary shares			
State ownership, total	22,512,343,161	22,569,848,313	22,569,848,313
including:			
Ministry of Property Relations of the Russian Federation**	22,512,329,609	22,569,834,761	22,569,834,761
Regional Property Funds	13,552	13,552	13,552
Preferred shares			
State ownership, total	145,523,224	145,523,224	145,523,224
including:			
Ministry of Property Relations of the Russian Federation**	145,523,224	145,523,224	145,523,224

NUMBER OF SHAREHOLDERS OF OAO RAO "UES OF RUSSIA", BY SIZE OF HOLDING*

Shareholding	Number of shareholders		Number of nominees	
	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
1 – 10,000	300,607	71,287	10	10
10,001 – 100,000	11,164	9,949	6	3
100,001 – 1,000,000	1,009	157	8	4
1,000,001 – 10,000,000	114	8	6	3
over 10,000,000	5	2	10	6
Total	312,899	81,403	40	26

* *as at 31 December 2004*

***as at 31 December 2004, the Russian Federation represented by the Federal Agency for Management of Federal Property*



Energy of PERSONALITY

COMPANY MANAGEMENT

The governance system at OAO RAO "UES of Russia" is based on common corporate standards. It is designed to implement the strategy to reform RAO "UES of Russia" Group and increase efficiency of its operations.

The supreme management body at OAO RAO "UES of Russia" is the General Meeting of shareholders. Between shareholder meetings, shareholders delegate the powers to manage the Company to the Board of Directors. The latter appoints the Management Board to run the Company on a day-to-day basis.

The AGM of OAO RAO "UES of Russia" held on 30 June 2004 approved the Company's Annual Report, the amount of dividends to be paid on ordinary and preferred shares, appointed the Company's auditors, and elected new members of the Board of Directors and the Auditing Commission of the Company (you may view the AGM results on the Company's website **www.rao-ees.ru** in the section: Shareholder and Investor Information).

BOARD OF DIRECTORS

The Board of Directors of OAO RAO "UES of Russia" is responsible for the overall management of the Company's operations, and has the powers set forth in the Charter of OAO RAO "UES of Russia" and the Regulation on the Board of Directors of OAO RAO "UES of Russia".

The Board of Directors elected at the AGM of 30 June 2004 consists of 10 government officials and 5 minority shareholders' representatives.

During the year under review, the Board of Directors held 26 meetings and considered over 300 items of business. The Board of Directors of OAO RAO "UES of Russia" took several decisions designed to promote the implementation of the Government's electricity reform programme and the Reform Strategy of RAO "UES of Russia" for 2003-2008 ("5+5"). The Board considered 13 plans for regional energos restructuring and made changes to 5 of the previously approved restructuring plans. Particular attention was paid to reforming the generation companies of the wholesale electricity market. The Board of Directors approved blueprints for the establishment of all 7 wholesale generation companies (WGCs), 9 territorial generation companies (TGCs) and 4 interregional distribution companies (IDCs) (you may view the relevant resolutions of the Board of Directors on the website of OAO RAO "UES of Russia" in the Company News Section).

Committees of the Board of Directors

Throughout 2004, three Committees operated under the Board of Directors of OAO RAO "UES of Russia": Strategy and Reform Committee, Audit Committee and Appraisal Committee. In March 2005, the Board of Directors decided to establish a Personnel and Remunerations Committee.

The Strategy and Reform Committee, initially called the Reform Committee, was formed pursuant to the decision of the Board of Directors of OAO RAO "UES of Russia" on 31 August 2001. The Committee acts pursuant to the Regulation on the Strategy and Reform Committee. It consists of 16 members, four of which are government representatives, eight are representatives of minority shareholders and potential

BOARD OF DIRECTORS ELECTED ON 30 JUNE 2004*

Alexander Voloshin	Chairman of the Board of Directors; Advisor to Head of the Administration of the President of the Russian Federation (on a honorary basis)
Victor Khristenko	Deputy Chairman of the Board of Directors; Minister of Industry and Energy of the Russian Federation
Alexander Abramov	President, OOO "EvrazHolding"
Grigory Berezkin	Director General, OOO "ESN Energo"
Andrey Bugrov	Deputy Chairman of the Management Board, INTERROS Holding Company
Anatoly Chubais**	Chairman of the Management Board, OAO RAO "UES of Russia"
German Gref	Minister of Economic Development and Trade of the Russian Federation
Alexander Kazakov	Member of the Federation Council of the Federal Assembly of the Russian Federation
Mikhail Odintsov	Member of the Federation Council of the Federal Assembly of the Russian Federation
Vladimir Rashevsky	President, OOO "Siberian Coal Energy Company" (SUEK)
Kirill Seleznev	Director General, OOO "Mezhregiongaz"; member of the Management Board, OAO "Gazprom"
Andrey Sharonov	First Deputy Minister of Economic Development and Trade of the Russian Federation
Yakov Urinson	Deputy Chairman of the Management Board, OAO RAO "UES of Russia"
Ilya Yuzhanov	Member of the Board of Directors, OAO RAO "UES of Russia"
Valentin Zavadnikov	Member of the Federation Council of the Federal Assembly of the Russian Federation

BOARD OF DIRECTORS ELECTED ON 30 MAY 2003*

Alexander Voloshin	Chairman of the Board of Directors; Head of Administration of the President of the Russian Federation
Victor Khristenko	Deputy Chairman of the Board of Directors; Deputy Chairman of the Government of the Russian Federation
Anatoly Chubais**	Chairman of the Management Board, OAO RAO "UES of Russia"
David Geovanis	Managing Director, Basic Element Holding Ltd. (Jersey); member of the Board of Directors, OAO "Svyazinvest"
German Gref	Minister of Economic Development and Trade of the Russian Federation
Alexander Kazakov	Member of the Federation Council of the Federal Assembly of the Russian Federation
Sergey Kosarev	Deputy Minister of Property Relations of the Russian Federation
Leonid Melamed	First Deputy Chairman of the Management Board, OAO RAO "UES of Russia"
Andrey Melnichenko	Director General (President), ZAO "MDM Group"
Sergey Popov	Chairman of the Board of Directors, ZAO "MDM Group Asset Management Company"
Seppo Remes	Director, Vostok Nafta Investment Ltd., Russia
Yury Sakharnov	First Deputy Chairman, Federal Energy Commission of the Russian Federation
Igor Yusufov	Minister of Energy of the Russian Federation
Ilya Yuzhanov	Minister of Antimonopoly Policy and Entrepreneurship Support of the Russian Federation
Valentin Zavadnikov	Member of the Federation Council of the Federal Assembly of the Russian Federation

* *Positions as at the time of election.*

** *Interest in the charter capital held is 0.00195%*

AUDITING COMMISSION ELECTED 30 JUNE 2004

Sergey Rumyantsev	Chairman of Auditing Commission; Deputy Chairman of the Management Board for Settlement and Finance, NP "ATS"
Anatoly Chabunin	Chief of Financial and Economic Directorate, Federal Energy Agency
Leonid Dushatin	First Deputy Director General, National Reserve Corporation
Victor Myasnikov	Chief of Financial and Economic Examination at the Financial Control and Audit Department, Ministry of Industry and Energy of the Russian Federation
Galina Samokhina	Deputy Head of Corporate Governance Division of Investment and Structural Policy Department, Ministry of Industry and Energy of the Russian Federation

strategic investors, and four are representatives of OAO RAO "UES of Russia" management. The Committee is engaged in the analysis of proposals and giving recommendations for the Board of Directors of OAO RAO "UES of Russia" on the matters relating to the development and implementation of the Holding Company's strategy, investment policy and restructuring of the entities of OAO RAO "UES of Russia".

The Appraisal Committee *was formed in* April 2002 for the purpose of organizing asset valuation process. The Committee has 15 members, four of which are officials of the energy-related ministries and agencies, five are representatives of minority shareholders, three are representatives of the management, and three are members of the appraisal community. The Committee develops the procedure for market valuation of assets and business of OAO RAO "UES of Russia", its SDCs, the newly established companies, and any other business entities taking part in transactions during the reform period, and controls the performance of such evaluation.

The Audit Committee was established on 29 August 2003 pursuant to the resolution of the Board of Directors of OAO RAO "UES of Russia". The key objectives of the Committee are as follows: to control the external auditors' activities, to oversee the tenders to select external auditors for the Company, and to analyse the Company's financial statements and accounting policies. The Committee consists of six members, one of which is a government representative, and five represent minority shareholders.

MANAGEMENT BOARD

The Board of Directors appoints a collective executive body – the Management Board – to run the Company on a day-to-day basis. The Management Board performs the functions established by the Charter of OAO RAO "UES of Russia" and acts pursuant to the Regulation on the Management Board of OAO RAO "UES of Russia" approved by the Company's shareholders at the AGM held 28 June 2002.

GOVERNANCE SYSTEM

The Company's governance system ensures implementation of the corporate policy, and determines the structure and methods used to administer the assets, run the operations, and carry out the restructuring at RAO "UES of Russia" Group.

Governance Structure and Methods

The Company's governance structure based on the division principle is shown in the Chart on the right. The Chart presents the structure of the divisions – the Corporate Center, Reform Management Center, five Business Units, and shows which SDCs are controlled by each of the divisions.

The Order On the Organizational Structure of OAO RAO "UES of Russia" released on 28 April 2004 establishes responsibility for the decisions taken by the Company and the results of such decisions. This document provides a framework for identifying the responsibility centers within the Company.

Within the adopted organizational structure, the priority task is the transition

COMPANY'S GOVERNANCE STRUCTURE*

GENERAL MEETING OF SHAREHOLDERS OF OAO RAO "UES OF RUSSIA" ▶ **BOARD OF DIRECTORS OF OAO RAO "UES OF RUSSIA"** Alexander Voloshin, Chairman of the Board of Directors ▶ **MANAGEMENT BOARD OF OAO RAO "UES OF RUSSIA"** Anatoly Chubais, Chairman of the Management Board

MANAGEMENT BOARD

CORPORATE CENTER	REFORM MANAGEMENT CENTER	BUSINESS UNIT 1	BUSINESS UNIT 2	HYDROGENERATION BUSINESS UNIT	NETWORKS BUSINESS UNIT	SERVICES BUSINESS UNIT
Deputy Chairman of Management Board, Head of Corporate Center						
Yakov Urinson						
Deputy Chairman of Management Board	Deputy Chairman of Management Board, Head of Reform Mgmt Center	member of Management Board, Managing Director of Business Unit	member of Management Board, Managing Director of Business Unit	member of Management Board, Managing Director of Business Unit	member of Management Board, Managing Director of Business Unit	member of Management Board, Managing Director of Business Unit
Leonid Drachevsky	**Yury Udaltsov**	**Mikhail Abyzov**	**Vladimir Avetisyan**	**Vyacheslav Sinyugin**	**Andrey Rappoport**	**Vyacheslav Voronin**
members of Management Board	members of Management Board					
Leonid Gozman **Sergey Dubinin** **Dmitry Zhurba** **Vladimir Platonov** **Pavel Smirnov** **Andrey Trapeznikov** **Boris Ayuyev**	**Vasily Zubakin** **Alexander Chikunov**					
OAO "SO-UES CDA" AO-institutes – 6 Construction and maintenance firms – 26 Non-core businesses – 10	NP "Administrator of Trading System"	WGCs: No. 3, 5, 6 TGCs: No. 1, 2, 3, 4, 5, 8, 9, 14 Management companies – 2 Regional energos – 46 AO-power plants – 13	WGCs: No. 1, 2, 4 TGCs: No. 6, 7, 10, 11, 12, 13 Management companies – 3 Regional energos – 22 AO-power plants – 5	OAO "HydroWGC" AO-power plants – 15	OAO "UES FGC" ZAO "INTER RAO UES" IDCs – 4 OAO "MUS Energetiki" Foreign assets	AO-research institutes – 11 Power plants under construction – 5 Construction and maintenance firms – 9 SDCs' service providers

** as at 31 December 2004*

from the administrative methods of management to corporate ones, based on the Russian and international standards. The corporate governance methods are aimed at increasing efficiency of the collective management bodies at OAO RAO "UES of Russia" and its subsidiaries and dependent companies, ensuring transparency of management at the companies, and fostering better shareholder relations as part of the electricity reform underway in Russia.

The Corporate Governance Code of OAO RAO "UES of Russia" sets out the key governance principles, such as transparency, accountability, and responsibility. The Code supplements the requirements of the Russian laws in force and the Company's Charter. It helps achieve an optimal balance of interests among the majority and minority shareholders, representatives of the federal and regional authorities, and define the role of the companies' management. OAO RAO "UES of Russia" is a member of the National Council on Corporate Governance (NCCG).

The Board of Directors of OAO RAO "UES of Russia" has approved the Regulation on Information Policy, which contains rules and approaches to information disclosure adopted by the Company, and the Procedure for Interaction with Business Companies Whose Shares (Stakes) are Held by OAO RAO "UES of Russia". The Procedure specifies the exercise by the Board of Directors of the Company of control over the management of the SDCs' assets and the observance of the corporate governance standards.

The Management Board of OAO RAO "UES of Russia" approved the Standard for Information Interchange among the units of the Corporate Center, the Reform Management Center, Business Units, and SDCs of OAO RAO "UES of Russia". The Standard is designed to enhance the quality of management, remove duplicate and redundant information flows, and implement the transparency principle in practice. The Management Board also approved the Procedure for planning, carrying out and reporting the results of audits of financial and business operations of the SDCs performed on the initiative of OAO RAO "UES of Russia".

The resolutions adopted in 2004 served as a basis for efforts to improve the corporate governance at the Group's SDCs aimed at increasing their independence in operational decision-making and reducing the administrative functions of the executive staff of OAO RAO "UES of Russia".

Administration of Property

Administration of property at OAO RAO "UES of Russia" seeks to ensure effective use of the Group's assets in the shareholders' interests.

In 2004, OAO RAO "UES of Russia" held shares in 72 regional energos, 43 AO-power plants (including 8 power plants under construction), 6 interregional management energy companies, 3 regional energy management companies, 1 wholesale generation company (WGC) and 4 regional generation companies, 4 regional retail companies, 1 transmission company, 1 distribution company, 2 services companies, 24 scientific research and development institutes, and some other companies.

The property owned by OAO RAO "UES of Russia" as at 31 December 2004 included shareholdings in 221 companies, electricity network assets and dispatching facilities (those not transferred or sold to OAO "UES FGC" and OAO "UES SO-CDA"), and the property of 5 power plants.

The changes in the structure of property owned by OAO RAO "UES of Russia" that took place in 2004 were due to the following factors:

- establishment of OAO "WGC-5" and contribution to its authorized capital of 51% shares in OAO "Konakovskaya TPP", 100% shares minus one ordinary share in OAO "Nevinnomysskaya TPP", and the property of the Reftinskaya TPP and Sredneuralskaya TPP;
- establishment of OAO "Ivanovskie PGU";
- taking up shares in the companies spun off from the regional energos: OAO "Heat Energy Company", OAO "Belgorod Retail Company", OAO "Voronezh Management Energy Company", OAO "Vo-

ronezh Generation Company", OAO "Voronezh Energy Retail Company", OAO "ATP Yarenergo-Holding", OAO "Yarenergoremont-Holding", OAO "Kaluga Energy Management Company", OAO "Kaluga Generation Company", OAO "Kaluga Trunk Grid Company", OAO "Kaluga Retail Company", OAO "Bryansk Energy Management Company", OAO "Bryansk Generation Company", OAO "Bryansk Retail Company";

- receipt of shares in OAO "Severovostokenergostroy" in exchange for part of shares in OAO "Trest Severovostokenergostroy";
- purchase of shares (61% of the authorized capital) in OAO "Energozashchita Insurance Broker";
- increase in the interest held by OAO RAO "UES of Russia" in OAO "Bureyskaya HPP" from 74.09% to 91.52% of the authorized capital as a result of acquisition of shares in exchange for investments in the power plant;
- sale by OAO RAO "UES of Russia" of its shareholdings in OAO "Kostroma-trubinvest-Volgorechensk Pipe Plant", OAO "Leader Insurance Joint-Stock Company", OAO "Kuzminov Stavtelecom";

THE PROPERTY STRUCTURE OF OAO RAO "UES OF RUSSIA"*

SHARES	
	OAO "System Operator-Central Dispatch Administration of the Unified Energy System" (UES SO-CDA)
	OAO "Federal Grid Company of the Unified Energy System" (UES FGC)
	ZAO "INTER RAO UES"
	OAO "Russian Communal Systems"
	Regional open joint stock companies for power and electrification (regional energos) (72)
	Wholesale generation companies (1)
	Regional generation companies (4)
	Regional management companies (3)
	Transmission companies (1)
	Distribution companies (1)
	Regional retail companies (4)
	AO-power plants (43, including 8 power plants under construction)
	Energy management companies (6)
	Research & development and project design institutes (24)
	Commercial banks (8)
	Insurance companies (2)
	Repair and maintenance, infrastructure, and other companies (48)
PROPERTY	
	Property of 3 power plants (Verkhnetagilskaya TPP, Novosibirskaya HPP, Nizhnevartovskaya TPP) leased out to regional energos
	Start-up complex of hydropower unit No. 2 at the Irganayskaya HPP leased out to OAO "Sulakenergo"
	Property of the Severo-Zapadnaya CHPP leased out to OAO "Severo-Zapadnaya CHPP"
	Non-core assets of the Reftinskaya TPP and Sredneuralskaya TPP not transferred to OAO "WGC-5"
	Power network facilities not transferred to OAO "UES FGC"
	Dispatching facilities not transferred or sold to OAO "UES SO-CDA"

** as at 31 December 2004*

PROPERTY STRUCTURE OF OAO RAO "UES OF RUSSIA", BY SHAREHOLDINGS*

Stake	Companies, by lines of business	Number of companies
100%	Regional energos	8
	AO-power plants	12
	OAO "WGC-5"	1
	OAO "UES FGC"	1
	OAO "UES SO-CDA"	1
	Energy management companies	6
	Research & development organizations and project design institutes	22
	Energy construction and services companies	15
75% -100%	Regional energos	1
	AO-power plants	12
	Research & development organizations and project design institutes	2
	Energy construction and services companies	2
51% - 75%	Regional energos	9
	AO-power plants	11
	ZAO "INTER RAO UES"	1
	Regional generation companies	1
	Regional management companies	1
	Regional retail companies	1
	Transmission company	1
	Distribution company	1
	Energy construction and services companies	2
	OAO "Energozashchita Insurance Broker"	1
25% - 51%	Regional energos	52
	AO-power plants	4
	Regional generation companies	3
	Regional management companies	2
	Regional retail companies	3
	Energy construction and services companies	18
	OAO "Russian Communal Systems"	1
Under 25%	Regional energos	2
	AO-power plants	4
	Energy construction services companies	11
	Banking organizations	8
	OAO "Energogarant Insurance Joint Stock Company"	1

** as at 31 December 2004*

Information on the shareholdings of OAO RAO "UES of Russia and the interest in each of the subsidiaries or dependent companies is given in Appendix.

- write off, in accordance with established procedure, of the shares in OAO "Prometey", ZAO "Energougol" (Moscow), and OAO "Cottage Building and Materials Research and Industrial Housing Association" due to the winding up of these companies;
- decrease in the stakes held by OAO RAO "UES of Russia" in OAO "Saratovskaya HPP" and OAO "Nizhegorodskaya HPP" due to the return of the unpaid shares to said companies;
- dilution of the interest held by OAO RAO "UES of Russia" in OAO "Nurenergo" as a result of placement of additional shares in favour of OAO "UES FGC".

The voting shares in other companies held by OAO RAO "UES of Russia" (taking into account the right to vote at general meetings of shareholders acquired by holders of Type "A" preferred shares after the shareholders decided to pass the dividend on preferred shares at the previous AGMs in respect of FY2003), are broken down as follows:

VOTING INTERESTS IN COMPANIES HELD BY OAO RAO "UES OF RUSSIA"

Interest in voting shares, % of authorized capital	Number of companies
Under 25%	26
25% - 51%	44
51% - 75%	67
75% - 100%	18
100%	66

OAO RAO "UES of Russia" finances power construction projects under cost sharing agreements and joint-venture agreements. As at 31 December 2004, the contributions made by OAO RAO "UES of Russia" totalled RUB22,678,208,414.25, including the following contributions:

- under cost sharing agreements: RUB21,366,773,680.43;
- under joint-venture agreements: RUB1,311,434,733.82.

As a measure to raise the level of responsibility of the SDCs, expedite the decisions on transactions involving property, and assure that the property is disposed of in the shareholders' interests, the Company has drafted and approved the Standard for the classification, review, and approval of transactions involving property or rights to property considered by the Business Units and SDCs of OAO RAO "UES of Russia".

Management of Core Assets

In 2004, decisions on the management of core operations were designed to maximize the Company's revenues while preserving the Holding Company's ownership of the assets relating to its core businesses.

The most important event of the year 2004 relating to disposal of the core assets was the launch of establishment of wholesale generation companies (WGC). In order to determine the money value of the property to be paid as consideration for WGC shares, an appraisal of the market value of the property was undertaken by OAO RAO "UES of Russia" with the involvement of appraisal firms accredited by the Company and consortia of such appraisers. A total of 35 assets have been evaluated; 34 of these are generating facilities and one is the shareholding in OAO "Volga Hydropower Cascade Management Company".

An important result of our core asset management efforts in 2004 was the preparation of a mechanism for disposing of the power plants supplying power to a single consumer, and approval of this mechanism by the Board of Directors of OAO RAO "UES of Russia". The mechanism is designed to ensure more efficient use of property of OAO RAO "UES of Russia" and its SDCs when disposing of the "single-consumer" power plants. It includes criteria that the Board of Directors of OAO RAO "UES of Russia" should take into account when making a decision on the divestiture of such a plant:

- the power plants must be sold only through competitive bidding;
- payment for the power plants must be made in cash;
- the proceeds from the sale of the power plants may be allocated to pay dividends to the company's shareholders or to acquire Treasury shares.

The list of power plants supplying power to a single consumer was given in the Reform Strategy of RAO "UES of Russia" ("5+5"). Due to the changes in heat consumption, there are some CHPPs not listed in the "5+5" Strategy that currently meet the above criteria, such as the Pervomayskaya CHPP (OAO "Tulenergo"), Krasnogorskaya CHPP (OAO "Sverdlovenergo"), Bereznikovskaya CHPP-4 (OAO "Permenergo"). On the other hand, there are some CHPPs that no longer meet the criteria: the Kaluzhskaya CHPP-1 (OAO "Kalugaenergo") and Argayashskaya CHPP (OAO "Chelyabenergo"). In this connection, the Board of Directors of OAO RAO "UES of Russia" on 24 December 2004 resolved to make amendments to the Reform Strategy of RAO "UES of Russia" ("5+5") regarding the list of the "single-consumer" stations, and to approve a new list including:

- Novgorodskaya CHPP-20 (OAO "Novgorodenergo"),
- Kargalinskaya CHPP (OAO "Orenburgenergo"),
- Novomoskovskaya TPP (OAO "Tulenergo"),
- Bogoslovskaya CHPP (OAO "Sverdlovenergo"),
- Volgogradskaya CHPP-3 (OAO "Volgogradenergo"),
- Tobolskaya CHPP (OAO "Tyumenenergo"),
- Krasnogorskaya CHPP (OAO "Sverdlovenergo"),
- Pervomayskaya CHPP (OAO "Tulenergo"),
- Bereznikovskaya CHPP-4 (OAO "Permenergo"),
- Novokuybyshevskaya CHPP-2 (OAO "Samaraenergo").

The combined installed capacity of the "single-consumer" plants is 2,489 MW.

Management of Service Assets

In 2004, the restructuring of repair operations was implemented in two areas:

▷ establishment of repair subsidiaries by the Holding Company's SDCs;

▷ preparation of repair companies for sale at the highest possible price.

By December 31, 2004, the regional energos and AO-power plants had set up 173 repair subsidiaries, 128 of which were engaged in repair of generating equipment, and 45 in repair of power network facilities.

To ensure that the newly established repair companies adapt themselves to working in a market environment, their parent companies provided for a guaranteed amount of orders for 2004. The revenues from these orders during the year totalled RUB22.1 billion.

The Board of Directors of OAO RAO "UES of Russia" resolved that it would be advisable to sell shares in all repair companies owned by and paid for by the Company's SDCs – regional energos and AO-power plants. When preparing the repair companies for sale, the company is to produce an information memorandum to determine its market value, characterizing its current state and long-term plans for the next 5-7 years. Such a memorandum gives potential investors complete information about a particular company and ensures transparency of the transaction being considered.

In 2004, shareholdings in two energy companies – OAO "Belgorodenergoremont" and OAO "Ivenergoremont"– were sold through competitive bidding.

Management of Non-Core Assets

For a number of years, the Company has been steadily implementing a strategy to exit its non-core businesses. Among the largest transactions was the sale of shares in OAO "Leader Insurance Company", OAO "Stavtelecom", the sale of movable and immovable property located at 5-a, ul. Akademika Chelomeya, Moscow, the property of 60 let GOELRO holiday hotel, Kaskad sanatorium, and some other assets.

Management of Foreign Assets

As at 31 December 2004, OAO RAO "UES of Russia" and subsidiaries controlled the following energy assets located abroad:

Republic of Georgia

▷ 75% stake in AO "Telasi", a distribution company based in Tbilisi, which owns 0.4-110 kV networks and substations, and supplies electricity to over 400,000 customers in the capital city;

▷ 100% stake in OOO "Mtkvari" (two generating units at the Tbilisskaya TPP, with an installed capacity of 300 MW each);

▷ 50% stake in OOO "AES Trans-energy", an electricity retail company that has an electricity export quota to Turkey;

▷ right to run AO "Khramesi" for a term of 25 years, effective 1999 (two hydroelectric power plants with 200 MW installed capacity).

Republic of Armenia

▷ the property of the Sevan-Hrazdan series of seven hydroelectric power stations with a combined installed capacity of 550 MW, and the right to use the underlying land;

▷ the custody of 100% shares in Armenian NPP (installed capacity of 815 MW);

▷ the powers of the executive body of ZAO "Hrazdan TPP" (installed capacity of 1,100 MW).

The above means that RAO "UES of Russia" Holding Company controls 69% of generation in Armenia and 19% of generation in Georgia.

The above assets are run in accordance with the standards adopted by OAO RAO "UES of Russia". The asset management system is designed to increase the shareholder value of the companies. In order to achieve that, the following steps are being taken: enhancing the quality of operations at the foreign energy facilities; ensuring collection of electricity (capacity) payments in cash from all customers; parallel operation of Georgia's energy system with the UES of Russia and the energy system of Armenia; expansion of electricity exports from Russia to these countries, and entry into new energy markets.

Human Resource Management

The key focus in human resource management during the restructuring period is to create highly professional teams at the SDCs of OAO RAO "UES of Russia" capable of coping efficiently with the tasks set before them.

The average number of employees at RAO "UES of Russia" Holding Company in 2004 amounted to 496,300 people, 483,600 of which were production personnel. In 2003, the staff numbers were 577,600 and 556,300, respectively.

In order to ensure more efficient use of human resources at the Holding Company and to prepare the personnel for working in a new environment, steps were taken to optimize the workforce. The principal factors that influenced changes in the field in 2004 were as follows:

- increase in labour efficiency of the energy companies' production personnel;
- reduction in personnel as a result of divestment by regional energos and AO-power plants of their maintenance and non-core businesses, and transfer of the non-production assets to municipalities;
- increase in the number of people employed by the Holding Company after ownership of some municipal-owned communal and distribution companies was transferred to the Holding Company, and new power facilities were put into operation.

The average number of employees at OAO RAO "UES of Russia" in 2004 was 1,800 people, down 1,300 on 2003. The personnel reduction was due to the corporatization of three branches of the Company (power plants: Kharanorskaya TPP, Saratovskaya HPP, and Nizhegorodskaya HPP), liquidation of the Company's branches – representative offices engaged in the administration of companies and interconnected power networks, and reduction of the Company's executive office staff.

The principal objectives of the HR policy at OAO RAO "UES of Russia" are:

- further training, reorientation training, and development of personnel;
- encouraging employees' professional and career development;
- creating and developing pools of potential managerial and skilled staff;
- improving employee life and health protection and preventing industrial injuries;
- developing the non-state pension system.

In 2004, over 200,000 employees of the Holding Company received training under the further training, retraining and personnel development programmes. 163 top managers of SDCs received executive training and completed their MBA studies (over the past three years, the number of such executives amounted to 499). 149,200 employees were trained in the corporate personnel training system (including 111,900 workers, 24,500 engineers, and 12,800 managers).

The educational institutions of the electricity industry teamed up with the regional employment agencies to provide social adaptation assistance for personnel laid off in the course of restructuring. In 2004, over 5,000 people undertook retraining and entered a new trade.

AVERAGE NUMBER OF EMPLOYEES OF RAO "UES OF RUSSIA" HOLDING COMPANY, persons


– total – production staff
600,000
500,000
400,000
300,000
200,000
100,000
631,866
595,011
577,637
556,301
496,327
483,636
2002
2003
2004

AVERAGE STAFF NUMBERS AT OAO RAO "UES OF RUSSIA", persons


– total – production staff
14,000
12,000
10,000
8,000
6,000
4,000
2,000
13,146
12,134
3,157
2,733
1,849
1,450
2002
2003
2004

DINAMICS OF INDUSTRIAL INJURIES AT ENTERPRISES OF RAO "UES OF RUSSIA" HOLDING COMPANY


number of injuries
600
400
200
560
420
376
2002
2003
2004

The Holding Company's further training and personnel development programmes have contributed to the decrease in the number of industrial injuries.

In 2003, OAO RAO "UES of Russia" initiated the founding of the All-Russian Power Industry Employers Association (RaEI Association). By year-end 2004, the Association had been joined by 91 entities of the Holding Company.

In 2004, the Management Board of OAO RAO "UES of Russia" and the management bodies of the RaEI Association approved the Employers' Strategy for the Development of Social Partnership in the sector. The Strategy is mainly designed to enhance the efficiency of the sector enterprises, improve the employers' competitiveness on the labour market by coordinating their own interests with the interests of their social partners.

In August 2004, as a measure to provide systemic regulation of the social and labour relations in the sector, the RaEI Association entered, on behalf of energy sector's employees, into an Industry-wide Collective Agreement for 2005-2006. In addition, in order to provide additional social support and incentivize personnel during the restructuring period, energy companies prepared and approved Compensation Programs for laid-off employees. The energy companies are thus responsible for providing social guarantees to their personnel during the reform period.

Another form of social assistance is participation of the SDCs of OAO RAO "UES of Russia" in non-government pension programmes. In 2004, the Management Board of OAO RAO "UES of Russia" approved the Strategy for non-government pension coverage of the Holding Company's employees. The Strategy sets out a long-term vision for a non-government pension system based on the common approach, goals, and principles. This system is intended to provide a decent standard of living for the Holding Company's employees upon retirement, as well as effective handling of HR issues relating to attracting, retaining , and motivating personnel at electricity companies.

The target structure of the Holding Company's non-government pension system (NGPS) provides for the creation of two pension plans. A parity pension plan is a kind of NGPS where the employee and employer jointly contribute to the employee's pension plan, in a fixed proportion and in accordance with definite rules. The parity plan is an intermediate element of creating the conditions for an employee to independently finance most of their pension plan. The corporate pension plan is classical form of NGPS, in which the Holding Company's energy enterprises organize pension funds for their employees to supplement the state pensions.

In the course of the Strategy implementation, the Boards of Directors at 77 subsidiaries of OAO RAO "UES of Russia" approved their non-government pension plans covering over about 100,000 employees.

Key Performance Indicators and Business Planning

In 2004, OAO RAO "UES of Russia" created a comprehensive system of key performance indicators, business planning and cost management designed to further increase the efficiency of the Company and its energy subsidiaries.

The Key Performance Indicators (KPIs) define the main targets and parameters for the activities of the executive staff at OAO RAO "UES of Russia" and its SDCs. They are implemented with the regular management tools, such as business plans, cost reduction programmes, and companies' budgets.

The Concept of Key Performance Indicators has been agreed by the Board of Directors of OAO RAO "UES of Russia". The set of KPIs, the procedure for defining their values both for SDCs of OAO RAO "UES of Russia" and the Company's executive staff (subdivisions of the Corporate Center, Reform Management Center, and Business Units), and the performance control are regulated by the Standard of OAO RAO "UES of Russia".

In 2004, the following set of KPIs was approved for the Holding Company's energy entities (regional energos and AO-power plants):

- ROTA (Return on total Assets) of the SDCs;
- limit on operational costs;
- reliability criterion: prevention of outages;
- restructuring schedule (adherence to the milestones of energy companies restructuring).

The balanced system of these indicators made it possible for the management of OAO RAO "UES of Russia" to identify the management priorities aimed at ensuring effective business operations of energy companies, reliable energy supply to consumers, and implementation of the sector reform:

- the primary objective for energy companies is to ensure profit and optimize the assets structure (including divestment of the so-called non-core assets), which is best measured by the use of ROTA;
- the limit on operational costs, which is used as a balancing indicator, encourages the management to meet the ROTA requirements, primarily through costs reduction (analysis has shown this factor may contribute 60-80% of ROTA);
- the third indicator ensures control of the technological reliability of energy equipment;
- the fourth indicator is intended to achieve another priority – advance of the SDCs' in implementing the restructuring plans.

The KPI targets are achieved through the use of business planning. Business planning has been organized at all SDCs, including those created in the course of restructuring, observing the established corporate procedures and existing standards. Business plans and performance reports are approved by the SDCs' Boards of Directors.

In connection with the launch of structural unbundling at the regional energos and a transition to corporate governance practices, a new business planning standard was adopted by OAO RAO "UES of Russia" late in 2004. Its fundamental peculiarity is that the numerous target values of the business plan have been replaced with the KPIs. The new standard provides for a significant expansion of the powers of Directors General at SDCs, as well as broadening of the competence of their Boards of Directors. This resulted in a reduced number of forms included in the business plan and elimination of redundant approvals.

One of the major elements of an energy company's business plan is the cost reduction programme. Implementation of the measures provided by such programme within the framework of the production programme helps achieve the KPI targets set for the company.

The priority goal in costs reduction for the Holding Company's energy enterprises is the reduction of operational

OUTLINE FLOWCHART OF BUSINESS PLAN DEVELOPMENT AT ENERGY COMPANIES OF OAO RAO "UES OF RUSSIA"



Marketing. Demand forecasting
Investment programme
Repair programme
Production programme
Demand for purchased energy, fuel, materials, services and personnel
KPI targets
Plan of measures to meet KPI targets (including costs control)
Power balance
Energy balance
Net generation plan
Optimization:
– generation
– purchased energy
Tariffs Prices
Estimated costs
Tariffs Prices
Business plan of the SDCs ensuring achievement of KPI targets
Sales forecasting
Sales profit forecast
Non-operating income/expenses
ROE forecast
Dividend plan

costs (fuel, energy, raw materials and inventories, production services, such as repairs, payroll), which account for 85% of all savings. The biggest savings are achieved by the efforts aimed at reducing fuel costs: technological measures to increase efficiency; replacement of fuel oil with commercial natural gas; choice of alternative fuel suppliers; optimization of fuel inventories; dealing with quality claims, etc. Also, considerable cost savings are generated through energy costs reduction measures (reduction of energy purchase costs by regional energos trading in the free trade segment of the wholesale electricity market; reduction of technological and commercial losses of energy, reduction of in-house and production consumption), and cutting repair costs, review of the personnel motivation system, sale of non-core assets, etc.

One of the priority areas for costs reduction at the Holding Company's entities is the development of competitive and regulated procurement of fuel, raw materials, inventories, repair and other ancillary services. OAO RAO "UES of Russia" has created and is developing a comprehensive system for procurement regulation and management seeking to apply the procurement techniques that make maximum use of competitive tenders. In 2004, the Company developed a system of Procurement Standards which establish uniform rules for procurement and tenders for the organizations of OAO RAO "UES of Russia" and the Holding Company as a whole. The main principle is that an open tender must be the key procurement method; non-competitive procurements are allowed only in strictly specified situations subject to approval of the Board of Directors or the Company's Central Procurement Body.

In the second quarter of 2004, the Company went live with the Electricity Industry Procurements portal **www.zakupki.elektra.ru**, which delivers, in a most convenient form, information to suppliers regarding the rules of conduct and the current procurement programmes of OAO RAO "UES of Russia". Such companies as OAO "Ryazanskaya TPP", OAO "Saratovenergo", OAO "Stavropolenergo", OAO "Experimentalnaya TPP", OAO "Stavropolskaya TPP", OAO "Kamskaya HPP", OAO "Saratovskaya HPP", OAO "Verkhnevolzhskie HPPs Cascade", and OAO "Ivenergo" make over 50% (in terms of volume and value) of their procurements via the e-trading systems.

The creation of an effective management system using the KPIs and advanced methods of business planning largely ensured the positive results of 2004, both at the parent company, OAO RAO "UES of Russia", and most of its SDCs.

Dividend Policy

The management system at RAO "UES of Russia" Holding Company ensures provision of the necessary financial resources and approval of corporate resolutions on dividend payments by the Parent Company and its subsidiaries and dependent companies.

The dividend policy of OAO RAO "UES of Russia" and the Holding Company is laid down in the Principles of Dividend Policy approved by the Board of Directors of OAO RAO "UES of Russia".

In 2004, OAO RAO "UES of Russia" allocated a total of RUB2,399 million for the payment of dividends to shareholders in respect of 2003, up RUB411 million on the amount of dividends paid for 2002. Of that amount, RUB1,099 million was paid to the state, and RUB1,300 to the minority shareholders of OAO RAO "UES of Russia". In 2003, the dividend payments to these shareholder groups amounted to RUB808 million and RUB1,180 million, respectively.

In 2004, the dividend policy pursued by OAO RAO "UES of Russia" with respect to its SDCs was characterized by the following peculiarity. The companies scheduled for restructuring in early 2005 approved the payment of interim dividends for the first 9 months of 2004 in order to reduce the financial burden on the unbundled energy companies during the first months of their operation in a new environment and, at the same time, ensure protection of their shareholders' interests.

The amount of the interim dividends in 2004 declared by the SDCs totalled RUB5,872 million, which is nearly the same as the dividend amount paid for the entire 2003. The interim dividends declared in 2004 on the shares in the SDCs held by OAO RAO "UES of Russia" amounted to RUB4,430 million.

AMOUNT OF DIVIDENDS PAID BY OAO RAO "UES OF RUSSIA", million RUB

Dividends	in 2003 (for 2002)	in 2004 (for 2003)
Total	1,988	2,399
including:		
dividends on ordinary shares	1,383	1,925
dividends on preferred shares	605	474*

** The reduction of dividends on preferred shares for 2003 was due to the decrease in the net profit made by OAO RAO "UES of Russia", as dividends on preferred shares are determined, pursuant to Article 5.3. of the Company's Charter, as a fixed percentage of the net profit.*

AMOUNT OF DIVIDENDS DECLARED BY SDCs OF RAO "UES OF RUSSIA" HOLDING COMPANY, million RUB

Dividends paid	in 2003	in 2004		
	for 2002	total	for 2003	for 2004**
Total dividends payable	6,019	11,781	5,909	5,872
including:				
dividends payable to OAO RAO "UES of Russia"	3,600	8,179	3,749	4,430
dividends payable to other shareholders	2,419	3,602	2,160	1,442

*** interim dividends*



Energy of TRANSFORMATI

REFORMING THE COMPANY

IMPLEMENTATION OF THE REFORM PLANS

The efforts made by OAO RAO "UES of Russia" throughout 2004 were aimed at realizing the resolutions of the Russian Government, shareholder meetings and the Board of Directors regarding the implementation of the reform in the electricity sector.

As provided by the Reform Strategy of RAO "UES of Russia" ("5+5") approved by the Board of Directors of OAO RAO "UES of Russia", the primary objectives of electricity industry restructuring are enhancing the efficiency of the energy sector enterprises and creating conditions for the industry's development on the basis of private investments.

The primary objectives of the sector restructuring are:

- to unbundle the regional energos by lines of business and establish new industry players, including wholesale generation companies and territorial generation companies;
- to build the electricity market infrastructure: Unified National Electricity Grid (UNEG) of OAO "Federal Grid Company" (OAO "UES FGC"), Interregional Distribution Companies (IDCs), and to transfer the dispatching/control function from the regional energos to OAO "UES SO-CDA";
- to determine the configuration of and to launch competitive wholesale and retail markets for electricity (capacity).

In 2004, a lot of work was done to unbundle the regional energos by lines of business and to implement the plans for regional energos' restructuring approved by the Board of Directors of OAO RAO "UES of Russia". In the fourth quarter of 2004, the first wholesale generation companies and territorial generation companies were set up, and the process was launched to integrate companies according to lines of business on an interregional basis. In order to further consolidate the transmission grid assets, the regional energy companies created databases on the power grid facilities, and carried out appraisal of the assets relating to the UNEG. Further steps were taken to build the vertical structure of the dispatching/control system, reform the research and development operations, and repair and maintenance businesses.

Throughout 2004, the free trade segment of the wholesale electricity (capacity) market continued its expansion: the number of market players increased, so did the trading volumes. Preparations were made for further reform of the regulated segment of the wholesale market and the deviations sector, and for the launch of a transitional wholesale electricity (capacity) market in Siberia.

RESTRUCTURING OF REGIONAL ENERGY COMPANIES

The restructuring plans for most regional energos use the "basic" scenario for unbundling by lines of business approved by the Board of Directors of OAO RAO "UES of Russia". The "basic" plan provides for the reorganization of regional energos by spinning off new companies by lines of business – energy generation, transmission, and retailing – with shares in the newly established companies to be distributed pro rata among the shareholders of the regional energo being reorganized. The Board of Directors of OAO RAO "UES of Russia" also resolved to restructure some regional energos (e.g. OAO "Pskovenergo") on an individual basis using a scenario different from the "basic" one.

In 2004, the Board of Directors of OAO RAO "UES of Russia" approved 16 plans for regional energos' restructuring, including 13 plans using the basic scenario, which envisages reorganization by way of spin-off: OAO "Altayenergo", OAO "Buryatenergo", OAO "Kolenergo", OAO "Krasnoyarskenergo", OAO "Lenenergo", OAO "Mosenergo", OAO "Novgorodenergo", OAO "Omskenergo", OAO "Orenburgenergo", OAO "Tomskenergo", OAO "Tyumenenergo", OAO "Khakasenergo", OAO "Chitaenergo", and 3 plans based on scenarios different from the "basic" restructuring plan (the companies run by OAO "Srednevolzhskaya Management Energy Company" – OAO "Samaraenergo", OAO "Saratovenergo", and OAO "Ulyanovskenergo").

In 2004, shareholder meetings of regional energy companies approved the reorganization of 34 regional energos: OAO "Arkhenergo", OAO "Astrakhanenergo", OAO "Belgorodenergo", OAO "Vladimirenergo", OAO "Volgogradenergo", OAO "Voronezhenergo", OAO "Dagenergo", OAO "Ivenergo", OAO "Karelenergo", OAO "Kirovenergo", OAO "Kostromaenergo", OAO "Kurskenergo", OAO "Lipetskenergo", OAO "Marienergo", OAO "Mordovenergo", OAO "Mosenergo", OAO "Nizhnovenergo", OAO "Novgorodenergo", OAO "Omskenergo", OAO "Penzaenergo", OAO "Permenergo", OAO "Rostovenergo", OAO "Ryazanenergo", OAO "Sverdlovenergo", OAO "Smolenskenergo", OAO "Stavropolenergo", OAO "Tambovenergo", OAO "Tverenergo", OAO "Tomskenergo", OAO "Tulaenergo", OAO "Udmurtenergo", OAO "Chelyabener-go", OAO "Chuvashenergo", OAO "Yarenergo".

The unbundling according to the "basic" plan was completed at OAO "Kalugaenergo": the companies established as a result of the regional energo's reorganization – OAO "Kaluga Energy Company", OAO "Kaluga Generation Company", OAO "Kaluga Trunk Grid Company", and OAO "Kaluga Retail Company" – completed registration with the authorities and registered their share issues with the stock market regulators.

REGIONAL ENERGOS' RESTRUCTURING*

	"Basic" plan	Departure from "basic" plan	Total in RAO "UES of Russia" Holding Company
Number of restructuring plans approved	48	4	52
of which:			
Regional energos' unbundling completed (newly established companies registered with the authorities)	4**	1***	5
Regional energos under restructuring	42	3	45
of which:			
number of EGM held to consider reorganization	34	–	34
number of GMs held to approve Charters and elect management bodies of the newly established companies	26	–	26

* *as at 31 December 2004*

** *OAO "Belgorodenergo", OAO "Bryanskenergo", OAO "Voronezhenergo", OAO "Kalugaenergo"*

*** *OAO "Pskovenergo"*

The unbundling according to the "basic" plan was partly completed (i.e. not all companies were spun off) at three regional energos–OAO "Belgorodenergo", OAO "Bryanskenergo", and OAO "Voronezhenergo". These regional energos postponed the registration of transmission companies after changes had been made to the procedure for unbundling of UNEG facilities from the regional energos.

Restructuring according to the "non-basic" plan was completed at OAO "Pskovenergo": four wholly-owned subsidiaries of that regional energo (OAO "Pskovenergoagent", OAO "Pskovenergosbyt", OAO "Pskovenergoservis", and OAO "Pskovenergoavto") were established and received state registration.

ESTABLISHMENT OF NEW INDUSTRY PARTICIPANTS (WGCs, TGCs, IDCs)

As a result of reorganization of the regional energy systems, a large number of new energy companies is being established in Russia's electricity industry. These include generation, transmission, and energy retail companies, as well as companies providing repair and maintenance services. Within a particular line of business, the new companies will differ significantly both in production characteristics and in financial and business performance.

At the next phase of the electricity industry reform, these companies will be consolidated on an interregional basis. This means that the companies will combine in order to achieve greater financial stability while maintaining reliable and safe energy supply to consumers and improving the competitive pricing mechanisms in the electricity industry.

The combination will be effected in such a way as to ensure that the consolidated companies are comparable in size and operate in similar conditions, and not one of them is capable of exerting a strong influence on electricity prices.

The companies' integration across regions was launched in 2004. Interregional consolidation of the generation and transmission companies is to be completed prior to the launch of a fully liberalized market for electricity in the whole country (except for the isolated energy systems and energy companies in the Far East of Russia).

Wholesale Generation Companies (WGCs)

One of the major prerequisites for the launch and efficient operation of the competitive electricity market is the demonopolization of electricity generation and creation of conditions for attracting private investments. The Guidelines of the development for Russia's electricity industry approved by Resolution of the Government of the Russian Federation No. 526 of 11 July 2001 provide for the establishment of large generation companies of the wholesale electricity market. WGCs will become key players on the wholesale electricity market ensuring the functioning of the entire infrastructure of the wholesale market. Creation of the WGCs as integrated companies will make it possible to use all benefits of consolidation. This will attract private capital in the electricity generation business.

The WGCs are being created on the basis of the large federal power plants owned by OAO RAO "UES of Russia" and the regional energos. There will be seven WGCs operating on the electricity market: six of them will be based on thermal generation and one on hydrogeneration. The average aggregate installed capacity of the power plants within each WGC will be in the region of 9 GW. Being aware of the peculiarities of hydropower plants' position on the wholesale market, the Government of Russia decided to establish a single Federal Hydrogeneration Company (OAO "HydroWGC").

The "basic" plan for the establishment of WGCs, which was approved by the Board of Directors of OAO RAO "UES of Russia" on 26 September 2003, includes the following phases of WGC establishment:

- at the first phase, the WGCs will be established as wholly-owned subsidiaries of OAO RAO "UES of Russia", with contributions to their authorized capital made in the form of property and shares of AO-power plants;
- at the second phase, OAO RAO "UES of Russia" will contribute its shares in AO-power plants spun off from regional energos as consideration for shares in the WGCs.

As at 31 December 2004, three WGCs received state registration – OAO "WGC-3", OAO "WGC-5", and OAO "HydroWGC".

Territorial Generation Companies (TGCs)

The territorial generation companies are to be established on the basis of regional energos' generation assets (except for the power plants transferred to the WGCs and the power plants of isolated regional energos) and become participants in the wholesale electricity (capacity) market and the retail market for electricity and heat. Establishment of the TGCs through interregional integration of the regional generation assets is designed to create efficient, financially stable, large companies operating on a competitive wholesale market for electricity, and supplying heat to consumers in their respective regions.

The configuration of the TGCs based on the generation assets of regional energos was approved by the Board of Directors of OAO RAO "UES of Russia" on 23 April 2004.

Most TGCs will be established as subsidiaries of OAO RAO "UES of Russia". Minority shareholders of the regional energos concerned will have a chance to take part in their establishment. Alternatively, a TGC may be co-founded by several regional energos. In some cases, the TGC will lease the generation facilities from the regional generation companies spun off from the regional energos. At the second phase, the regional generation companies will merge with and into the relevant TGC.

As at 31 December 2004, two TGCs passed the state registration: OAO "TGC-9" and OAO "TGC-14".

Interregional Distribution Companies (IDCs)

As the regional energos are reorganized, their distribution assets will be transferred to the distribution companies (DCs). According to the "basic" restructuring plan, in most cases DCs will retain the name of the respective energy system.

The DCs will be integrated into four interregional distribution companies (IDCs) – holding companies created as wholly-owned subsidiaries of OAO RAO "UES of Russia".

The Board of Directors of OAO RAO "UES of Russia" approved the mechanisms to be used when implementing the "basic" plan for interregional consolidation of the DCs (i.e. establishment of interregional companies within the area of one or several IESs, taking into account the regional peculiarities and cost efficiency). In the course of establishment of the IDCs, shares of the DCs spun off from regional energos will be paid as consideration for the additional shares in the relevant IDC.

It is assumed that the IDCs will consolidate their subsidiaries (DCs) by inviting the DCs' minority shareholders to exchange their shares for shares in the IDC. As a result of such share exchange, the interest of OAO RAO "UES of Russia" in the IDCs will be in excess of 49%.

In the future, a company will be spun off from OAO RAO "UES of Russia", which will receive all shares in the IDCs held by OAO RAO "UES of Russia". The State's holding in that company will be at least 52%.

As at 31 December 2004, two IDCs completed state registration – OAO "Center and North Caucasus IDC" and OAO "North-West IDC".

MAP OF TGC AREAS AND LOCATION OF WGC POWER PLANTS


Murmansk
Petrozavodsk
TGC-1
Kaliningrad
St.-Petersburg
Arkhangelsk
Naryan-Mar
Pskov
Novgorod
TGC-2
Vologda
Tver
Dudinka
Smolensk
Moscow
Yaroslavl
Bryansk
Kaluga
Kostroma
TGC-9
Salekhard
Syktyvkar
TGC-3
Ivanovo
TGC-4
Oryol
Vladimir
Tula
Kursk
Nizhny Novgorod
Kirov
Perm
Khanty-Mansiysk
Tura
Lipetsk
Ryazan
TGC-5
Belgorod
Tambov
Saransk
Yoshkar-Ola
TGC-6
Cheboksary
TGC-10
Voronezh
Izhevsk
Penza
Ekaterinburg
Ulyanovsk
Kazan
Saratov
Samara
Rostov-on-Don
Krasnodar
Volgograd
TGC-7
Ufa
Chelyabinsk
Tyumen
TGC-8
Orenburg
Stavropol
Kurgan
Elista
Karachay-Cherkesskenergo
TGC-13
Astrakhan
Omsk
Tomsk
Kabbalkenergo
Sevkavkazenergo
Novosibirsk
Ingushenergo
Nurenergo
Kemerovo
Krasnoyarsk
Makhachkala
Barnaul
Abakan
Irkutsk
Gorno-Altaysk
Kyzyl

Territorial Generation Companies (TGCs)*

TGC-1 – on the basis of generating assets of OAO "Karelenergo", OAO "Kolenergo", and OAO "Lenenergo";

TGC-2 – on the basis of generating assets of OAO "Arkhenergo", OAO "Kostromaenergo", OAO "Novgorodenergo", OAO "Pskovenergo", OAO "Tverenergo", OAO "Vologdaenergo", and OAO "Yarenergo";

TGC-3 – on the basis of generating assets of OAO "Mosenergo";

* *as at 31 December 2004*

TGC-4 – on the basis of generating assets of OAO "Belgorodenergo", OAO "Bryanskenergo", OAO "Kaluga-energo", OAO "Kurskenergo", OAO "Lipetskenergo", OAO "Oryolenergo", OAO "Smolenskenergo", OAO "Tambovenergo", OAO "Tulenergo", OAO "Voronezhenergo";

TGC-5 – on the basis of generating assets of OAO "Chuvashenergo", OAO "Kirovenergo", OAO "Marienergo", and OAO "Udmurtenergo";

TGC-6 – on the basis of generating assets of OAO "Ivenergo", OAO "Mordovenergo", OAO "Nizhnovenergo", OAO "Penzaenergo", and OAO "Vladimirenergo";

TGC-7 – on the basis of generating assets of OAO "Orenburgenergo", OAO "Samaraenergo", OAO "Saratovenergo", and OAO "Ulyanovskenergo";

TGC-8 – on the basis of the generating assets of OAO "Astrakhanenergo", Kaspiyskaya CHPP + Makhachkalinskaya CHPP (OAO "Dagenergo"), OAO "Kubanenergo", OAO "Rostovenergo", OAO "Stavropolenergo", and OAO "Volgogradenergo";


Anadyr
Palana
Magadan
Yakutsk
Petropavlovsk-Kamchatsky
Khabarovsk
Blagoveshchensk
Birobidzhan
Yuzhno-Sakhalinsk
Vladivostok

TGC-9 – on the basis of generating assets of OAO "Komienergo", OAO "Permenergo", and OAO "Sverdlovenergo";

TGC-10 – on the basis of generating assets of OAO "Chelyabenergo", OAO "Kurganenergo", and OAO "Tyumenenergo";

TGC-11 – on the basis of generating assets of OAO "Kuzbassenergo", OAO "Omskenergo", and OAO "Tomskenergo";

TGC-12 – on the basis of generating assets of OAO "Altayenergo" and OAO "Kuzbassenergo";

TGC-13 – on the basis of generating assets of OAO "Khakasenergo", OAO "Krasnoyarskenergo", and OAO "Tyvaenergo";

TGC-14 – on the basis of generating assets of OAO "Buryatenergo" and OAO "Chitaenergo".

Wholesale Generation Companies (WGCs)

Thermal WGCs:

○ WGC-1 – Iriklinskaya TPP, Kashirskaya TPP-4, Nizhnevartovskaya TPP, Permskaya TPP, Urengoyskaya TPP, Verkhnetagilskaya TPP;

□ WGC-2 – Pskovskaya TPP, Serovskaya TPP, Stavropolskaya TPP, Surgutskaya TPP-1, Troitskaya TPP;

△ WGC-3 – Cherepetskaya TPP, Gusinoozerskaya TPP, Kharanorskaya TPP, Kostromskaya TPP, Pechorskaya TPP, Yuzhno-Uralskaya TPP;

☆ WGC-4 – Berezovskaya TPP-1, Shaturskaya TPP-5, Smolenskaya TPP, Surgutskaya TPP-2, Yaivinskaya TPP;

◇ WGC-5 – Konakovskaya TPP, Nevinnomysskaya TPP, Reftinskaya TPP, Sredne-Uralskaya TPP;

WGC-6 – Cherepovetskaya TPP, Kirishskaya TPP, Krasnoyarskaya TPP-2, Novocherkasskaya TPP, Ryazanskaya TPP, GRES-24 ("TPP-24").

WGC based on hydropower plants:

OAO "HydroWGC" – Akbashskaya HPP, Baksanskaya HPP, Bekanskaya HPP, Boguchanskaya HPP, Bureyskaya HPP, Cheboksarskaya HPP, Chirkeyskaya HPP, Chiryurtskaya HPP, Dzau HPP, Eshkakonskaya HPP, Ezminskaya HPP, Gergebilskaya HPP, Gizeldonskaya HPP, HPPs of Stavropolenergo, Irganayskaya HPP, Kamskaya HPP, Kora-Ursdonskaya HPP, Kubanskie HPPs Cascade, Malaya Akhtynskaya HPP, Malaya Kurushskaya HPP, MHPP-3 on Baksan-Malka Canal, Miatlinskaya HPP, Mukholskaya HPP, Nizhegorodskaya HPP, Nizhne-Cherekskie HPPs Cascade, Novosibirskaya HPP, Sadovaya HPP, Saratovskaya HPP, Sayano-Shushenskaya HPP, Sovetskaya HPP, Uchkulanskaya HPP, Verkhnevolzhskie HPPs Cascade, Volzhskaya HPP, Votkinskaya HPP, Zagorskaya PSPP, Zaramagskie HPPs, Zelenchukskie HPPs, Zeyskaya HPP, Zhigulevskaya HPP.

CREATION OF THE VERTICAL STRUCTURE OF DISPATCH SYSTEM

OAO "System Operator-Central Dispatch Administration of the Unified Energy System" (OAO "UES SO-CDA") was established on the basis of the UES Central Dispatch Administration pursuant to Resolution of the Russian Government No. 526 of 11 July 2001. The only founder of OAO "UES SO-CDA" is OAO RAO "UES of Russia".

OAO "UES SO-CDA" exercises dispatching/control of the technological operation modes of the UES of Russia and is authorized to give dispatch commands that are binding on all entities under its charge. One Integrated Energy System (IES) will be under control of the Integrated Dispatch Administration (IDA). Regional energy systems have Regional Dispatch Administrations (RDAs), which control the operation of power plants and network facilities.

The single vertically integrated operating dispatch system being created as part of the electricity reform in Russia will be implemented in two phases:

▷ establishment of branches of OAO "UES SO-CDA" to which the regional energos transfer the dispatch/control functions and lease out the property of the RDAs owned by the regional energy companies;

▷ buy-out by OAO "UES SO-CDA" of the RDA assets with the funds received as payment for the System Operator's services.

As a result of restructuring of OAO RAO "UES of Russia", the stake held by the state in OAO "UES SO-CDA" will reach, as provided by the Federal Law On Electric Power Industry, at least 52%. In the future, it is planned that the state's interest in the authorized capital of OAO "UES SO-CDA" will increase to at least 75% plus one share.

RESTRUCTURING OF REPAIR AND MAINTENANCE OPERATIONS

The Reform Strategy of RAO "UES of Russia" ("5+5") provides that in the future industry structure the repair and service organizations are to be independent from energy companies. In order to achieve that, the Board of Directors of OAO RAO "UES of Russia" decided that it would be advisable to carry out restructuring of the regional energos' repair and maintenance operations at a faster pace than the reorganization of the regional energos themselves. The market for repair and ancillary services should be created before the formation of a competitive electricity market.

In some regions where an efficient repair services market is unfeasible, all repair operations may be performed by subsidiaries of generation and transmission companies, as well as by the energy companies' in-house units. It is expected that, along with the specialized repair companies, repair services will be provided by power equipment manufacturers, general engineering companies and other participants of this market.

The market for repair and ancillary services will be established in several stages. At the first stage, the repair units will be spun off from the regional energos. The second stage will see reduction of the level of repair companies' affiliation with AO-energos, AO-power plants and OAO RAO "UES of Russia", except for the companies that are monopoly providers of repair and ancillary services.

Decisions on the sale of shareholdings in repair subsidiaries will be taken based on the scheme for reducing the level of affiliation. Minority shareholders will play a decisive role in determining the method for such reduction. As at December 31, 2004:

▷ the dedicated task force of OAO RAO "UES of Russia" approved the plans for restructuring of repair operations at 70 regional energos and 32 AO-power plants.

▷ 173 repair and maintenance companies completed registration with the authorities.

Most of the restructuring plans provided for the divestment of the SDCs' repair operations to establish wholly-owned subsidiaries. At the same time, some repair firms may, in accordance with demands of regional energos' minority shareholders, be spun off from the regional energo as a result of the latter's reorganization.

CONSOLIDATION OF TRANSMISSION ASSETS

For the purpose of administration of the Unified Energy National Electricity Grid (UNEG), OAO RAO "UES of Russia" established in 2002 a wholly-owned subsidiary, OAO "Federal Grid Company of the Unified Energy System" (OAO "UES FGC"). The UNEG assets owned by OAO RAO "UES of Russia" were transferred to the authorized capital of OAO "UES FGC".

The consolidation of transmission assets within OAO "UES FGC" was due to the need to:

- comply with the requirements of the federal laws on the centralized administration of the UNEG;
- introduce common standards for the functioning of the networks that are part of the UNEG and ensure equal access to such networks, and deliver network services of uniform quality;
- provide centralized control of the transmission grid, ensuring a proper level of systemic reliability of operation of the electricity sector.

Upon the reorganization of OAO RAO "UES of Russia", OAO "UES FGC" will become a company consolidating the transmission grid assets and shares of Interregional Transmission Companies (ITCs) and Transmission Companies (TCs).

For the purpose of consolidation of the transmission grid assets provided by the Reform Strategy of RAO "UES of Russia" ("5+5"), the Board of Directors of OAO RAO "UES of Russia" has approved the following plan:

- spin-off of TCs in the course of regional energos' restructuring, and transfer of the UNEG assets to the TCs in accordance with the separation balance sheet;
- contribution of shares in TCs owned by OAO RAO "UES of Russia" to the authorized capital of OAO "UES FGC";
- merger of all TCs with one of the Interregional Transmission Companies in parallel with the merger of the remaining ITCs with and into that ITC, subject to approval of TC shareholders.

Until the spin-off of the TCs the regional energos in 2005, an agreement will be made with ITCs on the use of the UNEG facilities owned by the regional energos. In 2006, the UNEG assets owned by the TCs will be transferred for use to OAO "UES FGC", and a transmission tariff will be introduced for OAO "UES FGC".

RESTRUCTURING OF RESEARCH OPERATIONS

During the development phase of the restructuring plan of OAO RAO "UES of Russia", the research and development complex of the electricity industry comprised 62 subsidiaries and dependent companies of OAO RAO "UES of Russia", including 13 scientific research institutes and 49 design and service providers.

The reform of the research and development (R&D) operations seeks to create a market for research and development and maintenance services in the electricity sector in order to enhance the reliability of electricity supply to consumers and reduce energy companies' expenses for new technologies.

2004 saw the successful completion of the second phase of R&D reorganization. Multi-disciplined territorial engineering companies – Scientific and Technological Centers (STCs) – were created on the basis of research, development and maintenance organizations. The reorganization was implemented by merging the R&D institutes with and into the management companies established previously. Prior to the mergers, the institutes had been independent legal entities.

In 2003-2004, six territorial STCs were established as wholly owned subsidiaries of OAO RAO "UES of Russia":

- OAO "UES Engineering Center - Gidroproekt, Lengidroproekt, Teploelektroproekt, ORGRES Firm";
- OAO "Urals Power Engineering Center", which was formed through merger of seven R&D institutes with and OAO "Urals Power Engineering Center", a management company;
- OAO "Southern Power Engineering Center", which was formed through merger of six R&D institutes with and OAO "Southern Power Engineering Center", a management company;
- OAO "North-Western Power Engineering Center", which was formed

through merger of four R&D institutes with and OAO "North-Western Power Engineering Center", a management company;

- OAO "Siberian Power Research and Technology Center", which was formed through merger of twelve R&D institutes with and OAO "Siberian Power Engineering Center", a management company;
- OAO "Volgaenergoproekt-Samara Volga Area Electric Power Engineering Company", which was formed through merger of three R&D institutes with and into OAO "Volgaenergoproekt-Samara Volga Area Electric Power Engineering Company".

The reform of the R&D sector seeks to create a competitive advantage of the power industry's scientific organizations over the research institutes of allied industries, institutes of the Russian Academy of Sciences, and the foreign companies developing technologies for the electricity industry.

In this connection, the business strategy of the STCs in 2004 was determined by the following factors:

- expansion of the services provided and introduction of new investment products;
- implementation of large turnkey investment projects covering a complete cycle of work-from research, exploration, and development to project commissioning;
- improvement of the quality of R&D products and services based on the international quality standards;
- cost reduction;
- maintenance of the workforce potential;
- improvement of organizations' financial position and creation of an effective system of incentives for the personnel.

MARKET DEVELOPMENT

Launch of Transitional Wholesale Market for Electricity and Capacity

Pursuant to Decree of the Government of the Russian Federation dated October 24, 2003 "On Wholesale Electric Power (Capacity) Market Rules of the Transitional Period", a free trading sector was launched within the Federal Wholesale Electric Power (Capacity) Market (FOREM) in the European part of Russia and the Urals area effective 1 November 2003. Participants of the wholesale market of the transitional period began working in a completely different environment in terms of pricing (in the free trading sector), dispatching/control, and power consumption planning. In the free trading sector, the volumes and purchase and sale prices are determined in an auction conducted by the Administrator of the Trading System on a day-ahead basis for each hour of the upcoming day. The market participants independently determine the prices in their bids submitted to the auction and bear financial responsibility for the choice of an adequate market strategy.

An important innovation introduced in the wholesale electricity (capacity) market of the transitional period was independent planning by participants of their own hourly consumption for each hour of the upcoming day. Simultaneously, the participants were made financially responsible for deviations of the actual volumes of hourly electricity consumption/generation from the planned day-ahead level. This became a strong incentive for precise forecasting of the market participants' own hourly consumption and execution of the System Operator's commands given in real time.

Functioning of the Wholesale Electricity (Capacity) Market in 2004

Throughout 2004, the wholesale electricity (capacity) market – both the free trading sector of the wholesale market and the entire system – were developing steadily in accordance with the forecasts.

During the year, the competitive electricity pricing mechanisms were refined for the free trading sector of the wholesale electricity marketplace of NP "Administrator of Trading System".

As expected, in 2004, most free trading sector participants capable of competition adapted themselves to the market environment. They worked out an optimal strategy for price bids and offers, which enabled them to receive the maximum benefit from the purchase/sale of electricity at non-regulated prices. This is evidenced by the price dynamics observed in the free trading sector throughout the year.

Moreover, in 2004 consumers were able to improve the accuracy of planning their own hourly consumption day-ahead of the real time.

REFORM PLANS FOR 2005-2006

In 2005-2006, OAO RAO "UES of Russia" plans to take the following actions to implement and further develop the decisions of the Russian Government on the reform of the electricity sector:

Restructuring of Regional Energos

It is planned to complete the restructuring of the regional energos in accordance with the "basic" scenario, take decisions on reforming the energy systems included in the interconnected energy system in the Far East, isolated energy systems, and energy systems which have their own peculiarities.

Creation of New Participants of the Energy Sector

Wholesale Generation Companies (WGCs)

By now, all seven WGCs have completed their registration with the authorities (the state registration of OAO "WGC-4" took place on 4 March 2005, OAO "WGC-9" on 9 March 2005, OAO "WGC-6" on 17 March 2005, and OAO "WGC-1" on 23 March 2005). The plans for 2005-2006 include finalizing the establishment of the WGCs and consolidation of their subsidiaries via share exchange.

Territorial Generation Companies (TGCs)

In 2005-2006, it is planned to register all TGCs with the authorities and continue implementation of the TGC restructuring plans approved by the Board of Directors of OAO RAO "UES of Russia".

OAO "UES FGC" (ITCs, TCc)

After the launch of efforts to consolidate the transmission companies, it is planned that the UNEG facilities owned by the transmission companies (TCs) will be handed over for use to OAO "UES FGC" with effect from 2006, and a transmission tariff will be set for OAO "UES FGC". The merger of TCs with and into the ITCs is expected in the second quarter of 2006.

Interregional Distribution Companies (IDCs)

On 3 March 2005, OAO "Urals and Volga IDC" based in Yekaterinburg was registered with the state authorities. State registration of OAO "Siberia IDC" is scheduled to be completed in 2005.

Later on, the shares of the distribution companies spun off from regional energos will be paid as consideration for the additional shares in the relevant IDCs, the IDCs' subsidiaries will be consolidated through share exchange. Registration of the additional share issues of all IDCs is expected in Q4 2005, except for OAO "Siberia IDC", which will register its share issues in Q1 2006. Minority shareholders of the DCs will also be invited to exchange their shares for additional shares in the IDCs.

OAO "UES SO-CDA"

OAO "UES SO-CDA" is expected to complete, by the end of 2006, the buy-out of the RDA property currently leased from the companies spun off from regional energos.

Scientific and Technological Complex

The key goals of the restructuring of the scientific and technological complex for the year 2005 are further improvement of the financial position and costs reduction at research entities, completion of their internal transformation, bringing their organizational structures into line with the target model, and raising the market value of the newly established companies.

Reform of OAO RAO "UES of Russia"

Before year-end 2005, it is expected that the necessary resolutions will be taken by the relevant ministries and agencies of the Government of the Russian Federation on the procedure and methods for restructuring OAO RAO "UES of Russia". The implementation of these resolutions is scheduled for late 2006, after all restructuring efforts are completed at the SDCs and new companies are set up.

Prospects of the Wholesale Electricity (Capacity) Market

On 1 May 2005, a transitional wholesale electricity (capacity) market (the "5-15%" model) was launched in Siberia. Preparations for the launch of a competitive balancing market are expected to take place in autumn 2005.

This market will replace the existing deviations sector of the wholesale market, eliminating the latter's weaknesses.

***Reform of the Regulated Sector of* the Wholesale Electricity (Capacity) Market**

It is planned that, in 2006, the existing regulated wholesale market is to be transformed into a market based on regulated bilateral (direct) contracts. Deviations from the volumes indicated in the regulated bilateral contracts are expected to be sold in the competitive sector of the wholesale market.

Organization of Trading in Systemic Services

In 2006, a market for systemic services is expected to be established. This market will become a one of the most efficient and effective instruments (mechanisms) for maintaining the required level of reliability and proper quality of functioning of the unified energy system.

Organization of Capacity Trading

It is planned that both electricity and capacity will be traded on the wholesale market beginning in 2006. Capacity may be viewed as a separate product or a service which represents energy suppliers' readiness to make available their generating capacity. The procedure for payment of capacity charge is to ensure a short-, medium-, and long-term reliability of functioning of the Unified Energy System of Russia, effective reproduction of generating capacity and adequate signals for attracting investments.

Prospects of the Retail Electricity (Capacity) Market

The launch of the transitional retail electricity market is scheduled for 2006.

On the retail market, competition among the power suppliers, which are the key retail market players, will be ensured by the following factors:

▷ choice of a "correct" pricing model for retail consumers;

▷ availability of convenient payment terms;

▷ calculation of payment amounts and billing, and payment collection (billing & collecting);

▷ quality representation of consumers' interests in relationships with the grid company, System Operator, and other market participants;

▷ availability of ancillary services.



Energy of RELATIONSHIPS

PRODUCTION

GENERATION

In 2004, 70% of all electricity in Russia was generated by the power plants of RAO "UES of Russia" Holding Company.

Electricity Production

In 2004, the installed capacity of the power plants of the RAO "UES of Russia" Holding Company remained unchanged year-on-year at 156,400 MW. 980,100 kW of new generation capacity was put into operation at the Holding Company's power plants in 2004, including hydropower unit No. 3 at the Bureyskaya HPP of 300 MW, and the power units at the Sochinskaya TPP and Tyumenskaya CHPP-1 of 78 MW and 220 MW, respectively.

In 2004, the power plants of the Holding Company generated 651.9 billion kWh, of which 521.4 billion kWh was produced by thermal power plants, and 130.5 billion kWh by hydroelectric power plants. The electricity output by the Holding Company's entities grew 2.5% on 2003, which is higher than the growth rate of electricity generation throughout Russia.

INSTALLED CAPACITY OF POWER PLANTS, thousand MW

	2002	2003	2004
Total in the Russian Federation	**214.9**	**216.0**	**216.7**
TPPs	147.4	148.1	148.4
HPPs	44.8	45.2	45.6
NPPs	22.7	22.7	22.7
Total in RAO "UES of Russia" Holding Company	**155.3**	**156.4**	**156.4**
TPPs	121.0	121.7	121.4
HPPs	34.3	34.7	35.0

SHARE OF RAO UES ENTITIES IN ELECTRICITY GENERATION IN RUSSIA, %

	2002	2003	2004
Share of the Holding Company in electricity generation in Russia	69.3	69.4	70.0
Share of the Holding Company's TPPs in electricity generation in Russia	86.1	85.6	85.6
Share of the Holding Company's HPPs in electricity generation in Russia	68.9	73.0	73.8
Share of NPPs in electricity generation in Russia	15.7	16.2	15.4
Share of isolated power plants in electricity generation in Russia	4.3	4.5	4.6

95% of the increase in electricity production by the Holding Company was ensured by the hydropower plants.

Over the past three years, the share of the Holding Company in the electricity production rose to 70.0% in 2004. The most notable increase was in the share of the Holding Company's HPPs, which accounted for 73.8% of the total amount of electricity generated by hydropower plants in Russia.

Among the largest regional energos, the highest growth in electricity production was achieved by OAO "Chelyabenergo", OAO "Tyumenenergo", OAO "Lenenergo", and OAO "Orenburgenergo", while OAO "Mosenergo", OAO "Kuzbassenergo", OAO "Khabarovskenergo", and OAO "Samaraenergo" generated less electricity than in 2003.

Among the federally-owned thermal power plants, the Severo-Zapadnaya CHPP ("North-Western CHPP"), Kirishskaya TPP, Pechorskaya TPP, Pskovskaya TPP, Stavropolskaya TPP, and Gusinoozerskaya TPP had the biggest increase in electricity production in 2004. The highest increase among the hydropower plants was achieved by the Bureyskaya HPP, Verkhnevolzskie HPPs Cascade, Nizhegorodskaya TPP, Zhigulevskaya TPP, and Sayano-Shushenskaya HPP.

2004 saw a continued trend towards increase in electricity output per employee of the Holding Company. Last year, this figure was 1.348 GWh/person, up 17.9% on 2003.

CHANGES IN ELECTRICITY GENERATION, billion kWh


– Russian Federation
– Holding Company
1,000
900
800
700
600
500
400
300
200
100
891.3
617.4
916.3
635.8
930.7
651.9
2002
2003
2004

CHANGES IN ELECTRICITY GENERATION BY HOLDING COMPANY'S TPPS AND HPPS, billion kWh


– TPPs of Holding Company
– HPPs of Holding Company
600
500
400
300
200
100
504.3
113.1
520.6
115.2
521.4
130.5
2002
2003
2004

ELECTRICITY GENERATION BY FEDERAL POWER PLANTS, million kWh

Power plant	2002	2003	2004
Berezovskaya TPP-1	6,035.2	7,558.4	6,197.2
Cherepetskaya TPP	2,692.8	2,527.1	2,363.3
Experimentalnaya TPP (Nesvetay TPP)	411.4	415.1	328.5
Gusinoozerskaya TPP	4,006.5	2,944.5	3,039.9
Kharanorskaya TPP	1,550.1	1,765.9	1,703.5
Kirishskaya TPP	3,583.9	3,907.2	5,445.5
Konakovskaya TPP	8,013.3	6,415.7	6,317.6
Kostromskaya TPP	10,501.6	12,438.8	11,955.5
Krasnoyarskaya TPP-2	2,293.4	3,932.3	3,066.1
Nevinnomysskaya TPP	6,037.0	5,880.5	5,627.8
Novocherkasskaya TPP	7,034.8	7,361.5	7,300.3
Permskaya TPP	11,191.7	13,634.1	12,966.4
Pechorskaya TPP	3,187.3	3,116.3	3,267.8
Primorskaya TPP	5,530.8	5,516.6	5,155.9
Pskovskaya TPP	2,179.0	1,460.5	1,528.6
Ryazanskaya TPP	8,004.6	6,657.2	6,564.8
Severo-Zapadnaya CHPP ("North-Western CHPP")	2,376.7	2,382.0	3,429.3
Stavropolskaya TPP	9,522.0	8,454.8	8,812.7
Troitskaya TPP	5,483.4	5,721.7	5,873.1
Total electricity generated by federal TPPs	**96,051.6**	**103,069.5**	**101,023.7**
Bureyskaya HPP	0.0	541.3	1,984.1
Nizhegorodskie HPP	1,331.7	1,328.7	2,267.8
Saratovskaya HPP	5,916.8	5,864.2	6,225.8
Sayano-Shushenskaya HPP	18,677.3	23,770.0	25,378.9
Sulakenergo	600.8	627.5	729.4
Verkhnevolzskie HPPs Cascade	903.2	907.8	1,805.4
Volzhskaya HPP	12,540.4	12,499.9	13,016.3
Zelenchukskie HPPs	175.3	192.3	190.4
Zeyskaya HPP	4,135.6	4,054.0	4,146.9
Zhigulevskaya HPP	10,288.7	10,533.7	11,289.4
Total electricity generated by federal HPPs	**54,569.8**	**60,319.4**	**67,034.4**
Total	**150,621.4**	**163,388.9**	**168,058.1**

ELECTRICITY GENERATION BY MAJOR REGIONAL ENERGOS, million kWh

	2002	2003	2004
OAO "Chelyabenergo"	8,490.9	8,900.3	11,468.7
OAO "Khabarovskenergo"	8,039.6	8,159.8	7,674.0
OAO "Kuzbassenergo"	27,184.6	24,878.1	22,780.3
OAO "Lenenergo"	16,709.6	12,421.2	13,454.3
OAO "Mosenergo"	71,184.7	75,127.5	72,655.0
OAO "Orenburgenergo"	13,397.9	13,864.9	14,280.1
OAO "Samaraenergo"	13,503.2	14,007.1	13,718.3
OAO "Sverdlovenergo"	36,895.2	38,886.2	38,920.8
OAO "Tyumenenergo"	63,441.0	68,314.6	69,999.6

Heat Generation

In 2004, the Holding Company's entities produced 465.8 million Gcal of heat, which accounts for 32.3% of the total amount of heat supplied to consumers in the Russian Federation, showing virtually no change from the previous year.

HEAT GENERATION BY ENTERPRISES OF RAO "UES OF RUSSIA" HOLDING COMPANY

	2002	2003	2004
Heat produced by the Holding Company's entities, million Gcal	469.8	468.8	465.8
Share of the Holding Company in total heat generation, %	32.4	32.4	32.3

HEAT GENERATION BY MAJOR REGIONAL ENERGOS, thousand Gcal

	2002	2003	2004
OAO "Chelyabenergo"	11,955.6	11,574.6	11,649.9
OAO "Khabarovskenergo"	13,728.4	13,430.5	13,375.2
OAO "Kuzbassenergo"	14,402.7	14,653.6	14,233.5
OAO "Lenenergo"	25,456.7	23,122.5	21,671.4
OAO "Mosenergo"	72,494.5	73,276.6	70,510.0
OAO "Orenburgenergo"	9,824.4	9,649.8	9,060.0
OAO "Samaraenergo"	24,981.6	25,474.0	25,759.6
OAO "Sverdlovenergo"	24,906.9	24,952.9	25,348.4
OAO "Tyumenenergo"	12,258.8	12,463.3	12,923.6

FUEL MIX OF RAO "UES OF RUSSIA" HOLDING COMPANY'S POWER PLANTS, %

a – natural gas **b** – coal
c – fuel oil **d** – other fuels


a | 70.6
b | 25.6
c | 3.1
d | 0.7

FUEL SUPPLY

In 2004, the fuel savings at the enterprises of RAO "UES of Russia" Holding Company amounted to 733,000 tonnes of standard fuel.

In 2004, energy companies were able to maintain uninterrupted fuel supply, which made it possible to accumulate the required coal and fuel oil inventories in the preparation for the 2004/2005 autumn-winter peak load. As at 1 January 2005, the coal inventories throughout the Holding Company amounted to 14.1 million tonnes, and fuel oil inventories made 3 million tonnes, which was slightly above the targets set for that date.

In 2004, the Holding Company's power plants purchased fuel worth RUB227,242.6 million, including coal worth RUB52,977.3 million, fuel oil worth RUB15,178.1 million, and natural gas worth RUB159,087.2 million. Payments for fuel totalled RUB229,944.7 million (taking into account the repayment of the restructured debts of previous years), including RUB53,522.9 million in payments for coal deliveries, RUB16,054.5 million for fuel oil, and RUB160,367.3 million for natural gas.

As the Holding Company's power plants exceeded the required coal and fuel oil inventories on 1 January 2004 and, accordingly, reduced the consumption of these fuels, the purchases of coal and fuel in 2004 declined by 11.9% and 28.8%, respectively, compared to 2003.

The amount of fuel bills paid in 2004 grew 0.5% on 2003, with payments of coal and fuel oil bills increasing 4.9% and 3.0%, respectively. As at 1 January 2005, the debt owed for fuel amounted to RUB7,454.9 million, a decrease of RUB2,766.4 million, or 27.1% from 1 January 2004. Throughout the Holding Company, the savings from competitive fuel procurement reached RUB1.7 billion in 2004.

FUEL INVENTORIES, SUPPLIES, AND CONSUMPTION AT OAO RAO "UES OF RUSSIA", 2004

	Inventories as at beginning of period	Supplies	Consumption	Inventories as at end of period
Coal, thousand mt	16,910	98,157	101,200	13,867
Fuel oil, thousand mt	3,129	5,189	5,258	3,060
Gas, million m³		139,686	139,686	

The share of natural gas in the mix of fuels consumed by the Holding Company's power plants in 2004 rose by 2.7 percentage points on 2003, to 70.6% The shares of coal and fuel oil in the fuel mix dropped in 2004 by 1.8 and 0.9 percentage points to 25.6% and 3.1%, respectively.

OAO RAO "UES of Russia" takes part in the activities of Non-profit Partnership "Gas Market Coordinator". The Company's representatives sit on the Partnership's Supervisory Board and Working Groups of its Expert Committee. Pursuant to the terms and conditions adopted by the Federal Antimonopoly Service of Russia, OAO RAO "UES of Russia" participates in the approval of standard forms of contracts for the supply of coal by OAO "Siberian Coal Energy Company" (SUEK) to power plants.

The fuel efficiency of the Holding Company's TPPs continued to grow in 2004. The specific fuel consumption in 2004 was 334.1 g/kWh for electricity and 144.8 kg/Gcal for heat supplied, down 1.2 g/kWh and 0.3 kg/Gcal respectively on 2003.

As at year-end, the fuel savings at the Holding Company's entities amounted to 733,000 tonnes of standard fuel (tsf), including 573,000 tsf on electricity generation, and 160,000 tsf on heat generation. This became possible owing to the improved equipment performance and a better electricity and heat generation structure.

REPAIRS AND MAINTENANCE

In 2004, the Holding Company's energy enterprises fully implemented their repair programmes on all groups of capital equipment. During the year, repairs were carried out on generators with a combined capacity of 35,500 MW, power boilers with a total steam capacity of 150,600 t/h, hot-water boilers with a total heat capacity of 8,500 Gcal/h; 677 km of district heating pipelines were replaced.

Timely completion of equipment repairs made it possible to prepare the Holding Company's facilities for the autumn/winter peak load. All 903 energy installations scheduled for inspection received readiness certificates for the 2004/2005 autumn-winter period.

Efforts were made to develop competition in the power equipment repair and maintenance sector, introduce highly effective methods of equipment repair and enhance the quality of services provided. The share of contracted repairs grew in 2004 to 64% of the overall volume, reaching 68% in H2 2004. The share of materials, works, and services procured through competitive process in the total volume of purchases for repair and maintenance purposes increased in 2004 by 15 percentage points to 79%.

OPERATION OF THE UES OF RUSSIA

The Unified Energy System of Russia is the world's largest energy pool comprising a nationwide system of power plants and power girds united by a common production process and a centralized dispatch/control system.

In 2004, the Unified Energy System operated steadily and without systemic failures. Energy companies fulfilled their obligations under contracts for electricity supply to domestic consumers and counterparties in the former Soviet Republics and beyond.

Since 2001, the Unified Energy System of Russia operated 100% of calendar time at the standard AC frequency. The efforts to improve the frequency control quality allowed the AC frequency in the energy pool of Russia, the CIS and Baltics to be maintained throughout 2004 within the standard established by the West European energy pool, UCTE (50.00±0.05 Hz).

The peak load on the power plants in the Russian Federation was on 23 December 2004, with the AC frequency of 50.02 Hz, the outdoor temperature of -12.9°C (0.1°C higher than the long-term average temperature and 8.9°C lower than in 2003). The peak load was 141.6 million kWh, up 2.2% on 2003.

In 2004, the UES of Russia worked in parallel with the energy systems of Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Latvia, Lithuania, Moldova, Mongolia, and Ukraine. The energy systems of the Central Asia – Uzbekistan, Kyrgyzstan, and Tajikistan – operated parallel with the UES of Russia via Kazakhstan's energy system. Finland's energy system, which is part of the Nordic countries' energy pool, NORDEL, worked in parallel with the UES of Russia via the Vyborg conversion plant. Electricity from Russia's power grid was supplied to some areas of Norway and China.

The superior body of dispatching management of the UES of Russia is OAO "System Operator – Central Dispatch Administration of the Unified Energy System", together with the Integrated Dispatch Administrations (IDAs) and Regional Dispatch Administrations (RDAs) performing the following functions:

- forecasting and ensuring a balance between electricity generation and consumption;
- day-to-day control of operational processes;
- use of automated control of normal and emergency operations;
- planning and taking action to ensure the required reserve of capacity for loading and deloading the power plants;
- prevention and liquidation of emergencies in energy systems and the entire UES.

Besides, in 2004, OAO "UES SO-CDA" was involved in addressing the strategic goals of long-term optimization of operations, taking into account the requirements of other industries:

- forecasting of consumption of capacity and electricity;
- development of balances of capacity and electricity;
- determination of the transfer capability of the power grid of the UES of Russia;
- development of mechanisms and operating schedules to be used during special periods of the year (autumn-winter peak load, flood period, etc.), and change of the existing schedules in connection with commissioning of new facilities and enlargement of the number of energy systems operating in parallel.
- resolution of the entire range of issues relating to enhancing the reliability of power supply and electricity quality, implementation and improvement of dispatching techniques and automated systems for controlling the regular and emergency operation.

As provided by the international treaties, OAO "UES SO-CDA" is responsible for organizing and coordinating parallel operation of the UES of Russia and the energy systems of other countries. In 2004, an inspection was carried out to check the feasibility of using the 330-KV transmission lines linking the IES of Ukraine and the IES of Belarus – the line between the Chernigov and Gomel, and the line from the Chernobyl NPP and Mozyr. This work was undertaken within the framework of activities of the Commission for operational and technological coordination of parallel work of the CIS and Baltics' energy systems and was intended to increase reliability of parallel operation of the UES of Russia and the energy systems in the CIS countries and the Baltics. The launch of these transmission lines will increase efficiency of the energy systems in the European part of the UES of Russia interconnected with the energy systems of Belarus, Ukraine, and the Baltic Republics, and ensure reliable power supply in the Kaliningrad Region after Lithuania's Ignalina NPP is shut down.

ECONOMY

TARIFF POLICY

In 2004, the electricity rates grew 11.4%, which was lower than the country's inflation rate.

In 2004, the tariff policy of OAO RAO "UES of Russia" underwent serious changes. On the suggestion of OAO RAO "UES of Russia", the Russian Government adopted Decree No. 1754-r of 1 December 2003 On the Programme of Changing the Level of State Regulated Prices (Tariffs) in the Electricity Industry. Pursuant to this Decree, the Federal Tariffs Service approved the maximum and minimum tariffs for end consumers for the years 2004-2006 for each region of the Russian Federation.

This document established, for the first time, a long-term "band" within which the electricity and heat tariffs for Russian consumers may change. Another innovation was the establishment of threshold levels for tariff change based on the dynamics of macroeconomic indicators taking into account the specifics of the energy sector (such as fuel prices, volume of investments, etc.).

ELECTRICITY TARIFFS AND INFLATION DYNAMICS, %

☐ – tariff growth for electricity supplied by the Holding Company's energy providers ☐ – inflation



200
180
160
140
120
184.4
136.5
124.0
142.3
120.2
128.5
118.6
126.4
115.1
117.1
112.0
111.7
111.4
100.2
1998
1999
2000
2001
2002
2003
2004

CHANGES IN PRICES (on 1998)*



– fuel price index ■ – manufactured products price index
□ – price index for electricity and heat supplied by energy providers
times
8
7
6
5
4
3
2
1
1.0
2.3
1.7
1.2
3.6
2.2
1.7
3.7
2.4
2.2
4.6
2.9
2.7
4.7
3.2
3.2
7.7
4.1
3.6
1998
1999
2000
2001
2002
2003
2004

** The figures received by multiplying the annual price indices published by Russia's State Statistics Committee*

SUPPLY TARIFFS FOR MAIN CONSUMER GROUPS

Indicators	Unit of measurement	Tariff, December*			
		2002	2003	2004	Dec 2004/Dec 2003, %
Electricity tariffs					
Average tariff for internal consumers	kopecks/kWh	64.90	75.96	84.59	**111.4**
Tariffs for industrial and equivalent consumers with connected load of over 750 kW	kopecks/kWh	68.15	77.33	83.09	107.4
Tariffs for population (including VAT)	kopecks/kWh	55.12	70.86	83.13	117.3
Tariffs for population (excluding VAT)	kopecks/kWh	45.97	58.94	70.39	119.4
Heat tariffs					
Average tariff	RUB/Gcal	232.35	260.36	302.38	116.1
Tariff for industrial consumers	RUB/Gcal	248.68	274.93	306.00	111.3
Tariff for housing organizations	RUB/Gcal	244.88	241.14	300.27	124.5
Consumer price growth	%				**111.7**
Growth of manufactured products prices	%				128.3
Growth of fuel and energy products prices	%				164.7

** as reported*

CHANGES IN ACTUAL AVERAGE ELECTRICITY AND HEAT TARIFFS OF (EX. VAT) IN THE HOLDING COMPANY, 2004

☐ – electricity, kopecks/kWh ☐ – heat, RUB/Gcal


RUB/Gcal
kopecks/kWh
305
300
295
290
285
280
275
270
265
88
86
84
82
80
296.72
297.87
295.69
295.32
294.15
288.16
281.18
278.80
285.07
293.20
301.85
302.38
82.44
84.44
83.24
83.89
83.13
83.98
83.04
83.07
83.29
83.42
84.23
84.59
January February March April May June July August September October November December

CHANGES IN TARIFFS FOR HOUSEHOLDS AND INDUSTRIAL CONSUMERS (EX. VAT) IN 2004 (on 2003)

☐ – *tariff increase for industrial consumers, 750 kVA or more* ☐ – *tariff increase for households*


120
115
110
105
106.0
109.4
109.3
111.4
111.7
113.1
117.0
117.6
114.6
114.4
114.7
119.4
102.4
108.4
106.3
107.3
105.7
107.8
105.1
105.1
106.3
106.2
107.6
107.4
January February March April May June July August September October November December

CHANGES IN AVERAGE ANNUAL TARIFFS FOR ELECTRICITY AND HEAT SUPPLIED TO CONSUMERS (EX. VAT), BY INDIVIDUAL ENERGY COMPANIES

Regional energos	**Electricity tariff, kopecks/kWh**				**Heat tariff, RUB/Gcal**			
	2002	**2003**	**2004**	**2004/ 2003, %**	**2002**	**2003**	**2004**	**2004/ 2003, %**
OAO "Krasnoyarskenergo"	34.05	38.24	38.78	101.4	256.39	306.92	302.09	98.4
OAO "Kuzbassenergo"	44.42	51.90	56.27	108.4	180.45	235.01	264.39	112.5
OAO "Lenenergo"	66.16	77.73	86.45	111.2	258.71	286.61	329.37	114.9
OAO "Mosenergo"	62.25	81.44	99.79	122.5	236.76	292.86	347.23	118.6
OAO "Nizhnovenergo"	62.57	85.23	91.04	106.8	194.46	227.00	290.28	127.9
OAO "Orenburgenergo"	60.93	71.05	79.74	112.2	172.48	222.03	263.44	118.7
OAO "Permenergo"	65.89	75.57	83.14	110.0	183.15	222.03	261.38	117.7
OAO "Samaraenergo"	57.09	76.98	85.36	110.9	163.73	204.32	239.98	117.5
OAO "Sverdlovenergo"	52.16	58.60	67.79	115.7	161.79	179.02	210.45	117.6
OAO "Tverenergo"	78.93	100.37	115.63	115.2	179.85	215.64	262.56	121.8
OAO "Tyumenenergo"	57.82	71.48	73.49	102.8	125.99	179.02	193.09	107.9
OAO "Chelyabenergo"	65.76	79.91	92.42	115.7	144.24	172.66	213.20	123.5

As a result of introduction of this new tariff policy, the growth of electricity tariffs slowed down, with the tariff growth (11.4%) lagging behind the actual inflation rate in Russia (11.7%).

The introduction of long-term tariff regulation gave the energy enterprises of RAO "UES of Russia" Holding Company, including those established in the course of restructuring, precise points of reference to be used in their business operations, which made it possible to reduce the risks connected with uncertainty of the tariff policy during the transitional period, and to determine the possible avenues for cutting costs for the next three years. The establishment of long-term tariffs brings certain benefits to end consumers, too, as it facilitates long-term planning of their own activities and reduces financial risks owing to the stable macroeconomic dynamics.

However, implementation of the tariff policy based on long-term regulation is complicated by the lack of a comprehensive and consistent state pricing policy and the influence of the regional regulators:

- pursuant to the Federal Law "On State Regulation of Electricity and Heat Tariffs in the Russian Federation", electricity and heat tariffs are set on an annual basis. The need to review the tariffs previously set for 2005-2006 reduces the effect of the long-term tariff regulation;
- long-term tariff regulation is impossible with fuel prices changing rapidly. For instance, in 2004, the price of natural gas was set at a level much higher than the projected price used in the calculation of energy tariffs. The amount of earmarked investments was also increased compared to the anticipated one. The actual inflation index rarely stays within the projected band, usually exceeding it by 1.5%-2%;
- a significant part of the regional regulatory authorities refused to cut cross-subsidization by raising the tariffs for households at a faster-than-expected rate. In 2004, the total amount of cross-subsidization remained virtually unchanged at RUB68.7 billion (exclusive of VAT).

In December 2004, the actual increase of electricity and heat tariffs averaged 11.4% on December 2003, while the average prices in Russia's industry grew 28.3%, and the fuel industry prices increased by 64.7%

Overall, in 2004, the actual electricity rate for households, taking into account the utility payment benefits valued at RUB12.6 billion, was 66.58 kopecks per kWh (exclusive of VAT), while for large industrial consumers the actual rate was 82.43 kopecks per kWh. This means that, in 2004, the electricity tariffs for households were still lower than those established for industrial consumers. The latter had to bear the bulk of the burden of cross-subsidization, despite the fact that the electricity tariffs for households grew at a higher rate in 2004 than the industrial consumers' tariffs.

The slow reduction in cross-subsidization had a significant influence on the resolutions taken with respect to such new aspect of tariff policy as the establishment of tariffs for the companies set up in the course of corporate restructuring. The Company, in conjunction with the Federal Tariffs Service of Russia, developed a procedure for taking decisions on tariffs and balances, which was made available to the regional regulators to assist them in making tariff decisions in their respective regions. In 2004, tariff and balance decisions were taken for five regional energos.

In general, the increase in electricity tariffs in 2004 was carried out in an orderly manner. In January 2005, the energy tariffs were adjusted, in full or in part, for 68 regional energos of the Holding Company. The tariffs for consumers of OAO "Taymyrenergo" were not reviewed. As a result, the approved average tariff for regional energos grew 11.4% for electricity and 14.3% for heat.

The establishment of economically sound electricity tariffs and costs reduction efforts at the Holding Company's regional energos led to reduction in the number of loss-making or marginally profitable energy companies. The number of loss-making regional energos declined from nine in 2003 to six in 2004.

The regional energos' operating margin, taking into account grants and subsidies, was 11.1% compared to 8.41% in 2003, with the profit margin for electricity production making 14.69% (11.74% in 2003) and for heat generation minus 1.66% (compared to minus 3.09% in 2003).

Regulation of Tariffs on the Wholesale Electricity (Capacity) Market

The tariffs set for 32 federal power plants for the year 2004 were approved by the Federal Energy Commission (FEC) of Russia, and are to be introduced in a step-wise fashion. The average increase in electricity tariffs for these power plants in 2004 was 11.4% on 2003, with the TPP tariffs rising 12.6% and the HPP tariffs going up by 9.7%.

In 2004, 30 federal power plants were profitable and 2 were loss-making. At OAO "Experimentalnaya TPP", the profit margin for electricity was minus 16.4%, and at OAO "Troitskaya TPP" the corresponding figure was minus 0.6%. On the average, the actual profitability of the federal power plants was 19.1%, including 13.5% for the TPPs and 58.2% for the HPPs.

In 2004, the average tariff for electricity supplied by the federal power plants to the wholesale electricity (capacity) market rose 12.9% on 2003 to 41.30 kopecks per kWh (including 58.11 kopecks per kWh supplied by TPPs, and 17.20 kopecks per kWh supplied by HPPs, an increase of 10.9% and 38.6%, respectively).

CHANGES IN AVERAGE ANNUAL TARIFFS FOR ELECTRICITY SOLD ON WHOLESALE MARKET, kopecks/kWh

	2002	2003	2004
TPPs	40.74	52.39	58.11
HPPs	6.14	12.41	17.20
Total federal power plants	**27.25**	**36.59**	**41.30**

Regulation of Fees for the Services of Infrastructure Organizations (OAO RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA").
In 2004, the subscription fee for the services provided by OAO RAO "UES of Russia", as approved by the FEC of Russia, amounted to RUB45.26 per thousand kWh, down 12.7% on the previous year. As a result of the reforms being implemented in the Holding Company, the operating component of the subscription fee (including taxes) declined by 12.4% in 2004. The amount of the investment component during the year under review remained virtually unchanged compared to 2003, declining by a mere 0.3%.

At the same time, the tariff for OAO "UES SO-CDA" rose to RUB8.79 per thousand kWh in H1 2004 and RUB8.94 per thousand kWh in H2 2004, a 4.9-fold increase from RUB1.82 per thousand kWh in 2003. This was due to the fact that the RDA operating expenses are now included in the expenses of OAO "UES SO-CDA".

In 2004, the tariff for OAO "UES FGC" increased 21% from RUB31.35 per thousand kWh in 2003 to RUB37.88 per thousand kWh in H1 2004, and to RUB38.07 per thousand kWh in H2 2004.

On the whole, in 2004, the aggregate subscription fee, taking into account the cost of services provided by all infrastructure organizations, was RUB92.27 per thousand kWh, an increase of 8.5% from RUB85.02 per thousand kWh in 2003, which was below the inflation rate in the country.

SALES RESULTS

The sales revenue of the Holding Company's entities increased in 2004 by 12.9%; whereas the gross profit grew by 23.8% on 2003.

In 2004, the regional energos' sales revenue grew RUB83.8 billion, or 15.0%, compared to 2003, whereas the sales of AO-power plants rose RUB10.6 billion, or 16.3%. The regional energos' electricity sales revenue were up RUB62.0 billion (or 14.2%), and those of AO-power plants grew by RUB8.9 billion (or 15.8%).

A major part of the total sales revenue of the Holding Company's regional energos came from the nine largest energy sys-

SALES RESULTS*, billion RUB

Indicators	Total			Electricity			Heat		
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Regional energos of the Holding Company									
Revenue from sale of goods, products, works, and services	474.0	560.3	644.1	366.3	437.4	499.4	88.2	101.9	116.8
Costs**	438.9	519.0	583.8	331.3	394.8	441.9	91.1	107.1	121.5
Gross profit	35.1	41.3	60.3	35.0	42.6	57.7	-2.9	-5.2	-4.7
AO-power plants of the Holding Company									
Revenue from sale of goods, products, works, and services	45.8	64.9	75.5	39.1	56.2	65.0	1.1	2.95	3.04
Costs**	42.2	55.5	63.9	35.7	47.5	54.5	1.2	2.6	2.47
Gross profit	3.6	9.4	11.6	3.4	8.7	10.5	-0.1	0.35	0.57
TOTAL for regional energos and AO-power plants of the Holding Company									
Revenue from sale of goods, products, works, and services	519.8	625.2	719.6	405.4	493.6	564.5	89.3	104.9	119.8
Costs**	481.1	574.6	647.7	367.0	442.4	496.4	92.3	109.7	123.9
Gross profit	38.7	50.6	71.9	38.4	51.2	68.0	-3.0	-4.8	-4.1

* *total amount according to the Russian Accounting Standards*
** *exclusive of administrative and selling expenses*

tems*. For instance, the increase in the sales revenue at regional energos in 2004 compared to 2003 was to a great extent (RUB42.0 billion, or 52.5% of the total increase) ensured by such large energy systems as OAO "Mosenergo" (increase of RUB19.7 billion), OAO "Tyumenenergo" (RUB5.33 billion), OAO "Sverdlovenergo" (RUB5.14 billion), OAO "Lenenergo" (RUB3.6 billion), OAO "Samaraenergo" (RUB3.0 billion), OAO "Permenergo" (RUB2.94 billion), and others.

In 2004, the expenses of regional energos and AO-power plants grew 12.7% on 2003, which was lower than the sales growth (15.1%). The expenses of regional energos grew at a slower rate (12.5%) than those of the AO-power plants (15.0%), which was chiefly due to the increase in fuel prices (especially for natural gas), which account for a greater part of expenses of TPPs.

All companies of RAO "UES of Russia" Holding Company are actively working to reduce production costs. Owing to the costs reduction efforts and increase in revenues, the gross profit of the regional energos and AO-power plants grew in 2004 by RUB21.3 billion to RUB71.9 billion, up 42.1% on 2003, of which amount the regional energos accounted for RUB60.3 billion (or 83.9% of all revenues) and AO-power plants for RUB11.6 billion.

LARGEST REGIONAL ENERGOS IN TERMS OF SALES REVENUES*

Indicators	**Total**			**Electricity**			**Heat**		
	2002	**2003**	**2004**	**2002**	**2003**	**2004**	**2002**	**2003**	**2004**
Revenue from sales of goods, products, works, and services, billion RUB	199.1	247.0	289.0	150.8	188.6	223.1	41.6	49.9	55.6
share the of total for regional energos, %	42.0	45.5	46.4	41.2	44.4	46.0	47.2	51.3	50.5
share of the total for regional energos and AO-power plants, %	38.3	39.5	41.4	37.2	38.2	40.6	46.6	49.8	49.1
Total expenses, billion RUB	179.6	223.8	256.4	132.1	165.8	190.8	41.1	51.3	58.0
share of the total for regional energos, %	40.9	44.5	45.4	39.9	43.1	44.4	45.1	50.4	50.4
share of the total for regional energos and AO-power plants, %	37.3	38.9	40.8	36.0	37.5	39.4	44.5	49.1	49.4
Total gross profit, billion RUB	19.5	23.2	32.6	18.7	22.8	32.3	0.5	-1.4	-2.4

* *OAO "Krasnoyarskenergo", OAO "Kuzbassenergo", OAO "Lenenergo", OAO "Mosenergo", OAO "Permenergo", OAO "Samaraenergo", OAO "Sverdlovenergo", OAO "Tyumenenergo", OAO "Chelyabenergo"*



Energy of SPACES

ELECTRICITY AND HEAT MARKETS

WHOLESALE MARKET

In 2004, 323 billion kWh of electricity was sold on the wholesale electricity (capacity) market, of which 83.8% was sold in the regulated sector and 16.2% in the free trading sector. As at year-end 2004, the share of the free trading sector amounted to 9% of the total electricity output in the European part of Russia and the Urals.

Results of the Free Trading Sector

The free trading sector of the wholesale electricity (capacity) market was launched on 1 November 2003 in the European part of Russia and the Urals.

Over 2004, the number of trading participants in this sector grew from 28 (16 buyers, 11 sellers, and 1 participant acting both as buyer and seller) to 94 (46 buyers, 22 sellers, and 26 participants acting both as buyers and sellers). The trading volume rose nearly 30-fold from 1,848.9 million kWh in 2003 to 52,360.2 million kWh in 2004.

Subsidiaries and dependent companies of OAO RAO "UES of Russia" purchased 47,564.5 million kWh of electricity in 2004, which represents 93.5% of all energy purchases by participants in this sector. At the same time, the SDCs of OAO RAO "UES of Russia" sold 31,707.3 million kWh in this sector, or 60.6% of the total volume of sales.

During the first months of operation of the free trading sector, the suppliers of the sector received, in accordance with the Rules of the wholesale market of the transitional period, full payment of the capacity in the regulated sector. This factor, along with the voluntary nature of participation in the free trading sector, determined the price threshold used to decide whether it is advisable for the sector's buyers to submit price bids at the level equal to the tariff for purchasing electricity in the regulated sector.

However, on 1 January 2004, the terms of payment for capacity changed. The buyers were offered a choice between paying for capacity in the regulated sector at one-part tariffs, which include the cost of both electricity and capacity, or in the free trading sector at equilibrium prices. In view of these factors, buyers began to submit much higher price bids, close to the one-part tariff, which brought about a price increase in the free trading sector. However, these prices still were much lower compared to the one-part tariffs: in 2004, the average weighted price of electricity in the free trading segment was RUB482.7 per MWh, which is RUB20 (or 4%) lower than the average weighted one-part tariff for electricity purchase. All SDCs of OAO RAO "UES of Russia" whose price bids were selected through a competitive process, received an overall positive economic effect from participating in the free trading sector in 2004. The SDCs of OAO RAO "UES of Russia" that are sellers/buyers in this sector, earned RUB5.5 billion and RUB6 billion, respectively, on the sale/purchase of electricity.

In 2004, a system of registration of execution and settlement of bilateral purchase/sale contracts was successfully functioning in the free trading sector. 84% of the bilateral contracts made in the sector in 2004 were concluded by the SDCs of OAO RAO "UES of Russia". The volume of bilateral contracts made by the SDCs of OAO RAO "UES of Russia" to sell electricity in the free trading sector amounted to 2.9 billion kWh, or 6% of the total volume of electricity sales in this sector. The volume of bilateral contracts made by the SDCs of OAO RAO "UES of Russia" to purchase electricity in this sector amounted to 3.4 billion kWh, which accounts for 7% of electricity purchases by all participants of the sector.

Results of the Regulated Sector

In 2004, the regulated sector of the wholesale electricity market had 223 participants. The share of this sector in the aggregate volume of the regulated sector and the free trading sector declined from 98% in December 2003 to 80% in December 2004 due to the development of the market's free trading sector. The electricity (capacity) sales in the regulated sector amounted to 270.6 billion kWh, down 14% on 2003. The reduction in the sales volume was observed in all groups of suppliers.

The SDCs of OAO RAO "UES of Russia" accounted for 55.4% of the overall supplies on the regulated market.

In 2004, the electricity sales by the thermal and hydroelectric power plants of the Holding Company in the regulated sector declined to 60.5 billion kWh from 79.8 billion kWh in 2003. However, the TPPs and HPPs accounted for about a half of all electricity (capacity) supplied to this sector.

STRUCTURE OF REGULATED SECTOR OF WHOLESALE ELECTRICITY (CAPACITY) MARKET

GOVERNMENT OF THE RUSSIAN FEDERATION

List of Wholesale Market Participants

TOTAL: 223 PARTICIPANTS*

Federal Tariffs Service of Russia

WHOLESALE MARKET SUPPLIERS

Thermal power plants – 12 (20**)
Hydroelectric power plants – 12 (12**)
Regional energos with excess generation – 3 (2**)
Regional suppliers – 3
ZAO "INTER RAO UES"
GK "Rosenergoatom" (including 9 NPPs)
Nuclear power plants (2) (Siberian Chemical Integrated Plant, OAO "Priargunskoe Production Mining and Chemical Association")

ORGANIZATIONS PROVIDING SERVICES ON WHOLESALE ELECTRICITY MARKET

NP "ATS"
OAO "UES FGC"
OAO "UES SO-CDA"
ZAO "CDR FOREM"
OAO RAO "UES of Russia"
GK "Rosenergoatom"

WHOLESALE MARKET BUYERS

Regional energos – 68:
- Regional energos with insufficient generation – 56 (55*)
- Self-balancing entities – 12 (11*)
Major consumers – 42
Electricity retailers – 67
ZAO "INTER RAO UES"

* participants in 2004 (4 participants belong to two groups simultaneously)
** SDCs of OAO RAO "UES of Russia"

Tariffs for wholesale market participants

Sellers

Buyers



a | 42%
b | 30%
c | 23%
d | 3%
e | 2%

a – NPPs **b** – TPPs **c** – HPPs **d** – imports
e – regional energos and regional retailers



a | 80%
b | 14%
c | 6%

a – regional energos **b** – large consumers
c – exports

ELECTRICITY PURCHASED IN REGULATED SECTOR OF WHOLESALE ELECTRICITY (CAPACITY) MARKET, billion kWh

Energy areas	**2002**	**2003**	**2004**		**2004/2003, %**
			Total	**SDCs of OAO RAO "UES of Russia"**	
Center	101.1	103.7	92.3	75.9	-11.0
North-West	32.3	37.4	29.7	28.8	-20.6
Volga area	23.4	23.4	10.9	9.6	-53.4
South	31.6	32.3	30.1	25.5	-6.8
Urals	38.5	35.0	26.7	20.5	-23.8
Siberia	38.9	42.9	44.6	36.6	4.0
East	9.9	10.4	11.0	11.0	5.8
Total	**275.7**	**285.1**	**245.3**	**207.5**	**-14.0**

ELECTRICITY SUPPLIES BY CONSUMER GROUP, 2004, %

a – NPPs **b** – SDCs of OAO RAO "UES of Russia"
c – independent suppliers



a|55.4
b|43.6
c|1.0

Electricity supplies by the regional energos with excess generation declined by 52%, and their share of the sales in the sector made a mere 2%. Despite the fact that nuclear power plants reduced their sales of electricity (capacity) in the regulated market sector significantly in 2004, by 17.9%, NPPs remained the major suppliers in that sector, accounting for 42% of sales.

In 2004, the buyers in the sector purchased 261.4 billion kWh, of which 245.3 billion kWh were purchased by entities based in the Russian Federation. The purchases in the sector for the purpose of electricity exports in 2004 made 6% of the total volume of purchases.

In 2004, regional energos made 80% of all purchases in the regulated sector, while the share of large consumers amounted to 14%.

The SDCs of OAO RAO "UES of Russia" purchased 207.5 billion kWh of electricity in the regulated sector of the market, which represents 85% of the total volume of purchases in the sector. The increase in the volume of purchases occurred only in the IES of Siberia and the Far East, which did not trade in the free trading sector, while in the other regions of Russia there was a decline in the amount of electricity purchased in the regulated sector in 2004.

The price rise in the regulated sector was due to the fact that the Federal Tariffs Service increased the tariffs for all groups of suppliers, reflecting the real costs of electricity generation and capacity maintenance.

Results of the Deviations Sector

Participants of the regulated sector of the wholesale market in the corresponding price zone became participants of the deviations sector.

The amount of electricity bought/sold in the deviations sector is calculated as a difference between the planned hourly volumes determined one day ahead of the actual time, and the actual hourly volumes of electricity consumed or generated. Depending on the reason for the deviation from the preliminary schedule, the deviation may be classified as having an "own initiative" status, if it was initiated by the participant, or as having an "external initiative" status, if the reason was beyond the participant's control. The deviations sector participant is fined for any "own initiative" actions, and is rewarded for the "external initiative" ones.

On the whole, in 2004, the increase and decrease, on the participant's own initiative, in electricity generation compared to the day-ahead volume, the SDCs of OAO RAO "UES of Russia" trading in the regulated sector stayed within the norm (2% of the planned generation volume). This suggests that the sector participants have been able to adapt themselves adequately to the new rules of the wholesale market.

On the average, the reduction of the planned hourly generation of electricity by the SDCs of OAO RAO "UES of Russia" participating in the sector due to an "external initiative" was slightly above the norm at 2.86%. At the same time, the increase in generation due to an "external initiative" was, on average, within the normal range during the year.

In 2004, the exceeding by the SDCs of OAO RAO "UES of Russia" taking part in the wholesale market of their day-ahead hourly electricity consumption volumes due to "own initiative" was, on average, within the normal range, 2% of the planned volume, whereas the annual average decrease in the day-ahead hourly volumes of electricity consumption due to "own initiative" was slightly above the norm, making 2.16%, which confirms the high level of adaptation of the SDCs of OAO RAO "UES of Russia" for hourly consumption planning.

The volumes of electricity referred to deviations, due to "external initiative", of the hourly volumes of participants' consumption from the planned volumes, were on the average, within the norm (up to 2% of the planned volume).

RESULTS OF OPERATIONS OF SDCs OF OAO RAO "UES OF RUSSIA" IN DEVIATIONS SECTOR, 2004

Indicator	**External initiative**		**Own initiative**	
	volume increase	volume decrease	volume increase	volume decrease
Share of planned volume of generation, %	1.61	2.86	0.51	0.71
Cost, million RUB				
Liabilities		2,675.10		3,386.40
Claims	3,288.10		421.40	
Deviations in consumption				
Share of planned volume of consumption, %	0.30	0.02	1.04	2.16
Cost, million RUB				
Liabilities	254.00		3,143.10	
Claims		86.70		4,955.20

RETAIL MARKET

In 2004, the regional energos of RAO "UES of Russia" supplied 592.2 billion kWh of electricity and 414.6 million Gcal of heat to consumers.

In 2004, the supply of electricity to domestic retail consumers was up 0.3% on 2003, whereas the heat supply remained unchanged.

The greater part of the electricity sold on the retail market was consumed by the manufacturing sector, which accounted for 48% of the total amount of electricity sold in 2004. The housing and utilities sector entities consumed 13%, transport and telecommunications companies 12%, and the population 8% of the retail electricity consumed during the year. Heat consumption was dominated by the housing and utilities sector organizations, which accounted for 42% of the total consumption, and industrial consumers, which consumed 29% of heat.

ELECTRICITY SALES

The main objectives of the energy sales activity at RAO "UES of Russia" Holding Company in 2004 were to ensure reliable and uninterrupted power supply to consumers who timely pay for their current consumption and observe schedules of energy arrears repayment, to reduce the accounts receivable, and to organize operation of the Holding Company's energy retail units in a reform environment.

In 2004, the collection of consumer payments owed for the electricity and heat supplied by the Holding Company's energy units amounted to 100% of the current charges.

During the period under review, the regional electricity suppliers were trying to ensure timely payment by problem consumers of their electricity and heat bills. Energy suppliers also established cooperation with regional and municipal authorities in order to ensure that sufficient allocations needed to pay energy bills are made in the respective budgets.

In order to reduce the accounts receivable, enterprises of OAO RAO "UES of Russia" together with consumer debtors are working to take an inventory of debts, to determine their liquidity, and to restructure the major part of the debts owed to the Company. These efforts made it possible to reduce the arrears of electricity and heat bills owed by consumers by 9.8%.

The Holding Company's energy enterprises have programmes in place to reduce power losses; the companies are monitoring implementation of these programmes and are taking steps to improve electricity and heat metering practices and modernize the metering equipment in the networks and power sources.

As a measure to enhance the quality of services provided to electricity consumers, the regional energy companies of RAO "UES of Russia" Holding Company developed and implemented in 2004 programmes to introduce billing for household consumers. Also, the SDCs of OAO RAO "UES of Russia" are implementing automated billing systems covering all aspects of sale of electricity and

ELECTRICITY SUPPLIES BY CONSUMER GROUP, 2004

a – manufacturing industry **b** – housing and utilities sector
c – transport and telecoms **d** – households
e – agriculture **f** – construction
g – other



a|48
g|15
b|13
c|12
d|8
e|3
f|1

CONSUMERS OF ENERGY PRODUCED BY THE HOLDING COMPANY'S ENTITIES, 2004

Consumers	**Electricity**		**Heat**	
	total billion kWh	%	total, million Gcal	%
Industry	289.10	100.0	120.75	100.0
including:				
fuel industry	71.97	24.9	28.73	23.8
ferrous metallurgy	37.00	12.8	2.71	2.2
non-ferrous metallurgy	56.47	19.5	9.81	8.1
chemistry and petrochemistry	27.86	9.6	34.54	28.6
machine-building and metal-working industries	35.89	12.4	16.65	14.8
forest industry, pulp and paper industry	8.91	3.1	3.48	2.9
building materials industry	13.16	4.6	1.98	1.6
light industry	3.90	1.3	2.15	1.8
food industry	8.90	3.1	2.08	1.7
other industries	25.04	8.7	18.62	15.5

heat supply services, settlement of accounts with industrial and household subscribers, including:

- administration of electricity supply contracts;
- maintaining records of consumer subscribers and their personal accounts, including a history of tariff changes, benefits, and other relevant details;
- preparing the necessary documents stating the amount of energy consumed;
- automation of settlement of accounts in respect of the electricity and heat consumed, including automated processing of bank statements and reports;
- a flexible, multi-factor analysis of energy supply services provided and payments for such services.

HEAT SUPPLIES BY CONSUMER GROUPS, 2004

a – housing and utilities sector **b** – manufacturing industry
c – households **d** – transport and telecoms
e – agriculture **f** – construction
g – other


a|42
b|29
g|19
c|7
d|1
e|1
f|1

FOREIGN MARKETS

Exports

In 2004, OAO RAO "UES of Russia" practically completed the transfer of its electricity export/import contracts to ZAO "INTER RAO UES".

ZAO "INTER RAO UES" was established as a subsidiary of OAO RAO "UES of Russia", which holds a 60% stake in the company, and another major player on the Russian electricity market, Rosenergoatom Concern (40%). Today, ZAO "INTER RAO UES" is the only electricity export/import operator in the country.

In 2004, OAO RAO "UES of Russia" and ZAO "INTER RAO UES" exported a total of 18.8 billion kWh of electricity, down 1.9 billion kWh, or 9.2%, on 2003. Such a reduction in exports was due to the fact that the price for electricity purchase on the OREM, Russia's wholesale electricity market, set in 2004 by the Federal Tariffs Service of Russia made Russian electricity uncompetitive on the markets of some CIS and Baltic countries, which purchased less electricity from Russia. The key condition for electricity exports in 2004 was full and timely payment for the energy supplied.

The electricity export revenues in 2004 totalled USD459.90 million.

In 2004, ZAO "INTER RAO UES" exported 9,973 million kWh of electricity under contracts (compared to 7,918 million kWh in 2003 and 849 million kWh in 2002) for a total value of USD244.74 million.

ELECTRICITY EXPORTS BY OAO RAO "UES OF RUSSIA" AND ZAO "INTER RAO UES", million USD

Export destination	2002	2003	2004
Former USSR republics	124.65	156.65	143.20
Other countries	179.66	328.65	316.70
Total	**304.31**	**485.30**	**459.90**

Exports to the CIS Countries

Azerbaijan

Throughout 2004, the UES of Russia and Azerbaijan's energy system continued their parallel operation. Electricity exports to Azerbaijan amounted to 1,058.77 million kWh. Further increase in exports is hampered by insufficient transfer capability of the cross-border transmission lines.

Belarus

The Republic of Belarus is potentially a major consumer of Russian electricity among the CIS countries. However, in 2004, electricity exports to this country amounted to 1,510.94 million kWh, down 1,158.51 million kWh on 2003. The increase in electricity exports to Belarus is restricted by the high prices of electricity purchased on the OREM and limited effective demand of Belarussian customers.

Georgia

In 2004, electricity exports to Georgia totalled 798 million kWh, a decrease of 68 million kWh from 2003.

Kazakhstan
In 2004, exports of electricity to Kazakhstan amounted to 2,226 million kWh, which represents an increase of 433 million kWh compared to the previous year.

Moldova
Electricity exports to the Republic of Moldova in 2004 amounted to 917.8 million kWh, up 39.1 million kWh from the 2003 level.

Ukraine
Exports to Ukraine in 2004 made 25.2 million kWh. Besides, in 2004 Russian electricity was supplied to the Republic of Moldova via Ukraine's transmission lines.

Exports to Non-CIS Countries

China
In 2004, exports of Russian electricity to China doubled on the previous year to 338.48 million kWh. However, the possibility of increasing electricity exports to that country is limited by the lack of the relevant infrastructure.

Latvia
In 2004, just like in 2003, due to the high water inflow in the Daugava River and increased generation by Latvia's hydro power plants, there was a lower demand for Russian electricity from the local enterprises. As a result, electricity exports to Latvia declined to 689.92 million kWh.

Norway
Before 2003, a mere 0.07-0.09 million kWh of electricity was exported annually to Norway through 0.4 kV lines to provide power to Norwegian frontier posts. In 2003, ZAO "INTER RAO UES" started electricity supplies through the 154-kV transmission line from the Borisoglebskaya HPP in Russia to the Kirkenes Substation in Norway. As a result, electricity exports to Norway in 2004 rose to 188.18 million kWh.

Finland
After the third 400-kV transmission line linking the Vyborgskaya Substation in Russia and the Kiumi substation in Finland was put into operation, the capacity of the cross-border transmission line increased to 1,400 MW, as a result of which electricity supplies to Finland rose strongly to 10,786 million kWh in 2004.

Today, Finland is a major buyer of Russian electricity, accounting for over 50% of the total electricity exports from the Russian Federation.

Imports
In order to improve the cost balance of Russia's wholesale electricity (capacity) market, OAO RAO "UES of Russia" considers it necessary to import electricity from the CIS countries where wholesale supply prices are lower than in Russia.

In 2004, Russia imported 11.46 billion kWh of electricity, of which 10.28 billion kWh were sold on the domestic market. Of the total volume of imports, 5.29 billion kWh (51.5%) were purchased by OAO "Yantarenergo" and OAO "Omskenergo". Part of the excess electricity imported in Q4 2004 was sold in the free trading sector of the wholesale electricity (capacity) market.

ELECTRICITY IMPORTS BY OAO RAO "UES OF RUSSIA" AND ZAO "INTER RAO UES", million kWh

	2002	2003	2004
Kazakhstan	2,518.65	4,999.37	7,083.93
Latvia	–	–	214.44
Lithuania	2,326.79	2,389.14	3,908.91
Ukraine	–	–	250.60
Total	**4,845.44**	**7,388.51**	**11,457.88**

Kazakhstan
In 2004, Russia imported 7,084 million kWh of electricity from Kazakhstan. This made it possible to maintain uninterrupted power supply to consumers in the areas of the Russian Federation areas bordering on Kazakhstan, and to deliver cheaper imported electricity to Russia's domestic market.

Lithuania
Electricity imported from Lithuania was supplied to consumers in the Kaliningrad Region, which helped deliver reliable power to this area suffering from energy shortages and reduce the amount of Russian electricity transit from the OREM via the energy systems of the Baltic Republics and the Republic of Belarus.



Energy of CREATION

INVESTMENTS AND INNOVATIONS

RESULTS OF INVESTMENT OPERATIONS

In 2004, OAO RAO "UES of Russia" put into operation hydropower unit No.3 was at the Bureyskaya HPP, and two power units at the Sochinskaya TPP.

The actual spending on capital investments projects throughout RAO "UES of Russia" Holding Company in 2004 totalled RUB110.5 billion in current prices, a 39% increase on 2003 (in terms of current prices).

The amount of funds disbursed in 2004 under the investment programme financed by OAO RAO "UES of Russia" totalled RUB20.17 billion, up RUB3.74 billion compared to 2003. The overall amount of investments in 2004, including those made by OAO "UES FGC" and OAO "UES SO-CDA", was RUB40.37 billion.

ACTUAL SPENDING ON CAPITAL INVESTMENT, 2002-2004
(billion RUB in current prices)

Holding Company



120
110
100
90
80
70
60
50
40
45.2
56.9
79.2
110.5
2001
2002
2003
2004

OAO RAO "UES of Russia",
OAO "UES FGC", OAO "UES SO-CDA"



45
35
25
15
5
12.70
17.10
25.70
40.37
2001
2002
2003
2004

In November 2004, hydropower unit No. 3 of 300 MW was put into operation at the Bureyskaya HPP. As at 1 January 2005, the output capacity of the three hydropower units in operation amounted to 670 MW. The power plant has a designed capacity of 2,000 MW. In 2005, it is planned to commission hydropower unit No. 4 of 333 MW, raise the dam level to 248 metres, and build a turbine hall for the four unit sections.

In December 2004, OAO RAO "UES of Russia" completed the construction of the first and second power units at the Sochinskaya TPP, Krasnodar Kray, with a combined generating capacity of 78 MW. Construction of this TPP is critical for overcoming the electricity shortages in the city of Sochi, improving the reliability of electricity supply to consumers, and ensuring power supply to the local tourist area, Krasnaya Polyana.

In 2004, OAO RAO "UES of Russia" carried out construction and installation work at the Kaliningradskaya CHPP-2. This power plant with the rated capacity of 900 MW, will be especially important for ensuring energy security of the Kaliningrad Region, as in connection with the planned shutdown of the Ignalina NPS, Lithuania, the issue of ensuring reliable energy supply to consumers in the Russian enclave is

COMMISSIONING OF GENERATION CAPACITY AT RAO "UES OF RUSSIA" HOLDING COMPANY

	2002	2003	2004
Turbine capacity, MW	640.4	2,087.9	980.1
of which:			
projects funded by RAO "UES of Russia"	146.7	442.7	378.0
projects involving re-equipment and renovation	472.2	855.1	357.5
Steam boilers (commissioned separately), t/h	2,060.0	800.0	160.0
Hot water boilers, Gcal/h	180.0	15.1	121.0

becoming especially important. The launch of power unit No. 1 at the Kaliningradskaya CHPP-2 is scheduled for November 2005.

In 2004, the actual spending under the capital investment programmes of the regional energos and AO-power plants amounted to RUB62.40 billion and RUB7.7 billion, respectively. The generating capacity put into operation in 2004 amounted to 980.1 MW (of which 378 MW was built using the Company's funds), including 36 power units at thermal power plants and 8 at hydroelectric power plants. A steam boiler with a steam output of 160 mt/h and two water boilers with a combined capacity of 121 Gcal/h were put into service.

INVESTMENT PROSPECTS

The 2005 Investment Programme of OAO RAO "UES of Russia" approved by the Russian Government provides for RUB17.38 billion in allocations, or RUB26.6 billion, if we take into account the depreciation and borrowed funds in the amount of RUB8.5 billion.

With strict tariff restrictions, the Company made every effort to protect the 2005 Investment Programme, which is funded with centrally allocated investment resources. Pursuant to Resolution of the Government of the Russian Federation No. 19 dated 19 January 2004 On Approval of Rules for Coordination of Investment Programmes of the Natural Monopoly Entities in the Electricity Industry, Investment Programmes were drafted for OAO RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA". The financing of the Investment Programme of OAO RAO "UES of Russia" will focus on the projects nearing the start of production:

- Bureyskaya HPP, with the project to complete the dam, raising it to the height of 265 metres;
- Kaliningradskaya CHPP-2;
- Irganayskaya HPP;
- Zelenchukskaya HPP;
- Ivanovskie PGU.

In addition, the Investment Programme of OAO RAO "UES of Russia" provides for the financing of the project to build the Nizhne-Cherekskaya HPP, Boguchanskaya HPP, Zaramagskie HPPs in a scope that makes it possible to preserve these plants and ensure their environmental safety. After these power plants are transferred for management to OAO "HydroWGC", the construction work will be fully financed with own and borrowed funds of OAO "HydroWGC".

One of the factors critical to the timely completion of the construction and commissioning of the energy facilities at large hydropower plants under construction, such as the Bureyskaya HPP and Irganayskaya HPP, is timely preparation of the inundation areas for reservoir impoundment to the target level. For these purposes, the draft Investment Programme 2005 of OAO RAO "UES of Russia" provides funds for the development of the inundation area of the Irganayskaya HPP and Bureyskaya HPP in the amount of RUB450 for each of the power plants.

Moreover, the 2005 Investment Programme of OAO RAO "UES of Russia" allocates RUB400 million in funds to resume the construction at the Sangtuda HPP in the Republic of Tajikistan in accordance with the international agreements.

INVESTMENT PROGRAMME OF RAO "UES OF RUSSIA" HOLDING COMPANY FOR YEAR 2005

	billion RUB
Total for RAO "UES of Russia" Holding Company	**127.5**
of which:	
OAO RAO "UES of Russia"	26.6
Regional energos	58.8
AO-power plants	12.7
OAO "UES FGC"	27.7
OAO "UES SO-CDA"	1.7

In 2005, about 2,364.7 MW of turbine capacity is planned to be put into service throughout the Holding Company, with 783 MW to be financed with the investment funds of OAO RAO "UES of Russia" – power unit No.1 at the Kaliningradskaya CHPP-2 (450 MW) and power unit 4 at the Bureyskaya HPP (333 MW).

RESEARCH, DEVELOPMENT, AND DEPLOYMENT

The scientific and technological policy of RAO "UES of Russia" Holding Company is aimed at raising production efficiency, reduce costs, create conditions for stable development of the unified energy system, and maintaining energy, industrial, and environmental security. Specialists of the business units and scientific research institutes of RAO "UES of Russia" Group developed the Concept of Technological Policy of the Holding Company, which was approved by the Management Board of OAO RAO "UES of Russia" on 11 April 2005. This document is intended to improve the quality of engineering and technological solutions in the implementation of investment projects, modernization and re-equipment of energy facilities.

A radical solution, which dramatically increases the efficiency of thermal power plants and their competitiveness on the electricity and capacity market, is the broad adoption of combined-cycle gas turbines (CCGT), which will raise the efficiency of power units to 51%-54%, and in the future, up to 60%, while minimizing emissions to the atmosphere, curbing the TPPs' increasing demand for natural gas, improving the power plants' environmental performance, dramatically cutting capital spending on new construction and technical upgrade.

In 2004, the first Russian-made combined-cycle gas turbine GTU-110 was put into trial operation at the Ivanovskaya TPP. Such highly-efficient turbine generators will be used as a basis for binary and single-shaft combined-cycle power plants PGU-325 and PGU-170, which are intended for the upgrade of the Holding Company's power plants and replacement of power units that have reached the end of their useful life. Other power units put into operation include a combined-cycle gas turbine unit PGU-220 at the Tyumenskaya CHPP-1 and two combined-cycle gas turbine units with a combined capacity of 78 MW at the Sochinskaya TPP. Work is underway on the project to build the Kaliningradskaya CHPP-2, which will use the advanced combined-cycle technology. OAO "Mosenergo" launched a project to install a combined-cycle gas turbine unit MES-60 at one of its power plants, CHPP-28. The new power unit will help achieve better fuel efficiency and environment performance through utilizing steam injected gas turbines (STIG), which raises the specific efficiency of the power unit and reduces the content of hazardous substances in the flue gases. The power plant also uses steam cooling of high-temperature parts of the combustion chamber and the gas turbine blades.

Work was continued at some operational thermal power plants of OAO "Kuzbassenergo", OAO "Mosenergo", OAO "Orenburgenergo", and at the Kostromskaya TPP, Ryazanskaya TPP, Kashirskaya TPP-4, Tyumenskaya CHPP-1, Kirishskaya TPP aimed at modernizing boilers in order to improve their reliability and economic efficiency, reduce emissions to air, which will boost the competitiveness of these power plants.

In today's economic environment, it is increasingly important to broadly implement new generation metering and control systems, automation equipment based on microprocessor devices and technologies using advanced software and hardware tools, which ensures reliable, efficient and economical management of all operational processes of technological equipment. Along these lines, efforts to develop and implement automated process control systems were continued at the following thermal power plants: Surgutskaya TPP-1, Surgutskaya TPP-2, Kostromskaya TPP, Konakovskaya TPP, Lipetskaya CHPP-2, etc.

As a response to the challenges of the market which imposes increasingly strict demands on the quality of electricity and heat metering and control, regional energos, AO-power plants, research and development organizations, and installation and finishing firms of OAO RAO "UES of Russia" continued their efforts to implement automated energy monitoring and control systems (for electricity and heat) at electricity enterprises. In 2004, such systems, which are already working in many regional energos and AO-power plants, were introduced at OAO "Tomskenergo", OAO "Orenburgenergo", OAO "Barnaulenergo", OAO "Konakovskaya TPP", etc.

In a market environment, the issues of power-frequency control in energy systems become paramount. With that purpose, some power plants took steps to ensure their participation in power-frequency control. Specifically, automated frequency and power control systems were installed at Power Units 4 and 8 of the Konakovskaya TPP; OAO "Kubanenergo" implemented an equipment complex for automated load-shedding at Power Unit No. 3 at the Krasnodarskaya CHPP used for primary frequency control; microprocessor units for collective control of power and frequency were installed at the Ust-Khantayskaya HPP and Kureyskaya HPP of OAO "Taymyrenergo".

An important milestone in addressing the issue of normalizing voltage, especially in 220-500 kV electricity networks, and their maximum adaptation to market conditions was the installation at the CHPP-27 of OAO "Mosenergo" of a Russian-made 320 MW asynchronous turbo generator, which makes it possible to regulate the reactive power in a wider range than conventional synchronous turbo generators.

The need to organize a market for electricity and capacity in Russia and the rapid technological progress make energy companies take a different approach to the development of small-scale power generation using non-conventional renewable sources of energy. Aware of this, OAO RAO "UES of Russia" provides financing to scientific research and development on renewable energy sources, including design and pre-design work for generation projects using geothermal, wind, and tidal power. The Kislogubskaya Tidal Power Plant of OAO "Kolenergo" completed the installation of a hydraulic unit with a Russian-made orthogonal turbine, which exceeds its foreign counterparts in terms of performance (efficiency of up to 70%) and is much cheaper. In the Kaliningrad Region, which now has a wind farm of 5.1 MW capacity, a feasibility study is being conducted for a 50 MW offshore wind farm. The first phase was completed to design a "wind/diesel power system" with a revolutionary control system, which helps make maximum use of the wind flow and reduce diesel fuel consumption by up to 40% – a factor that is especially important for the areas of Russia's extreme north. In the Kamchatskaya Region, studies are underway to explore the feasibility of installation of Power Unit No. 4 at the Verkhne-Mutnovskaya GeoTPP with a binary cycle (capacity of 6.5 MW) and develop a project to use geothermal energy for district heating in the Yelizovsky District of the region.

The Strategic Goals of International Cooperation Pursued by OAO RAO "UES of Russia" are as Follows:

▷ the Company's participation, on a parity basis, in the principal political, economic and social entities, international cooperation institutions and agencies (primarily those located in Eurasia);

▷ participation in advancing the general political, economic and social objectives of development relating to energy strategy at the global, regional, national and corporate levels, jointly with other energy majors (including those in the CIS countries and the Baltics, countries of the Northern, Central, Southern and Western Europe, Asia and other regions of the world);

▷ shaping the Company's foreign policy taking into account the economic and technological priorities of RAO "UES of Russia" development and the need to protect its interests at the national, sectoral, and corporate levels.

Strategic Goals of International Cooperation:

▷ attracting foreign investments in the development and modernization of Russia's electricity industry;

▷ cooperation in the area of technical innovations, creation of new technologies, adoption of technologies from abroad, and addressing environmental issues in the energy sector;

▷ development of trade in electricity and power equipment;

▷ synchronization of the energy systems of Russia, the CIS, and the Baltic republics with the Northern and Western European energy pools;

▷ establishment and development of a competitive market for electricity and capacity;

▷ harmonization of the Russian and international regulatory frameworks for the electricity industry;

▷ selection and training of managers and experts to ensure adequate participation in the activities of the administrative and technological bodies at international organizations, participation in international research programmes, work of international commissions on the development and implementation of energy projects;

▷ information analysis and monitoring of the state of affairs in the foreign energy sector.

Membership in International Organizations and Participation of Company's Representatives in International Events

The Company is a member (full or associated) in the following international organizations:

▷ e7;

▷ World Energy Council (WEC);

▷ Conseil Internationale des Grandes Reseaux Electriques a Haute Tension (CIGRE);

▷ BALTREL - Baltic Ring Electricity Co-operation Committee;

▷ Union of the Electricity Industry - EURELECTRIC;

▷ International Chamber of Commerce (ICC);

▷ Russo-British Chamber of Commerce;

▷ CIS Electric Power Council (CIS EPC);

▷ World Economic Forum (WEF).

OAO RAO "UES of Russia" cooperates with other large international organizations and associations, in which it does not have membership: International Energy Agency (IEA), Union pour la Coordination du Transport de Electricite (UCTE), Commission Internationale des Grandes Barrages (CIGB), International Association of Hydraulic Research (IAHR).

International Cooperation Projects

One of the most important projects is the synchronous interconnection between the energy systems of the east and west of Eurasia. Today, the establishment of interconnection between the UES/IES and the UCTE is viewed as one of the top priority goals in relationships between the Europe, the CIS and the Baltic Republics. On 19 April 2005, OAO RAO "UES of Russia" and the UCTE signed in Brussels an Agreement on Cooperation in the Preparation of a Feasibility Study on Synchronous Interconnection of the Energy Systems in the Western, Central, and Southern Europe with the UES of Russia and the energy systems of the CIS and Baltic states, which operate in parallel with the UES.



Energy of GOAL

COMPANY'S FINANCE

FINANCIAL MANAGEMENT AND FINANCIAL MARKET OPERATIONS

Financial Management

The financial policy of OAO RAO "UES of Russia" is based on financial resources management using a system of budgeting, arrangement of insurance, and implementation of the credit policy.

Since 2004, work has been underway to improve the budgeting system and integrate it with the centralized automated management system of OAO RAO "UES of Russia" bringing together the planning, budgeting, and reporting processes.

In the second half of 2004, the financial management functions of the SDCs of OAO RAO "UES of Russia" were transferred to the Business Units, the newly established divisions within OAO RAO "UES of Russia". The Corporate Center is engaged in the development of financial management methodology for the Holding Company and in overall control over the financial and business operations of the Holding Company's enterprises.

The Board of Directors of OAO RAO "UES of Russia" has approved the Concept for insurance coverage of energy companies' risks. The Concept provides for liberalization of the insurance coverage system at the Holding Company in 2005-2007, the sale of the Company's shareholding in OAO "ASO Leader", an insurance company, and the establishment of a captive insurance broker, OAO "Energozashchita".

The principal document regulating the implementation of the Concept is the Insurance Coverage Standard of OAO RAO "UES of Russia" and its SDCs for the period until 1 January 2008, approved by the Management Board of OAO RAO "UES of Russia". The Standard enables the Holding Company's entities to reduce the insurance costs and avoid unplanned financial expenses.

Significant changes were made to the SDCs' credit policy that had been in effect until 2004. Previously, the credit policy was based on the Methodology for assessment of financial position of the SDCs of OAO RAO "UES of Russia", under which loans may be raised only by the management of financially sound energy companies taking into account the limits established for loan periods and amounts, and the permitted collateral. Financially troubled energy companies were permitted to use overdrafts to fund their day-to-day operations.

As a measure to increase efficiency of the energy systems' current operations, a new Standard for management of the SDCs' debt position was adopted in 2004. The Standard enabled the transition to a more flexible credit policy based on a completely new approach. Instead of the old approach, which used a retrospective analysis of the subsidiary's financial statements to determine credit limits, the new approach is based on the forecasting of financial performance. In addition, the Company switched from managing the payables relating to loans (including bank loans and facilities) to managing the entire debt portfolio (i.e. the aggregate amount of all kinds of debt).

COMPANY'S BORROWINGS*

	Currency	Amount in the currency of loan/debt issue, millions	Date of receipt	Amount outstanding, million RUB**
Bank loans				
European Bank for Reconstruction and Development	EUR	100	10.01.2002	616.31
Other borrowings				
RAO "UES of Russia" bonds, Series R2	RUB	3,000	22.10.2002	3,000.00
Ministry of Finance of the Russian Federation (IBRD loan)	USD	29	04.09.2000	281.53
Total other borrowings				**3,281.53**
Total				**3,897.84**

* *as at 31 December 2004*

** *translation based on the exchange rate as at 31 December 2004*

Approval of the Credit Policy Regulations for the SDCs of OAO RAO "UES of Russia" based on the Standards makes it possible to:

- limit the SDCs' borrowings to the level corresponding to their financial position;
- implement the credit policy based on a pre-determined set of target ratios covering the structure of assets, liabilities, and the cash flow volume;
- raise the independence of the energy companies' management in determining the structure and periods of borrowings, and the kinds of security provided.

Organisation of Financial Market Activities

The key aspects of the Company's operations on the financial markets in 2004 were, as before, management of idle cash and servicing of loans.

In order to regulate the decision-making process at the Company regarding financial market activities, the Company formed a Financial Committee in 2004 to deal with the following issues:

- to take preliminary decisions on the advisability of financial transactions and submit them for approval by the Company's management bodies;
- to approve the methodology for calculating risk exposure limits for credit and financial institutions;
- to approve the risk exposure limits for credit and financial institutions based on the calculations in accordance with the approved methodology;
- to guarantee regular monitoring of the financial market in order to ensure timely review of the established limits.

In 2004, the Company's Financial Committee reviewed the previous Methodology for establishing limits for transactions with counterparty banks. The Methodology is based on a comprehensive assessment of a credit institutions' financial position using various analytical approaches. Investment of idle cash balances is effected in strict accordance with the established limits.

The work of the Financial Committee makes it possible to significantly raise the efficiency and promptness of making decisions and deals in financial markets.

CHANGES IN DEBT PORTFOLIO OF RAO "UES OF RUSSIA" ,%

a – Sberbank loans **b** – RAO "UES of Russia" bonds, Series R2 **c** – EBRD loan **d** – RAO "UES of Russia" bonds, Series R1
e – Ministry of Finance of the Russian Federation (IBRD loan)


a|56
b|17
c|14
d|12
e|1

as at 31 December 2002


b|60
c|34
e|6

as at 31 December 2003


b|77
c|16
e|7

as at 31 December 2004

The profit of OAO RAO "UES of Russia" from idle cash management in 2004 more than doubled on 2003.

In 2004, the Company's credit policy was primarily focused on the provision of surety bonds for its subsidiaries' borrowings. Most surety bonds were issued for the borrowings of the energy companies implementing the top priority investment projects included in the list of most important construction projects and financed with funds earmarked for that purpose by OAO RAO "UES of Russia".

Practically no loans were raised by the Company to finance its current operations, except for a few short-term (three months) borrowings and very short-term overdrafts (for several days). The previously raised loans and issued debt were serviced in strict accordance with the debt service schedules.

Overall, 2004 saw a significant reduction in debt liabilities of OAO RAO "UES of Russia" owing to the repayment of the previously raised loans and issued debt. As a result, the debt service expenses were considerably reduced compared to the previous year.

The Company's financial stability and high standard of financial management is reflected in the positive changes in market prices of its debt securities. Over the two and a half years since the issuance of Series R2 bonds by OAO RAO "UES of Russia", their yields declined to 5.6% from 15% per annum.

Company's Credit Ratings

In November 2004, upon completion of monitoring of OAO RAO "UES of Russia", Standard & Poor's Ratings Services raised its long-term credit rating for the Company to B+ (outlook stable), and affirmed the Company's ruA+ national scale rating.

Also, Interfax Rating Agency in association with Moody's Investors Service, and Expert RA Rating Agency affirmed their ratings previously assigned to the Company and its debt issues.

CHANGES IN THE COMPANY'S BORROWINGS AND DEBT SERVICE, billion RUB


△ – outstanding debt balance, as at year-end △ – debt service costs
20
15
10
5
17.389
3.751
5.026
0.892
3.898
0.677
2002
2003
2004

CURRENT CREDIT RATINGS OF OAO RAO "UES OF RUSSIA"

Rating agency	Company's credit ratings			Rating of corporate debt issues
	International scale		National scale	
Standard & Poor's	B+/stable outlook		ruA+	ruA+
Expert RA				A+
Interfax in association with		Long-term	Aa3 (rus)	Aa3 (rus)
Moody's Investors Service		Short-term	RUS-1	RUS-1

The current credit ratings are high, which suggests that the Company's financial and business performance corresponds to – and their greater part exceeds – the level needed to fully and timely meet of the Company's financial commitments on obligations.

COMPANY'S FINANCIAL RESULTS

The Company's financial position, based on the 2004 financial and business results, is stable.

The Company's revenues from the sale of products, works, and services in 2004 totalled RUB34,460.7 million, a decrease of RUB17,206.0 million or 33.3% from the year-end figure in 2003 (results calculated in accordance with the Russian Accounting Standards).

Such a decline in the sales revenue of OAO RAO "UES of Russia" in 2004 compared to 2003 was primarily due to:

▷ the reduction of the subscription fee by RUB12,119.5 billion (or 31.2%) in connection with establishment of OAO "UES FGC" and OAO "UES SO-CDA" and introduction of separate tariffs for these companies;

▷ termination of the sale of electricity and heat by the Company's branches "Saratovskaya HPP" and "Nizhegorodskaya HPP" after the establishment of OAO "Saratovskaya HPP" and OAO "Nizhegorodskaya HPP", which resulted in a reduction in revenues by RUB1,507.8 million;

▷ reduction in the Company's electricity exports by RUB3,341.1 million (35.3%) due to the transfer of functions of the electricity export-import operator to ZAO "INTER RAO UES".

The reduction of the cost of goods, works and services in 2004 by RUB11,155.7 million compared to 2003 was primarily due to the fact that the Company no longer purchased services from its subsidiary OAO "UES FGC".

The Company's services relating to organizing the operation and development of the UES of Russia accounted for the bulk of the Company's sales in 2004, 77%, which represents an increase of 2.4% on the previous year. The share of electricity exports in total sales declined by 0.5 percentage points compared to 2003.

The cost of services relating to organizing the functioning and development of the UES of Russia (including administrative expenses) in 2004 declined by 17.9 kopecks per RUB1 compared to 2003. The profit from the sale of services in 2004 amounted to RUB23,024.0 million.

Export costs per RUB1 of sales in 2004 went up by 25.5 kopecks; the export

SALES STRUCTURE OF OAO RAO "UES OF RUSSIA"

	Sales, million RUB			Share, %		
	2002	2003	2004	2002	2003	2004
Sales volume	**52,590.9**	**51,666.8**	**34,460.7**	**100.0**	**100.0**	**100.0**
including:						
Subscription fee	40,354.3	38,883.1	26,763.6	76.7	75.3	77.7
Exports	8,799.3	9,475.7	6,134.5	16.7	18.3	17.8
Sale of electricity and heat to domestic consumers	1,735.7	1,507.8	0.0	3.3	2.9	0.0
Sale of other goods, products, works, and services	1,701.6	1,800.2	1,562.6	3.3	3.5	4.5

FINANCIAL HIGHLIGHTS OF OAO RAO "UES OF RUSSIA", million RUB

Indicators	2002	2003	2004	Change (+/-)	2004/2003, %
Sales volume	**52,590.9**	**51,666.8**	**34,460.7**	**-17,260.0**	**66.7**
Cost	-16,948.0	-17,270.0	-6,114.3	-11,155.7	35.4
Selling expenses	-425.7	-277.3	-471.4	194.1	170.0
Administrative expenses	-2,846.0	-3,306.5	-3,629.2	322.7	109.8
Cost of sales	-20,219.7	-20,853.8	-10,214.9	-10,638.9	49.0
Cost per RUB1 of products sold, kopecks	**38.4**	**40.4**	**29.6**	**-10.8**	**73.4**
Profit from sales	**32,371.1**	**30,812.9**	**24,245.8**	**-6,567.1**	**78.7**
Return on sales, %	61.6	59.6	70.4	10.8	
Interest receivable	444.2	1,102.3	1,617.6	515.3	146.8
Interest payable	-3,929.4	-830.9	-714.3	-116.6	86.0
Income from investments	2,124.1	3,600.1	7,596.2	3,996.1	211.0
Operating income and expenses (net)	-2,451.5	3,736.2	4,559.8	823.6	122.0
Non-operating income and expenses (net)	14,775.2	-1,913.1	-1,573.0	-340.1	82.2
Profit before taxes	**44,694.8**	**32,636.1**	**27,232.5**	**-5,403.6**	**83.4**
General profit margin, %	85.0	63.2	79.0	15.8	
Profit tax and other mandatory payments	-13,654.8	-8,056.7	-3,154.4	4,902.3	39.2
Profit on ordinary activities	31,040.0	24,579.4	24,078.2	-501.2	98.0
Extraordinary income and expenses (net)	38.8	25.6	-9.6	-35.2	
Net (undistributed) profit	**31,078.9**	**24,605.0**	**24,068.5**	**-536.5**	**97.8**
Net profit margin, %	59.1	47.2	69.8	22.6	

MANAGEMENT EFFICIENCY ASSESSMENT


△ – profit margin △ – return on sales △ – net profit margin
90
75
60
45
30
15
85.0
61.6
59.8
62.8
59.6
47.2
79.0
70.4
69.8
2002
2003
2004

STRUCTURE OF SALES PROFIT MADE BY OAO RAO "UES OF RUSSIA" BY SOURCE OF REVENUE, 2004 (%)

a – subscription fee
b – electricity exports
c – other


a|94.96
b|2.49
c|2.55

profit margin in 2004 made 10.9% compared to 54.6% in 2003; the profit from electricity exports amounted to RUB604.8 million.

In 2004, the profit from sale of other industrial and non-industrial products, goods, works, and services made RUB617 million.

The overall return on sales at OAO RAO "UES of Russia" in 2004 was 70.4 kopecks per RUB1 of sales revenue, up 10.7 kopecks (or 18.0%) on 2003. The Company posted sales revenues of RUB24,245.8 million.

As compared to the previous year, 2004 saw the following changes:
▷ the loan service costs decreased by RUB116.6 million (or 14.0%);
▷ the income from idle cash investment grew 1.5 times by RUB515.3 million;
▷ the income from investments rose by RUB3,996.1 million (2.1 times);
▷ the loss resulting from the other non-operating expenses exceeding the income decreased by RUB340.1 million, or 17.8%.

The profit from operating and non-operating activities contributed to an increase in sales revenue by RUB2,986.8 million in 2004.

As at year-end, the net profit amounted to RUB24,068.5 million, with the net profit margin increasing by 22.2 kopecks per Ruble of revenues.

AGGREGATE ASSETS STRUCTURE OF OAO RAO "UES OF RUSSIA", 2004 (%)

a – investments in subsidiaries and dependent companies
b – accounts payable
c – fixed assets and construction in progress
d – short-term investments
e – other non-current assets
f – cash
g – other current assets


a | 69.4
b | 16.9
c | 6.5
d | 4.5
e | 1.6
f | 0.6
g | 0.5

FIXED ASSETS STRUCTURE OF OAO "RAO UES OF RUSSIA", 2004 (%)

a – investments in subsidiaries and dependent companies
b – fixed assets
c – construction in progress
d – loans given to other organizations
e – other long-term investments


a | 89.6
b | 5.1
c | 3.2
d | 1.5
e | 0.6

CURRENT ASSETS STRUCTURE OF OAO RAO "UES OF RUSSIA", 2004 (%)

a – accounts receivable
b – short-term investments
c – cash
d – work in progress (inventories)
e – other current assets


a | 74.8
b | 20.0
c | 2.8
e | 1.7
d | 0.7

Description of the Company's Financial Position

The Company's current financial position is characterized by the following dynamics of the key financial indicators.

Assets

As at 31 December 2004, the total assets of OAO RAO "UES of Russia" were valued at RUB335,498.1 million. Over the reporting period, the Company's assets grew by RUB13,469.0 million.

In 2004, the net assets of the Company increased RUB20,360.6 million to RUB313,584.9 million.

The fixed assets and construction in progress as a percentage of total assets went down 6.5 percentage points in 2004 compared to 2003; the share of long-term financial investments in the assets of subsidiaries and dependent companies grew by 5.5 percentage points; the share of current assets in total assets increased by 2.8 percentage points.

2004 saw the following changes in non-current assets compared to 2003:
▷ the share of fixed assets declined by 7.2 percentage points from 12.3% to 5.1% (as a result of the transfer of fixed assets as contribution to subsidiaries' authorized capital);
▷ the share of investments in subsidiaries and dependent companies went up 10.0 percentage points;
▷ an insignificant change in other long-term investments in other entities;
▷ the share of loans granted to subsidiaries declined from 3.8% to 1.5%;
▷ the share of construction in progress decreased by 0.6 percentage points.

The following changes took place in the structure of the current assets of OAO RAO "UES of Russia":
▷ the share of immediate liquidity (cash and marketable securities) in the working capital declined from 25.3% to 22.8%;
▷ the share of accounts receivable increased by 3.9 percentage points;
▷ the share of inventories changed insignificantly and amounted to 0.7%;
▷ the share of Value Added Tax on purchases and other current assets declined from 2.7% to 1.7%.

In absolute terms, the accounts receivable increased by RUB11,520.5 million, including:
▷ the long-term receivables grew RUB13,062.0 (as a result of additional contributions in respect of partnership agreements);
▷ short-term receivables declined RUB1,541.5 million.

Liabilities

In 2004, the share of bank loans and other borrowed funds in the total liabilities and capital was down 2.4 percentage points on 2003.

The short-term payables account for a major part of the Company's borrowings, 69.4%, whereas long-term loans account for 18.3%. The long-term payables (including deferred tax liabilities) account for 11.2%, and other short-term liabilities for 1.1% of the total liabilities.

2004 saw the following changes in the debt capital structure compared to 2003:
▷ the share of short-term payables was up by 12.1 percentage points;
▷ the share of payables on long-term loans and debt increased by 0.5 percentage points;
▷ the share of long-term payables, including deferred tax liabilities, decreased by 13.1 percentage points.

In absolute terms, the short-term payables decreased in 2004 by RUB1,287.0 million, including the following: settlement of debts owed to suppliers and contractors in the amount of RUB838.3 million, to other creditors in the amount of RUB327.1 million, to the budget in the amount of RUB278.6 million, and to extra-budgetary funds in the amount of RUB124.1 million.

FINANCIAL LEVERAGE RATIOS

	2003	2004
Equity-to-assets ratio	0.91	0.93
Debt-to-equity ratio	0.10	0.07

The changes that occurred in the balance sheet structure in 2004 boosted the Company's liquidity and helped improve its financial stability and solvency.

Analysis of the structure of assets and liabilities shows that the balance sheet structure of OAO RAO "UES of Russia" is satisfactory:
- a high equity-to-total assets ratio, 0.93, whereas the optimal value is 0.5-0.7;
- a high equity to non-current assets ratio;
- non-current assets to net worth ratio amounted to 0.93;
- the current operating assets are much higher than the current liabilities (the net working capital is four times the short-term liabilities).

The values of financial leverage ratios are within the recommended range:
- the shareholders equity to total liabilities ratio is 93% with the critical value of the equity-to-assets ratio being 50%;
- the value of the debt-to-equity ratio, which characterizes the relationship between the borrowed funds and shareholders' equity, is 0.07, with the critical value being 1.0.

AGGREGATE ASSETS STRUCTURE OAO RAO "UES OF RUSSIA", 2004 (%)

a – equity capital
b – short-term accounts payable
c – long-term loans and debt
d – long-term payables and deferred tax liabilities
e – other short-term liabilities


a 93.4
b 4.6
c 1.2
d 0.7
e 0.1

STRUCTURE OF BORROWED FUNDS OF OAO RAO "UES OF RUSSIA", 2004 (%)

a – short-term accounts payable
b – long-term loans and debt
c – long-term accounts payable and deferred tax liabilities
d – other liabilities


a 69.4
b 18.3
c 11.2
d 1.1

LIQUIDITY RATIOS

	2003	2004
Cash ratio	1.45	1.12
Quick ratio	2.56	2.67
Current ratio	3.76	4.90
Own funds ratio	0.26	0.28

COPY OF THE AUDITOR'S REPORT BY ZAO "KPMG"

Following is the auditor's report by ZAO "KPMG" on the results of their audit of the 2004 financial statements of OAO RAO "UES of Russia" (Company). Said financial statements are not included in this Annual Report. Accordingly, all references in the auditor's report to the "Attached Financial Statements" and to the information contained in the "Explanatory Notes to the Financial Statements" are references to the documents not included in this Annual Report. This Auditor's Report applies only to the 2004 Financial Statements of OAO RAO "UES of Russia" and the Explanatory Notes thereto. Copies of these documents may be obtained from OAO RAO "UES of Russia".

KPMG

OAO RAO "UES of Russia"
Auditor's report
on the Financial Statements for 2004

Auditor's report

To the Shareholders of
Russian Open Joint Stock Company for Energy and Electrification
Unified Energy System of Russia

We have audited the financial statements of Russian Joint Stick Company for Energy and Electrification Unified Energy System of Russia (hereinafter the "Company") for the period of 1 January to 31 December 2004 attached to this Auditor's report (hereinafter the "report").

The attached financial statements, comprised of 76 pages, contain the following:

- Balance sheet as at 31 December 2004;
- Income statement for 2004;
- Disclosures to the balance sheet and income statement including:
  - Statement of changes in equity for 2004;
  - Statement of cash flows for 2004;
  - Attachments to the balance sheet;
- Notes to the financial statements.

The Executive Body of the Company is responsible for the preparation and presentation of these financial statements. Our responsibility is to express an opinion based on the results of the audit on the truthfulness of the financial statements, in all material respects, and the compliance of the accounting procedures, in all material respects, with the legislation of the Russian Federation.

The audit was conducted in accordance with:

- Federal Law No. 119-FZ of 7 August, 2001 "On audit activities" (with the amendments and additions);
- Federal Audit Rules (Standards);
- Rules (Standards) for auditing, approved by the Audit Commission under the President of the Russian Federation, in part complying with the abovementioned Rules (Standards);
- Internal KPMG auditing methodology;
- Rules and Standards, adopted by the Audit Chamber of Russia.

Our audit was planned and performed to obtain reasonable assurance that the financial statements of the Company are free of material misstatement. The audit included examination, on a test basis, of evidence supporting the amounts including estimates made by management, disclosures on the financial and operational activities of the Company, assessment of the accounting principles and methods, preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a sufficient basis for our opinion on the truthfulness of the financial statements in all material respects and the compliance of the accounting procedures in all material respects with the legislation of the Russian Federation.

In our opinion, the attached financial statements present truthfully, in all material respects, the financial position of the Company as of 31 December 2004 and the results of its operation for the period of 1 January to 31 December 2004, and the procedures applied for accounting and

KPMG

OAO RAO "UES of Russia"
Auditor's report
on the Financial Statements for 2004

preparing the financial statements comply in all material respects with the legislation of the Russian Federation.

We draw attention to the information disclosed in section 3.3 of the Notes to the financial statements on the reporting of certain financial investments in subsidiaries and associate companies in the financial statements together with the reasons and basis for the accounting treatment adopted.

31 March 2005

Johnny Guldborg Jensen *Signature*

Fonareva Svetlana Borisovna *Signature*

In-charge of the audit,
auditor's qualification certificate for general audit
№ K 012621, valid indefinitely

FINANCIAL STATEMENTS OF OAO RAO "UES OF RUSSIA" FOR 2004

⇩

The information given below has been derived by the management of RAO "UES of Russia" from the complete *financial statements prepared in accordance* with the Russian Accounting Standards for 2004. Said financial statements are not included in full in this Annual Report. The Company's complete financial statements may be obtained from OAO RAO "UES of Russia".

BALANCE SHEET OF THE COMPANY, thousand RUB

	01.01.04	**31.12.04**
ASSETS	**322,029,101**	**335,498,116**
Intangible assets	738	1.771
Fixed assets	31,806,086	13,361,328
Construction in progress	9,760,153	8,253,218
Long-term investments	216,972,453	238,318,998
Deferred tax assets	–	–
Other non-current assets	–	–
Inventories	653,054	513,552
Value Added Tax on purchases	1,686,087	1,270,174
Accounts receivable (payments expected in over 12 months after the reporting date)	19,548,753	32,610,735
Accounts receivable (payments expected within 12 months after the reporting date)	25,463,632	23,922,171
Short-term investments	12,072,820	15,094,548
Cash assets	4,013,736	2,144,764
Other current assets	51,589	6,857
LIABILITIES AND EQUITY	**322,029,101**	**335,498,116**
Charter capital	21,558,452	21,558,452
Treasury shares	(30)	(30)
Capital surplus	121,335,873	102,208,499
Capital reserve	3,234,156	3,234,156
Targeted funds	–	–
Undistributed profit of previous years	147,019,130	162,445,400
Undistributed profit of reporting year		24,068,513
Long-term loans	5,136,121	4,021,304
Deferred tax liabilities	438,435	506,860
Other long-term liabilities	6,566,632	1,959,436
Short-term borrowings	–	–
Accounts payable	16,542,410	15,255,452
Income payable to members (founders)	53,598	170,124
Unearned revenue	76,804	69,950
Provisions for future expenses and payments	62,720	–
Other short-term liabilities	4,800	–

** abbreviated balance sheet of OAO RAO "UES of Russia"*

INCOME STATEMENT OF THE COMPANY, thousand RUB

	2003	2004
Net profit from sale of goods, products, works, and services (less VAT, excises, and other mandatory payments)	**51,666,752**	**34,460,744**
Cost of goods, products, works, and services sold	(17,270,040)	(6,114,321)
Gross profit	34,396,712	28,346,423
Selling expenses	(277,253)	(471,396)
Administrative expenses	(3,306,535)	(3,629,247)
Profit from sales	**30,812,924**	**24,245,780**
Interest receivable	1,102,250	1,617,568
Interest payable	(830,908)	(714,327)
Income from shares in other companies	3,600,077	7,596,202
Other operating income	76,916,981	94,158,606
Other operating expenses	(77,052,161)	(98,098,267)
Non-operating income	1,113,535	1,488,830
Non-operating expenses	(3,026,636)	(3,061,853)
Profit before taxes	**32,636,062**	**27,232,539**
Profit tax and other similar mandatory payments	(8,056,690)	(3,154,366)
Profit on ordinary activities	**24,579,372**	**24,078,173**
Extraordinary income	44,023	67
Extraordinary expenses	(18,375)	(9,727)
Net profit (undistributed profit) of reporting period	**24,605,02**	**24,068,513**

FINANCIAL RESULTS OF RAO "UES OF RUSSIA" HOLDING COMPANY

In 2004, the net profit received by the Holding Company rose 69.1% compared to the previous year.

The income earned by RAO "UES of Russia" Holding Company (sales of goods, products, works, and services) in 2004 totalled RUB797.3 billion, an increase of RUB91.0 billion, or 12.9%, on 2003. The income grew due to the increase in the output of main types of products as well as due to the adjustment of electricity tariffs.

The sales profit in 2004 amounted to RUB102.7 billion, up RUB19.2 billion, or 23.0%, on 2003.

The average return on sales throughout the Holding Company increased 1% on 2003 to 12.9%.

In 2004, as compared to 2003, the Holding Company's entities achieved:
- ▷ an increase in income from short-term investments by RUB299.6 million, or 15.9%;
- ▷ an increase in income from capital investments by RUB4,119.7 million, or 111%.

The total loss resulting from the other operating and non-operating expenses exceeding the income decreased in 2004 by RUB8.5 billion (without taking into account the allowance for doubtful accounts, investment depreciation reserve, and valuation reserve).

As a result, the net profit margin grew in 2004 to 6.9 kopecks per RUB1 of sales revenue from 4.6 kopecks per RUB1 in 2003.

In 2004, RAO "UES of Russia" Holding Company posted a net profit of RUB54.9 billion, an increase of RUB22.4 billion on 2003.

FINANCIAL HIGHLIGHTS OF RAO "UES OF RUSSIA" HOLDING COMPANY, million RUB

Indicators	2003	2004	Change (+/-)	2004/2003, %
Value of goods, works, and services sold	**706,311.9**	**797,345.7**	**91,033.8**	**112.9**
Cost	-616,596.8	-686,318.7	69,721.9	111.3
Gross profit	89,715.2	111,027.1	21,312.6	123.8
Commercial and administration expenses	-6,210.8	-8,353.9	2,143.1	134.5
Gain/loss on sales	**83,504.4**	**102,673.2**	**19,168.8**	**123.0**
Interest receivable	1,881.6	2,181.2	299.6	115.9
Interest payable	-8,410.8	-9,040.0	629.2	107.5
Income from investments	3,711.3	7,831.0	4,119.7	211.0
Other operating income and expenses (net)	-13,214.1	-23,862.6	10,645.8	180.6
Operating income and expenses (net)	**-16,032.0**	**-22,890.5**	**6,858.5**	**142.8**
Non-operating income and expenses (net)	-10,801.2	-5,490.7	-5,310.5	50.8
Profit/loss before taxes	**56,671.2**	**74,291.9**	**17,620.7**	**131.1**
Profit tax	-24,486.9	-19,536.4	-4,950.5	79.8
Net profit/loss	**32,475.9**	**54,902. 8**	**22,426.9**	**169.1**



Energy of FUTURE

INTERESTS IN SHARES AND VOTING SHARES OF JOINT STOCK COMPANIES HELD BY OAO RAO "UES OF RUSSIA" AS AT 31 DECEMBER 2004

Company name	Interest in authorized capital	Voting interest
Companies in which OAO RAO "UES of Russia" holds 100% voting interest		
REGIONAL ENERGOS		
Open Joint Stock Company "Karelenergo"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Yantarenergo"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification of the Chuvash Republic "Chuvashenergo"	100.00%	100.00%
Open Joint Stock Company "Karachaevo-Cherkesskenergo"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Orenburgenergo"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Tyumenenergo"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Khakasenergo"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Taimyrenergo"	100.00%	100.00%
AO-POWER PLANTS		
Subsidiary Open Joint Stock Company "Verkhnevolzskie HPPs Cascade"	100.00%	100.00%
Open Joint Stock Company "Ryazanskaya TPP"	100.00%	100.00%
Open Joint Stock Company "Ivanovskie PGU"	100.00%	100.00%
Open Joint Stock Company "Novocherkasskaya TPP"	100.00%	100.00%
Open Joint Stock Company "Sochinskaya TPP"	100.00%	100.00%
Open Joint Stock Company "Kamskaya HPP"	100.00%	100.00%
Open Joint Stock Company "Permskaya TPP"	100.00%	100.00%
Open Joint Stock Company "Troitskaya TPP"	100.00%	100.00%
Open Joint Stock Company "Berezovskaya TPP-1"	100.00%	100.00%
Open Joint Stock Company "Gusinoozerskaya TPP"	100.00%	100.00%
Open Joint Stock Company "Krasnoyarskaya TPP-2"	100.00%	100.00%
Open Joint Stock Company "Kharanorskaya TPP"	100.00%	100.00%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
COMPANIES FOR MAINTENANCE AND CENTRALIZED ADMINISTRATION OF POWER GRIDS		
Open Joint Stock Company "Federal Grid Company of the Unified Energy System" (FGC)	100.00%	100.00%
ENERGY MANAGEMENT COMPANIES		
Open Joint Stock Company "Northern Energy Management Company"	100.00%	100.00%
Open Joint Stock Company "Srednevolzhskaya Interregional Energy Management Company"	100.00%	100.00%
Open Joint Stock Company "Volzhsky Hydroelectric Cascade Management Company"	100.00%	100.00%
Open Joint Stock Company "Caucasus Energy Management Company"	100.00%	100.00%
Open Joint Stock Company "Urals Energy Management Company"	100.00%	100.00%
Open Joint Stock Company "Far Eastern Energy Management Company"	100.00%	100.00%
COMPANIES FOR OPERATIONAL DISPATCHING		
Open Joint Stock Company "Central Dispatch Administration of the Unified Energy System of the Russian Federation"	100.00%	100.00%
Open Joint Stock Company "System Operator - Central Dispatch Administration of the Unified Energy System"	100.00%	100.00%
SCIENTIFIC RESEARCH. DEVELOPMENT AND DESIGN COMPANIES		
Open Joint Stock Company "All-Russian Combustion Engineering Research Institute Awarded Two Orders of Red Banner of Labour"	100.00%	100.00%
Open Joint Stock Company "Scientific Information and Commercial Center for Power and Electrification"	100.00%	100.00%
Open Joint Stock Company "Scientific Research Institute for Electric Power Engineering"	100.00%	100.00%
Open Joint Stock Company "Scientific Research Institute for Economics of Electric Power Industry"	100.00%	100.00%
Open Joint Stock Company "Scientific Research Center for High-Voltage Equipment Testing"	100.00%	100.00%
Open Joint Stock Company "Institute of Corporate Governance"	100.00%	100.00%
Open Joint Stock Company "Scientific Research Institute for Power Engineering Facilities"	100.00%	100.00%
Open Joint Stock Company "VNIPIenergoprom Association"	100.00%	100.00%
Open Joint Stock Company for Design of Power Grids and Power Engineering Facilities "ROSEP"	100.00%	100.00%
Open Joint Stock Company "Dedicated Design Bureau for Combustion Engineering Equipment VTI"	100.00%	100.00%
Open Joint Stock Company "TsOTenergo"	100.00%	100.00%
Open Joint Stock Company "G.M. Krzhizhanovsky Power Engineering Institute"	100.00%	100.00%
Open Joint Stock Company "UES Engineering Center - Gidroproekt, Lengidroproekt, Teploelektroproekt, ORGRES Firm"	100.00%	100.00%
Open Joint Stock Company "Vedeneyev Research Institute for Hydraulic Engineering"	100.00%	100.00%
Open Joint Stock Company "CNII NPKenergo"	100.00%	100.00%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	*Interest in authorized capital*	*Voting interest*
Open Joint Stock Company "Scientific Research Institute for High Voltage DC Transmission of Electricity"	100.00%	100.00%
Open Joint Stock Company "Volgaenergoproekt-Samara Volga Electric Power Engineering Company"	100.00%	100.00%
Open Joint Stock Company "Southern Power Engineering Center"	100.00%	100.00%
Open Joint Stock Company "Urals Power Engineering Center - UralVNIPIEnergoprom. Uralselenergoproekt, UralTEP, UralORGRES, UralVTI, Uralenergosetproekt, Chelyabenergosetproekt"	100.00%	100.00%
Open Joint Stock Company "Siberian Scientific Research Institute of Power Engineering"	100.00%	100.00%
Open Joint Stock Company "Sibenergosetproekt Scientific Research, Design and Development Institute for Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Open Joint Stock Company "Dalselenergoproekt Scientific Research, Design, Development and Technology Institute"	100.00%	100.00%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open Joint Stock Company for Power and Electrification "Dalnie Peredachi"	100.00%	100.00%
Open Joint Stock Company "Main Computation Center for Energy Industry"	100.00%	100.00%
Open Joint Stock Company "Energetik Hotel"	100.00%	100.00%
Open Joint Stock Company "Moscow Communications Center of Energy Sector"	100.00%	100.00%
Open Joint Stock Company "Energostroisnabkomplekt UES"	100.00%	100.00%
Open Joint Stock Company "Volgaenergosnabkomplekt"	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Sevkavgidroenergostroy"	100.00%	100.00%
Open Joint Stock Company "ChirkeyGESstroy"	100.00%	100.00%
Open Joint Stock Company "Severovostokstroindustriya"	100.00%	100.00%
Open Joint Stock Company "Bureyagesstroy"	100.00%	100.00%
Closed Joint Stock Company "Law Firm "Yurenergo - Unified Energy System"	100.00%	100.00%
Closed Joint Stock Company "Energodental" (subsidiary of RAO "UES of Russia")	100.00%	100.00%
Open Joint Stock Company "Aviaenergo Airlines"	100.00%	100.00%
Open Joint Stock Company "UES Center for Settlement of Accounts Receivable and Payable"	100.00%	100.00%
WHOLESALE GENERATION COMPANIES		
Open Joint Stock Company "Fifth Generation Company of the Wholesale Electricity Market" (OAO "WGC-5")	100.00%	100.00%
Companies in which RAO "UES of Russia" holds 75%-100% voting interest		
REGIONAL ENERGOS		
Open Joint Stock Company "Kalmenergo"	96.40%	96.40%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
AO-POWER PLANTS		
Open Joint Stock Company "Volzhskaya HPP"	83.31%	86.40%
Open Joint Stock Company "Shchekinskie PGU"	85.58%	85.58%
Open Joint Stock Company "Nizhegorodskaya HPP"	99.10%	99.10%
Open Joint Stock Company "Kaliningradskaya CHPP-2"	85.42%	85.42%
Open Joint Stock Company "Kirishskaya TPP"	95.18%	95.18%
Open Joint Stock Company "Zhigulevskaya HPP" (formerly - Open Joint Stock Company "V. I. Lenin Volzhskaya HPP")	84.11%	86.86%
Open Joint Stock Company "Saratovskaya HPP"	99.07%	99.07%
Open Joint Stock Company "Zelenchuckskie HPPs"	97.29%	97.29%
Open Joint Stock Company "Zaramagskie HPPs"	88.48%	88.48%
Open Joint Stock Company "P.S. Neporozhny Sayano-Shushenskaya HPP"	78.91%	82.79%
Open Joint Stock Company for Power and electrification "Kolyma Production and Energy Company"	82.86%	82.86%
Open Joint Stock Company "Bureyskaya HPP"	91.52%	91.52%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES		
Open Joint Stock Company "North-Western Power Engineering Center"	99.77%	99.77%
Open Joint Stock Company "Siberian Energy Science and Technology Center"	99.02%	99.02%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open Joint Stock Company "Dalenergostroyindustria"	76.64%	76.64%
Open Joint Stock Company "Tsentr Energetiki"	75.03%	75.03%
INSURANCE COMPANIES		
Open Joint Stock Company "Energozashchita Insurance Broker"	61.00%	81.33%
Companies in which RAO "UES of Russia" holds 51%-75% voting interest		
REGIONAL ENERGOS		
Open Joint Stock Company for Power and Electrification "Belgorodenergo"	49.00%	65.29%
Open Joint Stock Company for Power and Electrification "Volgogradenergo"	49.27%	61.48%
Open Joint Stock Company for Power and Electrification "Voronezhenergo"	49.01%	65.35%
Open Joint Stock Company for Power and Electrification "Ivenergo"	49.66%	56.55%
Open Joint Stock Company for Power and Electrification "Kostromaenergo"	49.00%	65.33%
Open Joint Stock Company for Power and Electrification "Kurskenergo"	49.00%	59.47%
Nizhny Novgorod Open Joint Stock Company for Power and Electrification "Nizhnovenergo"	49.00%	62.30%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
Open Joint Stock Company for Power and Electrification "Oryolenergo"	49.00%	60.35%
Open Joint Stock Company for Power and Electrification "Tambovenergo"	49.01%	56.01%
Open Joint Stock Company "Tver Energy System" (Tverenergo)	49.00%	65.33%
Yaroslavl Open Joint Stock Company for Power and Electrification "Yarenergo"	47.36%	59.81%
Open Joint Stock Company "Bryanskenergo"	49.00%	65.22%
Open Joint Stock Company for Power and Electrification "Smolenskenergo"	49.85%	60.51%
Open Joint Stock Company for Power and Electrification "Arkhenergo"	49.00%	59.05%
Open Joint Stock Company for Power and Electrification "Kolenergo"	49.20%	65.52%
Open Joint Stock Company for Power and Electrification "Lenenergo"	49.00%	57.40%
Open Joint Stock Company for Power and Electrification "Novgorodenergo"	49.00%	62.86%
Open Joint Stock Company for Power and Electrification "Marienergo"	64.44%	70.07%
Open Joint Stock Company "Mordovenergo"	53.14%	53.14%
Open Joint Stock Company for Power and Electrification "Samaraenergo"	48.28%	55.35%
Kabardino-Balkaria Open Joint Stock Company for Power and Electrification (OAO "Kabbalkenergo")	65.27%	65.27%
Open Joint Stock Company "Stavropolenergo"	55.13%	71.94%
Open Joint Stock Company "Rostovenergo"	48.43%	62.76%
Open Joint Stock Company for Power and Electrification "Kirovenergo"	48.17%	63.96%
Open Joint Stock Company for Power and Electrification "Permenergo"	49.00%	64.36%
Open Joint Stock Company for Power and Electrification "Sverdlovenergo"	49.01%	65.34%
Open Joint Stock Company for Power and Electrification "Udmurtenergo"	49.00%	55.39%
Altai Kray Open Joint Stock Company for Power and Electrification "Altayenergo"	54.66%	72.23%
Open Joint Stock Company "Krasnoyarskenergo"	51.75%	66.33%
Open Joint Stock Company for Power and Electrification "Omskenergo"	49.00%	60.39%
Open Joint Stock Company for Power and Electrification "Tomskenergo"	52.03%	59.88%
Open Joint Stock Company for Power and Electrification "Chitaenergo"	49.00%	62.16%
Open Joint Stock Company for Power and Electrification "Amurenergo"	50.62%	57.81%
Open Joint Stock Company "Dalenergo"	48.99%	65.33%
Open Joint Stock Company for Power and Electrification "Magadanenergo"	49.00%	64.39%
Open Joint Stock Company for Power and Electrification "Khabarovskenergo"	48.48%	60.21%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
Open Joint Stock Company "Yakutskenergo"	47.93%	56.32%
AO-POWER PLANTS		
Open Joint Stock Company "Kostromskaya TPP"	51.00%	51.00%
Open Joint Stock Company "Cherepetskaya TPP"	55.79%	55.79%
Open Joint Stock Company "Boguchanskaya HPP"	64.23%	64.23%
Open Joint Stock Company "Pechorskaya TPP"	51.00%	51.00%
Open Joint Stock Company "Severo-Zapadnaya CHPP" (North-Western CHPP)	61.43%	61.43%
Open Joint Stock Company "Stavropolskaya TPP"	51.00%	51.00%
Open Joint Stock Company "Sulakenergo"	61.20%	61.20%
Open Joint Stock Company "KubanGRES" (Kuban TPP)	60.53%	60.53%
Open Joint Stock Company "Votkinskaya HPP"	59.84%	74.19%
Open Joint Stock Company "Zeyskaya HPP"	56.39%	72.20%
Closed Joint Stock Company "Luchegorsk Fuel and Energy Complex"	56.33%	56.33%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open Joint Stock Company "Yarenergoremont-Holding"	47.36%	59.81%
Open Joint Stock Company "ATP Yarenergo-Holding"	47.36%	59.81%
Open Joint Stock Company for Power and Electrification "Mobile Power Engineering"	49.00%	65.33%
Open Joint Stock Company "Geotherm"	71.61%	71.61%
Closed Joint Stock Company for Development of International Electric Relations "INTER RAO UES"	60.00%	60.00%
Open Joint Stock Company "Stavropolenergonerud"	55.88%	55.88%
REGIONAL GENERATION COMPANIES		
Open Joint Stock Company "Heat Generation Company"	49.00%	65.29%
Open Joint Stock Company "Voronezh Generation Company"	49.01%	65.35%
Open Joint Stock Company "Kaluga Generation Company"	52.25%	52.25%
Open Joint Stock Company "Bryansk Generation Company"	49.00%	65.22%
REGIONAL MANAGEMENT COMPANIES		
Open Joint Stock Company "Voronezh Management Energy Company"	49.01%	65.35%
Open Joint Stock Company "Kaluga Energy Management Company"	52.25%	52.25%
Open Joint Stock Company "Bryansk Energy Management Company"	49.00%	65.22%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
REGIONAL RETAIL COMPANIES		
Open Joint Stock Company "Belgorod Retail Company"	49.00%	65.29%
Open Joint Stock Company "Voronezh Energy Retail Company"	49.01%	65.35%
Open Joint Stock Company "Kaluga Retail Company"	52.25%	52.25%
Open Joint Stock Company "Bryansk Retail Company"	49.00%	65.22%
TRANSMISSION COMPANIES		
Open Joint Stock Company "Kaluga Trunk Grid Company"	52.25%	52.25%
DISTRIBUTION COMPANIES		
Open Joint Stock Company for Power and Electrification 'Kalugaenergo"	52.25%	52.25%
Companies in which RAO "UES of Russia" holds 25%-51% voting interest		
REGIONAL ENERGOS		
Open Joint Stock Company for Power and Electrification "Astrakhanenergo"	48.66%	48.66%
Open Joint Stock Company "Vladimirenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Vologdaenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Lipetskenergo"	49.02%	49.02%
Open Joint Stock Company for Power and Electrification "Mosenergo"	50.90%	50.90%
Open Joint Stock Company for Power and Electrification "Ryazanenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Tulenergo"	49.00%	49.00%
Open Joint Stock Company "Komienergo Joint Stock Energy Company"	48.99%	49.22%
Open Joint Stock Company for Power and Electrification "Pskovenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Penzaenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Saratovenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Ulyanovskenergo"	49.00%	49.00%
Chechen Republic Open-type Joint Stock Company for Power and Electrification "Grozenergo"	49.00%	49.00%
Dagestan Open Joint Stock Company for Power and Electrification "Dagenergo"	51.00%	51.00%
Open Joint Stock Company for Power and Electrification "Ingushenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification of Kuban ("Kubanenergo")	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Sevkavkazenergo"	49.00%	49.00%
Open Joint Stock Company "Nurenergo"	38.46%	38.46%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
Open Joint Stock Company for Power and Electrification "Kurganenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Chelyabenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Buryatenergo"	46.80%	46.80%
Kuzbass Open Joint Stock Company for Power and Electrification ("Kuzbassenergo")	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Kamchatskenergo"	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Sakhalinenergo"	49.00%	49.00%
AO-POWER PLANTS		
Open Joint Stock Company "Pskovskaya TPP"	50.00%	50.00%
Open Joint Stock Company "KabbalkHPP"	50.34%	50.34%
Open Joint Stock Company "Experimentalnaya TPP"	41.85%	41.85%
Open Joint Stock Company "Biyskaya CHPP-1"	31.74%	31.74%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open Joint Stock Company "Energotekhkomplekt"	49.00%	49.00%
Open Joint Stock Company "Energostroitel"	49.00%	49.00%
Open Joint Stock Company "Energostroy Construction and Industrial Company"	49.01%	49.01%
Open Joint Stock Company "Central Design Bureau for Modernization and Repair of Power Generating Equipment at Power Plants"	49.00%	49.00%
Open Joint Stock Company "Diagnostics for Hydrotechnical, Electrical and Other Critical Facilities"	49.11%	49.11%
Open Joint Stock Company "Yugenergosnabsbyt Specialized Components and Equipment Supply Administration"	49.02%	49.02%
Open Joint Stock Company "Sibtekhenergo" - Engineering Firm for Adjustment and Improvement of Technology and Operation of Electric Power Equipment of Enterprises and Systems"	48.99%	48.99%
Closed-type Joint Stock Company "Pontoel Intergovernmental Dispatching Center for Operational and Technological Administration and Coordination of Parallel Work of Energy Systems"	40.00%	40.00%
Joint Stock Company "United Energy System GruzRosenergo"	50.00%	50.00%
Closed Joint Stock Company "North East Energy Company"	49.00%	49.00%
Open Joint Stock Company "Domostroitelny Kombinat" ("Integrated House-Building Factory")	37.66%	37.66%
Closed Joint Stock Company "East-West Energy Agency"	50.00%	50.00%
Open Joint Stock Company "Mikhailovskoe Resort"	35.01%	35.01%
Closed Joint Stock Company "RosUkrEnergo"	35.00%	35.00%
Open Joint Stock Company "Republican Fuel and Energy Company"	25.50%	25.50%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
Open Joint Stock Company "Russian Communal Systems"	25.00%	25.00%
Companies in which RAO "UES of Russia" holds under 25% voting interest		
REGIONAL ENERGOS		
Bashkir Open Joint Stock Company for Power and Electrification "Bashkirenergo"	21.27%	21.27%
Open Joint Stock Company for Power and Electrification "Novosibirskenergo"	14.17%	16.85%
AO-POWER PLANTS		
Open Joint Stock Company "Nevinnomysskaya TPP"	1 share	0.00%
Open Joint Stock Company "Noglikskaya Gas-Fired Power Plant"	9.76%	9.76%
Open Joint Stock Company "Vilyuiskaya HPP-3"	2.30%	2.30%
Open Joint Stock Company "Krasnoyarskaya HPP"	0.12%	0.12%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open Joint Stock Company "Zarubezhenergostroy"	9.51%	9.51%
Open Joint Stock Company "Sevzapenergotekhkomplekt"	21.90%	21.90%
Open Joint Stock Company "National Energy Export-Import Company"	2.30%	2.30%
Foreign Economic Closed Joint Stock Company for Cooperation in Energy Industry "ASEN"	2.00%	2.00%
Open Joint Stock Company "Gazenergo"	0.48%	0.48%
Open Joint Stock Company "Energougol"	16.50%	16.50%
Open Joint Stock Company "Trest Severovostokenergostroy"	8.78%	8.78%
Closed Joint Stock Company "Volgoenergotermoizolyatsiya"	19.00%	19.00%
Closed Joint Stock Company "Agency for Investment and Development of Fuel and Energy Complex"	5.00%	5.00%
Open Joint Stock Company "Moscow Central Depository"	7 shares	0.00%
Open Joint Stock Company "Severovostokenergostroy"	8.78%	8.78%
BANKING ORGANIZATIONS		
Open Joint Stock Company "Nizhegorodsky Bankirsky Dom"	0.54%	0.67%
Open Joint Stock Company "Commercial Fuel and Energy Interregional Bank for Reconstruction and Development"	1.11%	1.18%
Open Joint Stock Company "Interbank Union - Unified Electric Energy Complex"	2.70%	2.70%
Open Joint Stock Company "Joint Stock Commercial Bank "Elektrobank"	0.02%	0.02%
Closed Joint Stock Company "Joint Stock Investment and Commercial Industrial and Construction Bank for Nizhny Novgorod Region" (ZAO "Nizhegorodpromstroybank")	0.01%	0.01%

Interests in Shares and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2004

Company name	Interest in authorized capital	Voting interest
Open Joint Stock Company "Evrositibank Commercial Bank" (formerly "North-Caucasus Energy Investment Joint Stock Commercial Bank")	1.69%	1.69%
Joint Stock Commercial Investment Industry and Construction Bank "Stavropolye" (Open Joint Stock Company)	0.01%	0.01%
Joint Stock Commercial Bank "Moscow Industrial Bank"	0.01%	0.01%
INSURANCE COMPANIES		
Open Joint Stock Company "Energogarant Insurance Joint Stock Company"	0.13%	0.13%

COMPANIES ESTABLISHED IN THE COURSE OF REFORM IN 2004 – MAY 2005

RESTRUCTURING OF REGIONAL ENERGOS

Regional energos	Companies spun off from regional energos *and registered with authorities*	Registration date
"Basic" plan for restructuring of regional energos		
OAO "Arkhenergo"	OAO "Arkhangelsk Generation Company"	01.04.2005
	OAO "Arkhangelsk Retail Company"	01.04.2005
OAO "Astrakhanenergo"	OAO "Astrakhan Regional Generation Company"	11.01.2005
	OAO "Astrakhan Energy Management Company"	11.01.2005
	OAO "Astrakhan Energy Retail Company"	11.01.2005
OAO "Belgorodenergo"	OAO "Belgorod Retail Company"	01.10.2004
	OAO "Heat Energy Company"	01.10.2004
	OAO "Power Grid Company"	01.04.2005
	OAO "Belgorod Trunk Grid Company"	01.04.2005
OAO "Bryanskenergo"	OAO "Bryansk Generation Company"	01.10.2004
	OAO "Bryansk Retail Company"	01.10.2004
	OAO "Bryansk Energy Management Company"	19.04.2004

Restructuring of Regional Energos

Regional energos	Companies spun off from regional energos and registered with authorities	Registration date
OAO "Vladimirenergo"	OAO "Vladimir Energy Retail Company"	01.01.2005
	OAO "Vladimir Generation Company"	01.01.2005
	OAO "Vladimir Energy Company"	15.01.2005
OAO "Volgogradenergo"	OAO "Volzhskaya Generation Company"	01.01.2005
	OAO "Volga-Don Energy Complex Management Company"	01.01.2005
	OAO "Volgogradenergosbyt"	01.01.2005
OAO "Voronezhenergo"	OAO "Voronezh Generation Company"	31.08.2004
	OAO "Voronezh Energy Retail Company"	31.08.2004
	OAO "Voronezh Management Energy Company"	31.08.2004
OAO "Dagenergo"	OAO "Dagestan Heat Generation Company"	03.05.2005
	OAO "Dagenergo Management Company"	03.05.2005
OAO "Ivenergo"	OAO "Ivanovo Generation Company"	01.01.2005
	OAO "Ivanovo Energy Retail Company"	01.01.2005
	OAO "Ivanovo Management Energy Company"	14.01.2005
OAO "Kalugaenergo"	OAO "Kaluga Generation Company"	01.04.2004
	OAO "Kaluga Retail Company"	01.04.2004
	OAO "Kaluga Energy Management Company"	01.04.2004
	OAO "Kaluga Trunk Grid Company"	01.04.2004
OAO "Karelenergo"	OAO "Karelenergogeneratsiya"	01.01.2005
	OAO "Karelenergo Management Company"	01.01.2005
	OAO "Karelia Energy Retail Company"	01.01.2005
OAO "Kirovenergo"	OAO "Kirovenergo Management Company"	01.05.2005
	OAO "Vyatskaya Electricity and Heat Company"	01.05.2005
	OAO "Kirovenergosbyt"	01.05.2005
OAO "Kostromaenergo"	OAO "Kostroma Generation Company"	01.01.2005
	OAO "Kostroma Retail Company"	01.01.2005

Restructuring of Regional Energos

Regional energos	Companies spun off from regional energos and registered with authorities	Registration date
OAO "Kurskenergo"	OAO "Kursk Generation Company"	01.02.2005
	OAO "Kursk Energy Management Company"	01.02.2005
	OAO "Kurskenergosbyt"	01.02.2005
OAO "Lipetskenergo"	OAO "Lipetsk Generation Company"	11.01.2005
	OAO "Lipetsk Energy Management Company"	11.01.2005
	OAO "Lipetsk Energy Retail Company"	11.01.2005
OAO "Marienergo"	OAO "Mari Regional Generation Company"	01.01.2005
	OAO "Mari Regional Management Company"	01.01.2005
	OAO "Marienergosbyt"	01.01.2005
OAO "Mordovenergo"	OAO "Mordovia Generation Company"	01.02.2005
	OAO "Mordovia Heating Network Company"	01.02.2005
	OAO "Mordovia Energy Management Company"	01.02.2005
	OAO "Mordovia Energy Retail Company"	01.02.2005
OAO "Mosenergo"	OAO "Management Energy Company"	01.04.2005
	OAO "Transmission Company"	01.04.2005
	OAO "Moscow Municipal Electricity Distribution Company"	01.04.2005
	OAO "Moscow Heat Distribution Company"	01.04.2005
	OAO "Moscow Regional Electricity Distribution Company"	01.04.2005
	OAO "Mosenergosbyt"	01.04.2005
	OAO "Specialized Design Bureau for Repair and Modernization"	01.04.2005
	OAO "Mosteplosetenergoremont"	01.04.2005
	OAO "Mosenergosetstroy"	01.04.2005
	OAO "GRES-4" (TPP-4)	01.04.2005
	OAO "GRES-5" (TPP-5)	01.04.2005
	OAO "GRES-24" (TPP-24)	01.04.2005
	OAO "Zagorskaya Pumped Storage Hydroelectric Plant" (PSHP)	01.04.2005

Restructuring of Regional Energos

Regional energos	Companies spun off from regional energos and registered with authorities	Registration date
OAO "Nizhnovenergo"	OAO "Nizhny Novgorod Generation Company"	01.02.2005
	OAO "Nizhny Novgorod Management Energy Company"	01.04.2005
	OAO "Nizhny Novgorod Retail Company"	01.04.2005
	OAO "Nizhny Novgorod Energy Repair Company"	01.04.2005
OAO "Novgorodenergo"	OAO "Novgorod Generation Company"	01.04.2005
	OAO "Novgorod Energy Retail Company"	01.04.2005
	OAO "Novgorod Energy Management Company"	01.04.2005
OAO "Oryolenergo"	OAO "Oryol Generation Company"	01.04.2005
	OAO "Oryol Retail Company"	01.04.2005
	OAO "Oryol Energy Management Company"	01.04.2005
OAO "Penzaenergo"	OAO "Penza Generation Company"	01.01.2005
	OAO "Penza Energy Management Company"	01.01.2005
	OAO "Penza Energy Retail Company"	01.01.2005
	OAO "Penza Energy Repair Company"	01.01.2005
OAO "Permenergo"	OAO "Perm Energy Management Company"	01.04.2005
	OAO "Perm Generation Company"	01.04.2005
	OAO "Yaivinskaya TPP"	01.04.2005
	OAO "Perm Energy Retail Company"	01.04.2005
	OAO "Permenergoremont"	01.04.2005
	OAO "Permenergospetsremont"	01.04.2005
OAO "Rostovenergo"	OAO "Rostov Generation Company"	11.01.2005
	OAO "Energosbyt Rostovenergo"	11.01.2005
	OAO "Rostovenergo Management Company"	11.01.2005
OAO "Ryazanenergo"	OAO "Ryazan Heat Supply Company"	11.01.2005
	OAO "Ryazan Management Company"	11.01.2005
	OAO "Ryazan Energy Retail Company"	11.01.2005

Restructuring of Regional Energos

Regional energos	Companies spun off from regional energos and registered with authorities	Registration date
OAO "Sverdlovenergo"	OAO "Sverdlovsk Generation Company"	01.04.2005
	OAO "Sverdlovsk Energy Management Company"	01.04.2005
	OAO "Sverdlovenergosbyt"	01.04.2005
	OAO "Serovskaya TPP"	01.04.2005
	OAO "Sverdlovsk Energy Service Company"	01.04.2005
OAO "Smolenskenergo"	OAO "Smolensk Management Energy Company"	01.02.2005
	OAO "Smolensk Generation Company"	01.02.2005
	OAO "Smolenskenergosbyt"	01.02.2005
	OAO "Smolenskaya TPP"	01.02.2005
	OAO "Smolensk Energy Repair Company"	01.02.2005
OAO "Stavropolenergo"	OAO "Stavropol Electricity Generation Company"	01.04.2005
	OAO "Stavropol Management Company"	01.04.2005
	OAO "Stavropolenergosbyt"	01.04.2005
	OAO "Stavropol Heat Generation Company"	01.04.2005
OAO "Tambovenergo"	OAO "Tambov Generation Company"	11.01.2005
	OAO "Tambov Energy Management Company"	11.01.2005
	OAO "Tambov Energy Retail Company"	11.01.2005
OAO "Tverenergo"	OAO "Tver Generation Company"	11.01.2005
	OAO "Tver Management Energy Company"	11.01.2005
	OAO "Tver Energy Retail Company"	11.01.2005
	OAO "Tver Energy Repair Company"	11.01.2005
OAO "Tomskenergo"	OAO "Tomsk Energy Management Company"	31.03.2005
	OAO "Tomsk Distribution Company"	31.03.2005
	OAO "Tomsk Energy Retail Company"	31.03.2005
	OAO "Tomsk Trunk Grids"	31.03.2005
	OAO "Tomskenergoremont"	31.03.2005
	OAO "Tomskelektrosetremont"	31.03.2005

Restructuring of Regional Energos

Regional energos	Companies spun off from regional energos and registered with authorities	Registration date
OAO "Tulenergo"	OAO "Priokskaya Territorial Generation Company"	01.04.2005
	OAO "Tula Energy Management Company"	01.04.2005
	OAO "Tula Retail Company"	01.04.2005
OAO "Udmurtenergo"	OAO "Udmurt Territorial Generation Company"	01.01.2005
	OAO "Udmurt Management Energy Company"	01.01.2005
	OAO "Udmurt Energy Retail Company"	01.01.2005
OAO "Chelyabenergo"	OAO "Chelyabinsk Generation Company"	31.01.2005
	OAO "Chelyabinsk Management Energy Company"	31.01.2005
	OAO "Chelyabenergosbyt"	31.01.2005
	OAO "Yuzhnouralskaya TPP"	31.01.2005
OAO "Chuvashenergo"	OAO "Chuvash Generation Company"	01.01.2005
	OAO "Chuvash Management Company"	01.01.2005
	OAO "Chuvash Energy Retail Company"	01.01.2005
	OAO "Cheboksarskaya HPP"	01.01.2005
OAO "Yarenergo"	OAO "Yarenergoremont-Holding"	22.11.2004
	OAO "ATP Yarenergo-Holding"	22.11.2004
	OAO "Yaroslavl Energy Company"	11.01.2005
	OAO "Yaroslavl Management Energy Company"	11.01.2005
	OAO "Yaroslavl Retail Company"	11.01.2005
Restructuring plan different from the "basic" plan		
OAO "Pskovenergo"	OAO "Pskovenergosbyt"	18.08.2004
	OAO "Pskovenergoagent"	18.08.2004
	OAO "Pskovenergoavto"	23.08.2004
	OAO "Pskovenergoservis"	23.08.2004

FORMATION OF TERRITORIAL GENERATION COMPANIES (TGCs)

	Configuration	Registration date
OAO "TGC-1"	on the basis of generation assets of OAO "Kolenergo", OAO "Karelenergo", and OAO "Lenenergo"	25.03.2005
OAO "TGC-2"	on the basis of generation assets of OAO "Tverenergo", OAO "Novgorodenergo", OAO "Pskovenergo", OAO "Kostromaenergo", OAO "Vologdaenergo", OAO "Arkhenergo", and OAO "Yarenergo"	19.04.2005
OAO "TGC-3"	on the basis of generation assets of OAO "Mosenergo"	01.04.2005
OAO "TGC-4"	on the basis of generation assets of OAO "Bryanskenergo", OAO "Kalugaenergo", OAO "Oryolenergo", OAO "Tulenergo", OAO "Kurskenergo", OAO "Lipetskenergo", OAO "Voronezhenergo", OAO "Ryazanenergo", OAO "Tambovenergo", OAO "Belgorodenergo", and OAO "Smolenskenergo"	20.04.2005
OAO "TGC-5"	on the basis of generation assets of OAO "Marienergo", OAO "Chuvashenergo", OAO "Kirovenergo", and OAO "Udmurtenergo"	22.03.2005
OAO "TGC-6"	on the basis of generation assets of OAO "Ivenergo", OAO "Vladimirenergo", OAO "Penzaenergo", OAO "Nizhnovenergo", and OAO "Mordovenergo"	27.04.2005
OAO "TGC-8"	on the basis of generation assets of OAO "Volgogradenergo", OAO "Rostovenergo", OAO "Astrakhanenergo", OAO "Stavropolenergo", OAO "Kubanenergo", and OAO "Dagenergo"	22.03.2005
OAO "TGC-9"	on the basis of generation assets of OAO "Komienergo", OAO "Sverdlovenergo", and OAO "Permenergo"	09.12.2004
OAO "TGC-10"	on the basis of generation assets of OAO "Chelyabenergo", OAO "Kurganenergo", and OAO "Tyumenenergo"	30.03.2005
OAO "TGC-14"	on the basis of generation assets of OAO "Chitaenergo" and OAO "Buryatenergo"	07.12.2004

ESTABLISHMENT OF WHOLESALE GENERATION COMPANIES (WGCs)

WGC name	Configuration	Registration date
OAO "WGC-1"	Verkhnetagilskaya TPP, Permskaya TPP, Kashirskaya TPP-4, Iriklinskaya TPP, Nizhnevartovskaya TPP, Urengoyskaya TPP	23.03.2005
OAO "WGC-2"	Pskovskaya TPP, Stavropolskaya TPP, Troitskaya TPP, Serovskaya TPP, Surgutskaya TPP-1	09.03.2005
OAO "WGC-3"	Kostromskaya TPP, Cherepetskaya TPP, Pechorskaya TPP, Yuzhnouralskaya TPP, Kharanorskaya TPP, Gusinoozerskaya TPP	23.11.2004
OAO "WGC-4"	Berezovskaya TPP-1, Smolenskaya TPP, Shaturskaya TPP-5, Yaivinskaya TPP, Surgutskaya TPP-2	04.03.2005
OAO "OGK-5"	Nevinnomysskaya TPP, Reftinskaya TPP, Sredneuralskaya TPP, Konakovskaya TPP	27.10.2004
OAO "WGC-6"	Kirishskaya TPP, Krasnoyarskaya TPP-2, Novocherkasskaya TPP, Ryazanskaya TPP, TPP-24, Cherepovetskaya TPP	17.03.2005
OAO "HydroWGC"	Akbashskaya HPP, Baksanskaya HPP, Bekanskaya HPP, Boguchanskaya HPP, Bureyskaya HPP, Cheboksarskaya HPP, Chirkeyskaya HPP, Chiryurtskaya HPP, Dzau HPP, Eshkakonskaya HPP, Ezminskaya HPP, Gergebilskaya HPP, Gizeldonskaya HPP, HPPs of Stavropolenergo, Irganayskaya HPP, Kamskaya HPP, Kora-Ursdonskaya HPP, Kubanskie HPPs Cascade, Malaya Akhtynskaya HPP, Malaya Kurushskaya HPP, MHPP-3 on Baksan-Malka Canal, Miatlinskaya HPP, Mukholskaya HPP, Nizhegorodskaya HPP, Nizhne-Cherekskie HPPs Cascade, Novosibirskaya HPP, Sadovaya HPP, Saratovskaya HPP, Sayano-Shushenskaya HPP, Sovetskaya HPP, Uchkulanskaya HPP, Verkhnevolzhskie HPPs Cascade, Volzhskaya HPP, Votkinskaya HPP, Zagorskaya PSPP, Zaramagskie HPPs, Zelenchukskie HPPs, Zeyskaya HPP, Zhigulevskaya HPP	26.12.2004

FORMATION OF INTERREGIONAL DISTRIBUTION COMPANIES (IDCs)

IDC name	Configuration	Registration date
OAO "Center and North Caucasus IDC"	OAO "Kalugaenergo", OAO "Voronezhenergo", OAO "Belgorodenergo", OAO "Vladimirenergo", OAO "Ivenergo", OAO "Kostromaenergo", OAO "Tambovenergo", OAO "Tverenergo", OAO "Yarenergo", OAO "Astrakhanenergo", OAO "Volgogradenergo", OAO "Lipetskenergo", OAO "Ryazanenergo", OAO "Rostovenergo", OAO "Kurskenergo", OAO "Dagenergo", OAO "Nizhnovenergo", OAO "Oryolenergo", OAO "Mosenergo" (MCDC, MRDC), OAO "Tulenergo", OAO "Stavropolenergo", OAO "Vologdaenergo", OAO "Kubanenergo", OAO "Kalmenergo", OAO "Sevkavkazenergo", OAO "Ingushenergo", OAO "Kabbalkenergo", OAO "Karachaevo-Cherkesskenergo"	17.12.2004
OAO "North-West IDC"	OAO "Pskovenergo", OAO "Bryanskenergo", OAO "Karelenergo", OAO "Smolenskenergo", OAO "Arkhenergo", OAO "Novgorodenergo", OAO "Lenenergo", OAO "Kolenergo", OAO "Komienergo", OAO "Yantarenergo"	23.12.2004
OAO "Urals and Volga IDC"	OAO "Marienergo", OAO "Penzaenergo", OAO "Kirovenergo", OAO "Chuvashenergo", OAO "Udmurtenergo", OAO "Mordovenergo", OAO "Chelyabenergo", OAO "Permenergo", OAO "Sverdlovenergo", OAO "Tyumenenergo", OAO "Samaraenergo", OAO "Saratovenergo", OAO "Ulyanovskenergo", OAO "Orenburgenergo", OAO "Kurganenergo"	28.02.2005

MAJOR CORPORATE EVENTS IN 2004

21 January	RAO "UES of Russia" subsidiary ZAO "INTER RAO UES" and OAO "Kyrgyzstan Electric Stations" sign an Agreement on Partnership and Cooperation. The Agreement provides for participation of the Russian and Kyrgyz companies in capital investment projects in the electricity sector.
30 January	The Board of Directors of OAO RAO "UES of Russia" approves the restructuring plans of OAO "Tomskenergo", OAO "Mosenergo", and OAO "Novgorodenergo".
1 February	The Anti-crisis Ad-hoc Committee of OAO RAO "UES of Russia" decides to stop the turnaround management at OAO "Khabarovskenergo".
3 February	The Board of Directors of RAO "UES of Russia" resolves to make amendments to the restructuring plan of OAO "Penzaenergo" approved by the Board of Directors of RAO "UES of Russia" on 28 June 2003.
24 February	The Management Board of OAO RAO "UES of Russia" approves the proposals of the Tender Commission to select a Management Company to run the Severo-Zapadnaya CHPP (North-Western CHPP) and declares the consortium of the Italian energy utility Enel and the Russian company ESN the winner of the tender.
25 February	OAO RAO "UES of Russia" establishes a Coordination Task Force to prepare for the synchronisation of the Unified Energy System of Russia and the European energy pool.
26 February	A 220 MW combined-cycle gas turbine unit is put into commercial operation at the Tyumenskaya CHPP-1. This is the second large combined-cycle unit commissioned in Russia after the Severo-Zapadnaya CHPP (North-Western CHPP).
2 March	OAO "Belgorodenergo" determines the results of the auction to sell the 100% shares of OAO "Belgorodenergoremont". This is the first project implemented by RAO "UES of Russia" Holding Company to reduce the degree of affiliation of its repair and maintenance companies at the final phase of restructuring of the regional energos' repair operations.
3 March	OAO RAO "UES of Russia" establishes a corporate scholarship for students of energy institutes and universities in the Russian Federation.
10 March	The first 6 MW turbine unit starts running no-load at the Argunskaya CHPP, which is the only power generating facility in the Republic of Chechnya.
12 March	The Board of Directors of OAO RAO "UES of Russia" approves the restructuring plans for OAO "Altayenergo", OAO "Buryatenergo", and OAO "Tyumenenergo".
12 March	Global Finance Magazine releases its ranking of the "Best Companies in Russia", naming OAO RAO "UES of Russia" the nation's best electricity company for the year 2003.
19 March	The Russian rating agency Interfax in association with Moody's Investors Service assigns OAO RAO "UES of Russia" a long-term national credit rating of Aa3 (rus) and a short-term credit rating of RUS-1.
22 March	The Management Board of OAO RAO "UES of Russia" changes the organizational structure of the executive administration and introduces a divisional governance system.
25 March	OAO RAO "UES of Russia" and OAO "Russian Communal Systems" sign an Agreement on Cooperation in reforming companies of the utilities sector and ensuring reliable delivery of utilities services to customers.
1 April	The functions of the operational dispatching/control at OAO "Pskovenergo" and OAO "Novgorodenergo" are transferred to the Leningrad RDA and Novgorod RDA, respectively.
1 April	The reorganization of OAO "Kalugaenergo" in accordance with the basic restructuring plan is completed. The following spin-off companies are registered with the authorities: OAO "Kaluga Generation Company", OAO "Kaluga Energy Management Company", OAO "Kaluga Retail Company", and OAO "Kaluga Trunk Grid Company". OAO "Kalugaenergo" is the first among the regional energos to have fully completed the restructuring process.

Major Corporate Events in 2004

16 April	OAO RAO "UES of Russia" and OAO "Power Machines" sign a contract to modernize the steam turbines at OAO "Kostromskaya TPP".
19 April	Reorganization of OAO "Bryanskenergo" is launched. The spin-off company, OAO "Bryansk Energy Management Company", is registered with the authorities.
23 April	The Board of Directors of OAO RAO "UES of Russia" approves the configuration for the establishment of 14 Territorial Generation Companies (TGCs) and 4 Interregional Distribution Companies (IDCs) (excluding the East IES).
23 April	The Board of Directors of OAO RAO "UES of Russia" approves the restructuring plan of OAO "Chitaenergo".
24 April	The All-Russia Conference of CEOs of regional energos and AO-power plants of RAO "UES of Russia" Holding Company is held in St.-Petersburg. The Conference considers the results of operation of RAO UES entities during the 2003/2004 autumn-winter period, and identifies the goals for reforming the energy enterprises of the Holding Company for the next year.
24 April	The Chairman of the Management Board of OAO RAO "UES of Russia" Anatoly Chubais, St.-Petersburg Governor Valentina Matviyenko, and President and CEO of OAO "Bank for Foreign Trade" (Vneshtorgbank) Andrey Kostin sign a Tripartite Agreement on Cooperation on a project to supply heat to the north-western part of the city of St.-Petersburg, which involves the construction of a heating main from the Severo-Zapadnaya CHPP to the Primorskaya boilerhouse in St.-Petersburg.
13 May	At the 13th annual e7 Summit held in Munich, Germany, the CEOs of the nine leading electricity companies announce their new partnership with OAO RAO "UES of Russia". It is anticipated that full e7 membership of OAO RAO "UES of Russia" will be considered in parallel to Russia's acceptance as a full member of the G8 in 2006.
20 May	The companies spun off from OAO "Belgorodenergo" – OAO "Heat Energy Company" and OAO "Belgorod Retail Company"– complete their registration with the authorities.
20 May	OAO RAO "UES of Russia" is named the Best Issuer 2003 in the "Stock Market Elite" Annual Awards held by the National Association of Stock Market Participants (NAUFOR).
21 May	The Board of Directors of OAO RAO "UES of Russia" approves the restructuring plan of OAO "Lenenergo" and makes amendments to the restructuring plans of OAO "Kurskenergo" and OAO "Udmurtenergo" approved by the Board on 14 December 2002.
25 June	The Board of Directors of OAO RAO "UES of Russia" considers the peculiarities of the reform at some regional energos and decides to use, when considering the options available for reorganizing such regional energos (and/or TGCs established on their basis) the restructuring plans different from the "basic" scenario.
28 June	OAO RAO "UES of Russia" and the consortium of Enel/ESN Energo sign a General Agreement and Contract to run the Severo-Zapadnaya CHPP (North-Western CHPP).
30 June	The AGM of OAO RAO "UES of Russia" is held in Zelenograd. The shareholders approve the Company's Annual Report, take a decision to pay dividends, and elect the Board of Directors, the Auditing Commission, and the Company's Auditors.
30 July	The Board of Directors of OAO RAO "UES of Russia" approves the restructuring plans of OAO "Kolenergo" and OAO "Omskenergo", bringing these plans into conformity with the basic restructuring plan.
30 July	The Board of Directors of OAO RAO "UES of Russia" approves the participation of OAO "Zelenchukskie HPPs", OAO "Permenergo", OAO "Rostovenergo", OAO "Sverdlovenergo", OAO "Yakutskenergo", OAO "Kamskaya HPP", OAO "Stavropolenergo", OAO "Sulakenergo", OAO "Nizhegorodskaya HPP", OAO "Saratovskaya HPP" in Non-Profit Partnership "Gidroenergetika Rossii" ("Russia's Hydropower").
30 July	The Chairman of the Management Board of OAO RAO "UES of Russia" Anatoly Chubais and the Prime Minister of Chechnya Sergey Abramov sign an Agreement on Cooperation between OAO RAO "UES of Russia" and the Republic of Chechnya to ensure electricity supply to industrial and public sector consumers in the Republic of Chechnya.

Major Corporate Events in 2004

18 August	OAO "Pskovenergosbyt" and OAO "Pskovenergoagent" complete registration with the state authorities.
23 August	OAO "Pskovenergoservis" and OAO "Pskovenergoavto" complete registration with the state authorities. OAO "Pskovenergo" completes restructuring according to the "non-basic" reorganization plan.
31 August	OAO "Voronezhenergo" is partially reorganized; three companies spun off from the regional energo – OAO "Voronezh Management Energy Company", OAO "Voronezh Generation Company", and OAO "Voronezh Energy Retail Company" – complete their registration with the authorities.
3 September	The Board of Directors of OAO RAO "UES of Russia" unanimously approves the establishment of OAO "WGC-5" as a wholly-owned subsidiary of OAO RAO "UES of Russia". On the proposal of the Strategy and Reform Committee, the Board of Directors takes a resolution to include representatives of minority shareholders on the Boards of Directors of the WGCs to be established.
25 September	Hydropower unit No. 3 is started with no load at the Bureyskaya HPP of OAO RAO "UES of Russia".
1 October	ZAO "INTER RAO UES" starts operations in the free trading sector of the wholesale electricity market.
1 October	The companies spun off from OAO "Bryanskenergo" – OAO "Bryansk Generation Company" and OAO "Bryansk Retail Company" – complete their registration with the authorities.
1 October	The Board of Directors of OAO RAO "UES of Russia" unanimously approves the establishment of OAO "WGC-3" as a wholly-owned subsidiary of OAO RAO "UES of Russia". Besides, the Board of Directors approves the establishment by OAO RAO "UES of Russia" of OAO "TGC-9", OAO "TGC-14" and the interregional distribution companies (IDCs) – OAO "Center and North Caucasus IDC", OAO "North-West IDC", OAO "Urals and Volga IDC", and OAO "Siberia IDC". The Board of Directors approves the restructuring plans of OAO "Samaraenergo", OAO "Saratovenergo", OAO "Ulyanovskenergo", OAO "Orenburgenergo", OAO "Krasnoyarskenergo", and OAO "Khakasenergo".
1 October	The companies spun off from OAO "Belgorodenergo" – OAO "Heat Energy Company" and OAO "Belgorod Retail Company" – complete their registration with the state authorities.
5 October	The Chairman of the Management Board of OAO RAO "UES of Russia" Anatoly Chubais and Kaliningrad Region Governor Vladimir Yegorov sign an Agreement on Cooperation on the project to build a heating main from the Kaliningradskaya CHPP-2 to the Southern part of Kaliningrad.
19 October	The Presidium of the Higher Arbitration Court of the Russian Federation invalidates the ruling of the court of appeals on the deprivatization of the Sayano-Shushenskaya HPP. The claim was lodged by the Government of the Republic of Khakassia. Thus, the Presidium of the Higher Arbitration Court held that there were no violations of the laws in the course of the power plant's privatization, as asserted by the Russian Government and OAO RAO "UES of Russia".
20 October	The 26th meeting of the CIS Electric Power Council (CIS EPC) re-elects Anatoly Chubais as President of the Council.
20 October	The Chairman of the Management Board of OAO RAO "UES of Russia" Anatoly Chubais is ranked first among the top business leaders whose activities have a significant influence on the Russian economy. The list of the most influential members of the Russian business community is made by the Managers Association as part of its annual professional reputation rankings.
21 October	OAO RAO "UES of Russia" fully and timely pays RUB225.63 million in interest on its Series 2 interest-bearing bonds (coupon 4).
25 October	The Russian Government adopts Resolution No. 1367-r of RAO "UES of Russia" on the establishment of a unified hydrogeneration company, OAO "HydroWGC".
27 October	OAO "Fifth Generation Company of the Wholesale Electricity Market" ("OAO "WGC-5") is registered with the Inspectorate of the Ministry of Taxes and Levies of Russia for the city of Yekaterinburg, Sverdlovsk Region.

Major Corporate Events in 2004

29 October	The Board of Directors of OAO RAO "UES of Russia" approves the establishment of operating companies, OAO "TGC-10" and OAO "TGC-8".
1 November	It is one year since trading is launched in the free trading sector of the wholesale electricity market (the so-called "5-15% sector"). Over the year, nearly 70 SDCs of OAO RAO "UES of Russia" have traded in the competitive segment. On 1 November 2004, the volume of sales in the "5-15% sector" is in excess of 41 billion kWh of electricity, or about 10% of all electricity consumed in the European part of Russia and the Urals.
5 November	Standard & Poor's Ratings Services raises its long-term issuer credit ratings on OAO RAO "UES of Russia" to B+ from B and affirms its ruA+ Russia national scale rating on the Group, with a stable outlook.
18 November	The Russian Government approves the Investment Programme of OAO RAO "UES of Russia" for the year 2005. The amount of funds allocated to finance the top priority electricity projects of OAO RAO "UES of Russia" in 2005 will total RUB26.6 billion.
23 November	Hydrogeneration unit No. 3 is put into commercial operation at the Bureyskaya HPP located in the settlement of Talakan, Amurskaya Region. The inauguration ceremony is attended by the Deputy Chairman of the Russian Government Alexander Zhukov and the Chairman of the Management Board of OAO RAO "UES of Russia" Anatoly Chubais.
23 November	OAO "Third Generation Company of the Wholesale Electricity Market" ("OAO "WGC-3") is registered with Interdistrict Inspectorate No. 2 of the Ministry of Taxes and Levies of Russia for the Republic of Buryatia.
26 November	The Board of Directors of OAO RAO "UES of Russia" approves the establishment of OAO "TGC-1", OAO "TGC-13", and OAO "WGC-4".
26 November	The Board of Directors of OAO RAO "UES of Russia" resolves to terminate, with effect from 1 January 2005, the Agreement with OAO "Moscow Central Depository" for the administration of the share register of OAO RAO "UES of Russia" in connection with expiry of the Agreement and the Company's decision not to prolong it. The Board approves the appointment of ZAO "Status" as the Company's Registrar.
30 November	The Chairman of the Management Board of OAO RAO "UES of Russia" Anatoly Chubais and the President of the Russian Academy of Sciences Yury Osipov sign an Agreement to organize the New Generation Annual Contest for young scientists. The Contest is organized to support talented young researchers and encourage their professional development and creative activities.
1 December	OAO RAO "UES of Russia" completes the dividend payment in respect of 2003 by the established deadline of 1 December 2004.
7 December	The first TGC, OAO "Territorial Generation Company No. 14" (OAO "TGC-14"), is registered with the Inspectorate of Ministry of Taxes and Levies of the Russian Federation for Ingodinsky Administrative District, city of Chita.
7 December	OAO RAO "UES of Russia" is named the winner of the "Company of the Year" Awards in the category of Successful Implementation of the Sector Reform.

Major Corporate Events in 2004

8 December	The Competitiveness Council under the Government of the Russian Federation headed by the Prime Minister Mikhail Fradkov supports the transformations in the electricity industry, including the restructuring of OAO RAO "UES of Russia".
9 December	As a result of the open tender to select a General Contractor to modernize the Ivanovskaya TPP, OAO RAO "UES of Russia" awards the contract to FGUP "VO Technopromexport".
9 December	OAO "Territorial Generation Company No. 9" (OAO "TGC-9") is registered with the Inspectorate of the Ministry of Taxes and Levies of Russia for Sverdlovsky District, city of Perm.
11 December	Anatoly Chubais, Chairman of the Management Board of OAO RAO "UES of Russia", and Mohammad Ahmadian, Managing Director of Tavanir Energy Company, Islamic Republic of Iran, sign a Memorandum on Cooperation in the field of electric power. Under the Memorandum, Iran's energy system will be synchronized with the energy systems of Russia, the CIS and the Baltic Republics in 2006. Also, as a result of the meeting of the RAO UES delegation with the Ministry of Energy officials of the Islamic Republic of Iran and the Republic of Tajikistan, a Protocol is signed confirming the countries' intention to conduct joint construction of the Sangtuda HPPs in Tajikistan.
15 December	OAO RAO "UES of Russia" is named the winner of the eighth All-Russian "Best Russian Enterprises" Awards in the category "For Economic Openness". Besides, OAO RAO "UES of Russia" is named a laureate in the category "Best Corporate Issuer on the Russian Stock Market".
17 December	Interregional Inspectorate No. 1 of the Russian Ministry of Taxes and Levies for Tver Region registers OAO "Center and North Caucasus Interregional Distribution Company" (OAO "Center and North Caucasus IDC"), one of the four interregional distribution companies to be established.
20 December	The Sochinskaya TPP is put into trial operation in the city of Sochi, Krasnodar Kray.
23 December	OAO "North-West IDC" completes registration with Interdistrict Inspectorate No. 15 of the Ministry of Taxes and Levies of the Russian Federation for the city of St.-Petersburg.
24 December	The Board of Directors of OAO RAO "UES of Russia" approves the establishment of OAO "HydroWGC", OAO "WGC-1", OAO "WGC-2" and OAO "WGC-6", and the creation of OAO "TGC-5", a territorial generation company. Amendments are made to the restructuring plan of OAO "Kolenergo" approved by the Board of Directors of OAO RAO "UES of Russia" on 30 July 2004.
26 December	OAO "Federal Hydrogeneration Company" ("OAO "HydroWGC") is registered with the Inspectorate of the Ministry of Taxes and Levies of Russia for Zheleznodorozhny District of the city of Krasnoyarsk, Krasnoyarsk Kray.
28 December	The Management Board of OAO RAO "UES of Russia" approves the Procurement Standards for the entities of RAO "UES of Russia" Holding Company.

MARKET FOR SHARES OF OAO RAO "UES OF RUSSIA"

Ordinary shares of OAO RAO "UES of Russia" are included in the Quotation Lists A, Level 1 on ZAO "MICEX Stock Exchange", Non-Profit Partnership "RTS Stock Exchange" (NP "RTS Stock Exchange"), and OAO "RTS Stock Exchange".

The Company's preferred shares are included in the Quotation List A, Level 1 on ZAO "MICEX Stock Exchange" and the Quotation List A, Level 2 on NP "RTS Stock Exchange".

Preferred shares of OAO RAO "UES of Russia" are also admitted to trading on OAO "RTS Stock Exchange" (i.e. they are included in the Part of the List entitled "Securities admitted to trading but not included in quotation lists").

TICKERS OF RAO "UES OF RUSSIA" SHARES IN MAJOR TRADING SYSTEMS

	ordinary shares	preferred shares
NP "RTS Stock Exchange"	EESR	EESRP
ZAO "MICEX Stock Exchange"	EESR	EESRP
OAO "RTS Stock Exchange"	EESRG	EESRPG

TRADING VOLUME IN RAO UES SHARES ON RUSSIA'S MAJOR STOCK EXCHANGES
millions of US dollars

	NP "RTS Stock Exchange"	ZAO "MICEX Stock Exchange"
Q1 2004	365.61	9,670.28
Q2 2004	549.36	11,575.61
Q3 2004	220.72	8,294.45
Q4 2004	347.10	11,157.68

STOCK PRICE DYNAMICS, US dollars*



□ – ordinary shares □ – preferred shares
0,38
0,36
0,34
0,32
0,3
0,28
0,26
0,24
0,22
0,2
0,18
0,16
0,14
0,12
0,1
05.01.04
15.01.04
25.01.04
04.02.04
14.02.04
24.02.04
05.03.04
15.03.04
25.03.04
04.04.04
14.04.04
24.04.04
04.05.04
14.05.04
24.05.04
03.06.04
13.06.04
23.06.04
03.07.04
13.07.04
23.07.04
02.08.04
12.08.04
22.08.04
01.09.04
11.09.04
21.09.04
01.10.04
11.10.04
21.10.04
31.10.04
10.11.04
20.11.04
30.11.04
10.12.04
20.12.04
30.12.04

* *RTS data*

STOCK PRICE DYNAMICS, US dollars*


□ – ordinary shares □ – preferred shares
0,375
0,350
0,325
0,300
0,275
0,250
0,225
0,200
05.01.04
15.01.04
25.01.04
04.02.04
14.02.04
24.02.04
05.03.04
15.03.04
25.03.04
04.04.04
14.04.04
24.04.04
04.05.04
14.05.04
24.05.04
03.06.04
13.06.04
23.06.04
03.07.04
13.07.04
23.07.04
02.08.04
12.08.04
22.08.04
01.09.04
11.09.04
21.09.04
01.10.04
11.10.04
21.10.04
31.10.04
10.11.04
20.11.04
30.11.04
10.12.04
20.12.04
30.12.04

* *MICEX data*

DR PRICES FOR RAO UES SHARES, US dollars


□ – DR (ordinary shares) □ – DR (preferred shares)
40
35
30
25
20
15
02.01.04
12.01.04
22.01.04
01.02.04
11.02.04
21.02.04
02.03.04
12.03.04
22.03.04
01.04.04
11.04.04
21.04.04
01.05.04
11.05.04
21.05.04
31.05.04
10.06.04
20.06.04
30.07.04
10.07.04
20.07.04
30.07.04
09.08.04
19.08.04
29.08.04
08.09.04
18.09.04
28.09.04
08.10.04
18.10.04
28.10.04
07.11.04
17.11.04
27.11.04
07.12.04
17.12.04
27.12.04

SHARE OF OAO RAO "UES OF RUSSIA" STOCKS IN OVERALL TRADING VOLUME OF RUSSIAN EQUITIES, 2004 (%)

a – RAO UES shares **b** – shares of other issuers


a | 27.94
b | 72.06
RTS


a | 37.51
b | 62.49
MICEX

In 1997, the Company established a Level I American Depositary Receipts (ADR) program for its ordinary shares. The ADRs of OAO RAO "UES of Russia" are traded on OTC markets in the USA, Great Britain, Germany, and Austria. The ADR program representing preferred shares was launched in May 2000.

In December 2001, the sponsored ADR programs were transferred from the Bank of New York to the Successor Depositary Bank, Deutsche Bank Trust Company Americas. The unsponsored Reg S GDR program is handled, as before, by the Bank of New York. In April 2004, OAO RAO "UES of Russia" and Deutsche Bank Trust Company Americas entered into a Deposit Agreement for the Company's sponsored Reg S GDR program.

GLOSSARY

ABBREVIATIONS

ATS	Administrator of Trading System of the Wholesale Electricity Market
CCGT	Combined-Cycle Gas Turbine
CHPP	Combined Heat and Power Plant
FEC	Federal Energy Commission
FGC	Federal Grid Company
FOREM	Federal Wholesale Electricity (Capacity) Market
FTS	Federal Tariffs Service
GeoTPP	Geothermal Power Plant
GTU (GTPP)	Gas Turbine Unit (Gas-Turbine Power Plant)
HPP	Hydraulic Power Plants
HV line	High-Voltage Line
IDAs	Integrated Dispatch Administrations
IDCs	Interregional Distribution Companies
IES	Integrated Energy Systems
ITCs	Interregional Transmission Companies
KPIs	Key Performance Indicators
NPP	Nuclear Power Plant
OAO	Open Joint Stock Company
OOO	Limited Liability Company
OREM	Wholesale Electricity (Capacity) Market
RDAs	Regional Dispatch Administrations
RECs	Regional Energy Commissions
RGCs	Regional Generation Companies
SDCs	Subsidiaries and Dependent Companies
TCs	Transmission Companies
TGCs	Territorial Generation Companies
TPP	Thermal Power Plant
UES of Russia	Unified Energy System of Russia
UES SO-CDA	System Operator - Central Dispatch Administration of the Unified Energy System
WGCs	Wholesale Generation Companies
ZAO	Closed Joint Stock Company

Glossary

MEASUREMENT UNITS		
Gcal	Gigacalorie	unit of heat power
Gcal/h	Gigacalorie/hour	unit of measurement of heat energy
Hz	Hertz	unit of frequency of alternating electric current
kV	Kilovolt	unit of electric potential difference
kVA	Kilovolt-Ampere	total capacity measurement unit
kWh	Kilowatt-hour	unit of electric energy
MVar	Megavar	electric reactive capacity unit
MW	Megawatt	unit of electric power
MPa	Megapascal	unit of pressure
mt/h	Tonnes per hour	unit of steam output
tsf	Tonne of standard fuel	

TERMS	
Average supply tariff	Average price at which electricity and heat are supplied to consumers
Backbone transmission lines	Power transmission lines with a voltage of 110 kV and more
Budgeting	Management system that includes elements of financial planning, budget formation, and controlling of budget execution
Business planning	The management system that includes procedures of production and financial planning, business-planning, and monitoring of fulfilment of business plans
Cross-subsidization	Establishment of energy tariffs (rates) below the economically efficient level for one group of consumers (subsidized consumers) owing to the higher tariffs (rates) set for other consumer groups (subsizing consumers).
Electricity and heat tariffs (rates)	System of price rates (rates of service fees, pricing schedules, etc.) used to effect payments for electricity and heat energy supplies, and the corresponding services
Electricity (capacity) transfers	Transmission of electricity and capacity among regions and regional energos
Electricity sales	Activities in the sphere of electricity marketing
Electricity suppliers	Organizations combining purchase/sale of electricity and electricity transmission
Energy enterprises, energy companies	Companies / enterprises that generate electricity and heat
Generation	Production of electricity
Key performance indicator (KPI)	A most important integrated performance indicator of an organization, organization's department, particular officer, reflecting the goals set before the organization, department, and officer for a specific period of time

Glossary

Power systems with excess generation	Energy systems whose own electricity energy production (capacity) exceeds the level of consumption in their respective regions
Power systems with insufficient generation	Electricity suppliers whose own electricity production is not sufficient to meet the consumption in their respective areas
Regional energo	Open joint-stock company for power and electrification
Standard AC frequency	Indicator of quality of energy systems' operation consisting in maintenance of the alternating current frequency within the range of 49.8-50.2 Hz
Subscription fee	Amount of payment for the services to organize the functioning and development of the Unified Energy System of Russia
Unified Energy System of Russia (UES of Russia)	A system of generation and other energy facilities linked by a common process of generation (including co-generation of electricity and heat) and transmission of electricity in an environment of centralized dispatching in the electricity industry

CONTACT INFORMATION

Russian Open Joint Stock Company for Power and Electrification "UES of Russia" (OAO RAO "UES of Russia")
119526 Moscow,
Prospekt Verdnadskogo, 101, Bldg. 3
Tel. +7 (095) 710-4001
E-mail: rao@rao.elektra.ru
http://www.rao-ees.ru

Shareholder Relations Department of the Corporate Center
119526 Moscow,
Prospekt Verdnadskogo, 101, Bldg. 3
Tel. +7 (095) 710-5726
Fax: +7 (095) 929-1433

Shareholder Rights Protection Department
Tel. +7 (095) 710-6877
Fax: +7 (095) 929-1657
E-mail: tomichevich_vd@rao.elektra.ru

Registrar
ZAO "STATUS Registration Company"
109544, Moscow,
ul. Dobrovolcheskaya, 1/64
Tel. +7 (095) 974-8350
Fax: +7 (095) 974-8349

Auditors
ZAO "KPMG"
119019, Moscow,
Gogolevsky Boulevard, 11
Tel. +7 (095) 937-4477
Fax: +7 (095) 937-4499

Depositary Bank for ADR Program
Deutsche Bank Trust Company Americas
4 Albany Street, New York, USA
Fax: +1 (212) 250-5644
Bank of New York
620 Avenue of the Americas,
New York, 10011
Tel.: +1 (646) 885-3292